     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1999
                                                      REGISTRATION NO. 333-78539

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                -----------------

                               ISMIE HOLDINGS INC.
             (Exact Name of registrant as specified in its charter)

          DELAWARE                             6719                     36-4293113
(State or other jurisdiction       (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)   Classification Code Number)   Identification Number)


                            20 North Michigan Avenue
                                    Suite 700
                             Chicago, Illinois 60602
                                 (312) 782-2749
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                               Alexander R. Lerner
                      President and Chief Executive Officer
                            20 North Michigan Avenue
                                    Suite 700
                             Chicago, Illinois 60602
                                 (312) 782-2749
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                   copies to:
                              John S. Chapman, Esq.
                           Richard A. Hemmings, Esq.
                             Lord, Bissell & Brook
                            115 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 443-0700

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: \ \

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 ILLINOIS STATE MEDICAL INTER-INSURANCE EXCHANGE
                            20 NORTH MICHIGAN AVENUE
                                    SUITE 700
                             CHICAGO, ILLINOIS 60602

                            NOTICE OF SPECIAL MEETING

         A special meeting of the members of Illinois State Medical Inter-Insurance Exchange will take place at ____________, Chicago, Illinois at _______ p.m., local time, on ________, 1999, for the following purpose:


         To consider and vote on a proposal to approve a Plan and Agreement of Merger, dated as of May 5, 1999, among Illinois State Medical Inter-Insurance Exchange, ISMIE Indemnity Company and ISMIE Holdings Inc., in which


            - ISMIE will merge into Indemnity, with Indemnity surviving as a subsidiary of Holdings; and


            - members of ISMIE who were members on May 5, 1999 will receive shares of common stock of Holdings in exchange for the rights and interests they currently hold as members of ISMIE.


         Under ISMIE's Rules and Regulations, no other business may be transacted at the special meeting.


         The purpose of the merger is to convert ISMIE into a company that is owned by stockholders. The conversion will not affect your insurance coverage.


         Only members of ISMIE at the close of business on May 5, 1999 are entitled to notice of, and eligible to vote at, the special meeting or any adjournment or postponement of the meeting. Please complete, date and sign the enclosed proxy card and taxpayer identification card and return them promptly in the enclosed pre-paid envelope whether or not you intend to attend the special meeting. You may revoke your proxy in the way described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting.


         YOUR BOARD OF GOVERNORS BELIEVES THAT THE CONVERSION IS IN THE BEST INTERESTS OF ISMIE AND ITS MEMBERS. THE BOARD HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL. YOU ARE ENCOURAGED TO READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, WHICH PROVIDES DETAILED INFORMATION ABOUT THE CONVERSION.


         Approval of the merger agreement requires the favorable vote of two-thirds of the eligible members voting in person or by proxy at the special meeting. YOUR VOTE IS VERY IMPORTANT!

                                 By Order of the Board of Governors of
                                 Illinois State Medical Inter-Insurance Exchange

                                 [LOGO]


                                            Irwin A. Smith, M.D.
                                            Secretary
Chicago, Illinois
          , 1999

                                            [Intentionally blank]

                                  [ISMIE Logo]

                CONVERSION PROPOSED - YOUR VOTE IS VERY IMPORTANT


      The Board of Governors of the Illinois State Medical Inter-Insurance Exchange, or ISMIE, has approved a merger agreement designed to convert ISMIE into a company that is owned by stockholders. If we complete the merger, members of ISMIE who were members on May 5, 1999 will receive shares of common stock of ISMIE Holdings Inc., or Holdings, in exchange for their rights and interest in ISMIE. Holdings will be the parent company of ISMIE Indemnity Company which will be the successor to ISMIE in the merger. The conversion will not affect your insurance coverage.


         Only members of ISMIE who were members on May 5, 1999 are eligible to vote on and receive stock in the conversion. In the conversion, approximately 10,000,000 shares of Holdings common stock will be issued to and allocated among eligible members as follows:


            - 9,000,000 shares of common stock will be allocated pro rata among all eligible members based on the ratio of each eligible member's earned premiums to the total earned premiums of all eligible members from July 1, 1995 through May 5, 1999; and


            - 1,000,000 shares of common stock will be allocated evenly among all eligible members.


         We cannot complete the conversion unless the eligible members approve the merger agreement. We have scheduled a special meeting for our members to vote on this important matter.


         Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and mailing the enclosed proxy card. Voting instructions are inside.

         The date, time and place of the special meeting is:

                                                     ___________, 1999
                                                       _______ __.m.
                                                  -----------------------
                                                   __________, Illinois


         This document provides you detailed information about the conversion and the special meeting. We urge you to read this entire document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE __ FOR A DESCRIPTION OF RISKS YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

                                            /s/ Harold L. Jensen

                                            Harold L. Jensen
                                            Chairman of the Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            This proxy statement/prospectus is dated __________, 1999 and was first mailed to members on or about _______, 1999

        ORGANIZATIONAL STRUCTURE OF ISMIE BEFORE AND AFTER THE CONVERSION


         FOR PURPOSES OF THIS PROXY STATEMENT/PROSPECTUS, THE TERMS "ISMIE," "WE," "OUR" AND "US" REFER, BEFORE THE MERGER IS COMPLETED, TO THE ILLINOIS STATE MEDICAL INTER-INSURANCE EXCHANGE AND ITS SUBSIDIARIES, COLLECTIVELY, AND AFTER THE MERGER IS COMPLETED, TO ISMIE INDEMNITY COMPANY AS THE SUCCESSOR TO ISMIE IN THE MERGER; THE TERM "HOLDINGS" REFERS TO ISMIE HOLDINGS INC.





     BEFORE THE CONVERSION                           AFTER THE CONVERSION


[GRAPHIC OMITTED]


         After the conversion, Illinois Insurance laws and regulations will prohibit any person from acquiring control of Holdings, and thus indirect control of ISMIE, unless that person has obtained the approval of the Illinois Director of Insurance in advance. Under Illinois law, any purchaser of 10% or more of the voting stock of an insurance holding company is presumed to have acquired control of affiliated or subsidiary insurers and must obtain the approval of the Illinois Director of Insurance before completing the purchase.

                                TABLE OF CONTENTS

ORGANIZATIONAL STRUCTURE OF ISMIE BEFORE AND AFTER THE CONVERSION.......................................................ii

QUESTIONS AND ANSWERS ABOUT THE CONVERSION...............................................................................1

SUMMARY  ................................................................................................................3
         Who We Are......................................................................................................3
         Our Reasons for the Conversion..................................................................................3
         Our Board's Recommendations to Members..........................................................................4
         What Eligible Members will Receive in the Conversion............................................................4
         The Special Meeting.............................................................................................4
         Tax Consequences of the Merger..................................................................................5
         Regulatory Approvals............................................................................................5
         Dissenters' Rights..............................................................................................5
         Interests of Certain Persons in the Conversion..................................................................5
         Accounting Treatment............................................................................................5
         Selected Financial and Operating Data...........................................................................6

RISK FACTORS.............................................................................................................9
         If regulatory or competitive conditions in the medical malpractice insurance industry change, our business could be hurt.............................................................................9
         Since we operate only in Illinois, any negative change in conditions in Illinois will disproportionately hurt our business ..................................................................9
         Cyclical factors affecting our industry could reduce our profitability and our stock price......................9
         The advent of "managed care" and proposed healthcare reforms could reduce the demand for our products and our revenues and profits.............................................................10
         Competition from other insurance companies could hurt our business.............................................10
         A reduction in our ratings would make it difficult for us to compete...........................................10
         If we increase our loss and loss adjustment expense reserves, our income will decrease in the period in which the adjustment occurs.................................................................11
         Fluctuations in interest rates could reduce our income and the value of our investment portfolio.
                   .....................................................................................................11
         If our computer systems or those of our vendors and suppliers do not work properly after
                  December 31, 1999, our operations will be disrupted...................................................11
         If we are unable to obtain adequate reinsurance coverage at reasonable rates in the future, it will be difficult for us to manage our underwriting risks and operate our business profitably.
                   .....................................................................................................12
         If our reinsurers do not fulfill their financial obligations to us, or if we do not have adequate reinsurance coverage, we may not be profitable........................................................12
         If we fail to comply with insurance regulatory requirements, or if those requirements become burdensome to us, we may not be able to operate profitably............................................13

         Our ability to meet our obligations and pay dividends depends on the ability of ISMIE to pay dividends to Holdings.................................................................................13
         Antitakeover provisions could adversely affect the price of our common stock...................................13
         An active or orderly trading market for the common stock may not develop; our stock price may be volatile...........................................................................................13

WHERE YOU CAN FIND MORE INFORMATION.....................................................................................14

THE SPECIAL MEETING.....................................................................................................16
         Time, Date and Place...........................................................................................16
         Purpose  ......................................................................................................16
         Record Date, Quorum and Vote Required..........................................................................16
         Recommendation of the Board of Governors.......................................................................16
         Interests of the Board of Governors in the Conversion..........................................................16
         Proxies  ......................................................................................................16
         Proxy Solicitation.............................................................................................17
         Questions About the Conversion.................................................................................17

THE CONVERSION..........................................................................................................18
         General  ......................................................................................................18
         Background of the Conversion...................................................................................18
         Determination of Eligible Members..............................................................................20
         Conversion of Membership Interests.............................................................................20
         Consideration..................................................................................................20
         Opinion of Salomon Smith Barney................................................................................22
         Recommendation of the Board of Governors.......................................................................25
         Description of the Merger Agreement............................................................................29
         Dissenters' Rights.............................................................................................30
         Additional Aspects of the Merger Agreement and the Conversion..................................................31

COMPARISON OF RIGHTS OF MEMBERS
         BEFORE AND AFTER THE CONVERSION................................................................................32

MARKET FOR COMMON STOCK.................................................................................................46

DIVIDEND POLICY.........................................................................................................46

CAPITALIZATION..........................................................................................................47

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION...............................................................47
         General  ......................................................................................................48
         Eligible Members...............................................................................................48
         ISMIE and ISMIE Indemnity Company..............................................................................49

         Consequences of a Taxable Exchange  ...........................................................................49
         Issuance of Rules Dealing with Inversions......................................................................49
         Possible Policyholder Dividend Treatment.......................................................................50
         Taxpayer Identification Number.................................................................................50

SELECTED FINANCIAL AND OPERATING DATA...................................................................................51

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          ..............................................................................................................54
         Liquidity and Capital Resources................................................................................60
         Effect of Inflation............................................................................................62

                  Year 2000 Issues......................................................................................63
         Recent Accounting Pronouncement Not Yet Adopted................................................................64

BUSINESS ...............................................................................................................64
         Overview ......................................................................................................64
         History and Structure..........................................................................................64
         Business Strategy..............................................................................................65
         Products ......................................................................................................68
         Marketing and Policyholder Services............................................................................71
         Premium Rates and Discount Programs............................................................................72
         Underwriting...................................................................................................73
         Risk Management Services.......................................................................................74
         Claims   ......................................................................................................75
         Loss Reserves..................................................................................................77
         Reinsurance....................................................................................................81
         Investment Portfolio...........................................................................................84
         Market Risk....................................................................................................86
         Competition....................................................................................................87
         Relationship with the Medical Society..........................................................................87
         Regulation.....................................................................................................88
         Ratings  ......................................................................................................91
         Employees......................................................................................................92
         Properties.....................................................................................................92
         Litigation.....................................................................................................92

MANAGEMENT..............................................................................................................93
         Directors and Executive Officers...............................................................................93
         Committees of the Holdings Board...............................................................................95
         Director Compensation..........................................................................................96
         Executive Compensation.........................................................................................96

         Employment Agreements..........................................................................................97
         Compensation Plans.............................................................................................98
         Related Party Transactions.....................................................................................99

OWNERSHIP OF COMMON STOCK..............................................................................................100

DESCRIPTION OF CAPITAL STOCK...........................................................................................102
         General  .....................................................................................................102
         Common Stock..................................................................................................102
         Preferred Stock...............................................................................................102
         Statutory, Charter and Bylaw Provisions Which Could Have an Anti-Takeover Effect..............................103
         Transfer Agent and Registrar..................................................................................105

LEGAL MATTERS..........................................................................................................105

EXPERTS  ..............................................................................................................105

GLOSSARY OF SELECTED INSURANCE TERMS.....................................................................................1

INDEX TO FINANCIAL STATEMENTS..........................................................................................F-1

ANNEX   I         PLAN AND AGREEMENT OF MERGER
ANNEX  II         OPINION OF THE FINANCIAL ADVISOR
ANNEX III         SECTION 168 OF THE ILLINOIS INSURANCE CODE

                   QUESTIONS AND ANSWERS ABOUT THE CONVERSION


Q.    WHAT DO I NEED TO DO NOW?


A. PLEASE CAREFULLY REVIEW ALL OF THE MATERIALS WE HAVE SENT TO YOU. AFTER DOING SO, PLEASE:


      -     Complete, date and sign the enclosed BLUE PROXY CARD.


      - Fill out and sign the enclosed YELLOW TAXPAYER IDENTIFICATION CARD by including your taxpayer identification number (for most individuals, your taxpayer identification number is your social security number).


      - Return the completed BLUE PROXY CARD AND YELLOW TAXPAYER IDENTIFICATION CARD in the enclosed postage-paid envelope. WE MUST RECEIVE THE PROXY CARD NO LATER THAN ______ P.M., LOCAL TIME, ON ____________, 1999 (TEN DAYS PRIOR TO THE DATE OF THE SPECIAL MEETING). YOU HAVE THE RIGHT TO APPEAR AT THE SPECIAL MEETING AND VOTE IN PERSON.



         IF YOU HAVE ANY QUESTIONS OR NEED HELP IN COMPLETING THE PROXY CARD OR THE TAXPAYER IDENTIFICATION CARD, PLEASE CALL OUR INFORMATION CENTER AT 1-888-__________ (TOLL FREE).


Q.    CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?


A. Yes. You can change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person. Your attendance alone will not, however, revoke your proxy.

Q.    WHEN DO YOU EXPECT THE CONVERSION TO BE COMPLETED?


A. We hope to complete the conversion in the third quarter of 1999. We are working toward completing the conversion as quickly as possible.


Q.    WHEN WILL I RECEIVE MY SHARES IF THE MERGER AGREEMENT IS APPROVED?


A. We will begin to mail the stock certificates to eligible members as soon as we can after the 30th day following completion of the merger, unless a dissenters' rights petition is filed with the Illinois Director of Insurance in accordance with Illinois law. If a dissenters' rights petition is filed, we will deliver the stock certificates only after the Illinois Director of Insurance issues an order confirming the approval of the merger.

                    [intentionally blank-reverse side of Q&A]

                                     SUMMARY


         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PLACES IN THIS PROXY STATEMENT/PROSPECTUS. AS A RESULT, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING HOW TO VOTE. YOU SHOULD READ THE ENTIRE PROXY STATEMENT/PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS. ALL FINANCIAL DATA AND RATIOS PRESENTED IN THIS DOCUMENT HAVE BEEN PREPARED USING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES UNLESS OTHERWISE INDICATED.




WHO WE ARE (PAGE __).........       ISMIE is the largest provider of medical
                                    malpractice insurance in Illinois and the eleventh largest in the United States based on direct premiums written. We currently insure approximately 8,800 Illinois physicians who practice alone or in medical groups, clinics or other healthcare organizations. In addition, we offer insurance coverage to approximately 775 corporate and partnership entities and a variety of other healthcare providers.


                                    For the year ended December 31, 1998, our total revenue was $182.4 million and our net income was $12.7 million. For the three months ended March 31, 1999, our total revenue was $48.1 million and our net income was $3.5 million. As of March 31, 1999, we had $1.22 billion of total assets, no debt outstanding and $237.8 million of total equity. We believe that our leading market share for medical malpractice insurance in Illinois is due in large part to the loyalty of our insured physicians.


                                    Our principal executive and business offices are located at 20 North Michigan Avenue, Suite 700, Chicago, Illinois 60602-4890, and our telephone number is (312) 782-2749.

OUR REASONS FOR THE
CONVERSION (PAGE __).........       We believe that the growth in managed
                                    healthcare and the emergence of multi-state integrated healthcare providers and delivery systems will lead to major changes in the medical malpractice insurance industry. We have adopted a strategy which we believe will enable us to compete effectively, improve profitability and create long-term growth, while maintaining competitive rates and market presence. We believe that the conversion of ISMIE into a company owned by stockholders will improve our ability to achieve our strategic goals by providing us:


                                    -        greater operating flexibility
                                    -        access to the capital markets and
                                             opportunities to use our stock for
                                             acquisitions
                                    -        a form of organization that has a
                                             higher degree of regulatory
                                             certainty than we have as a
                                             reciprocal insurance exchange


OUR BOARD'S
RECOMMENDATIONS TO
MEMBERS (PAGE __)............       Our Board of Governors has determined that
                                    the conversion is in the best interests of ISMIE and its members and has approved the merger agreement on behalf of ISMIE. Our board recommends that you vote FOR approval of the merger agreement.


WHAT ELIGIBLE MEMBERS WILL
RECEIVE IN THE CONVERSION
(PAGE __)....................       In the conversion, approximately 10,000,000
                                    shares of the common stock of Holdings will be issued to and allocated among eligible members of ISMIE as follows:


                                    -        9,000,000 shares of common stock
                                             will be allocated pro rata among
                                             eligible members based on the ratio
                                             of each eligible member's earned
                                             premiums to the total earned
                                             premiums of all eligible members
                                             from July 1, 1995 through May 5,
                                             1999.


                                    -        1,000,000 shares of common stock
                                             will be allocated evenly among
                                             eligible members.


                                    You will receive shares of common stock of Holdings in exchange for your membership interest in ISMIE.

THE SPECIAL MEETING (PAGE
__)..........................       TIME, DATE AND PLACE.  The special meeting
                                    will be held at _______ p.m., local time, on _____________, 1999 at __________________,
                                    Chicago, Illinois. At the special meeting, you will be asked to consider and vote on a proposal to approve the conversion of ISMIE into a company owned by stockholders.


                                    RECORD DATE. The Board of Governors has set the close of business on May 5, 1999 as the record date for determining the members eligible to vote at the special meeting.


                                    QUORUM. The presence, either in person or by proxy, of one- hundred eligible members entitled to vote at the special meeting is necessary to constitute a quorum.


                                    VOTE REQUIRED. The favorable vote of
                                    two-thirds of all eligible members present in person or by proxy at the special meeting is required to approve the merger agreement on behalf of ISMIE. Each eligible member is entitled to one vote at the special meeting.


TAX CONSEQUENCES OF THE
MERGER (PAGE __).............       Eligible members will not recognize gain or
                                    loss for federal income tax purposes on
                                    their exchange of membership interests for Holdings common stock in the conversion. TAX
                                    MATTERS ARE VERY COMPLICATED, AND THE TAX
                                    CONSEQUENCES OF THE MERGER TO EACH ELIGIBLE
                                    MEMBER WILL DEPEND ON THE FACTS OF THAT
                                    MEMBER'S SITUATION. YOU ARE URGED TO CONSULT
                                    YOUR TAX ADVISER FOR A FULL UNDERSTANDING OF
                                    THE TAX CONSEQUENCES OF THE MERGER.


REGULATORY APPROVALS (PAGE
__)..........................       If the members approve the merger agreement
                                    at the special meeting, the merger agreement will then have to be approved by the Illinois Director of Insurance before we can complete the conversion.

DISSENTERS' RIGHTS
(PAGE __)....................       Under the Illinois Insurance Code, if 5% or
                                    more of the eligible members who do not vote in favor of the merger agreement at the special meeting file a petition with the Illinois Director of Insurance for a hearing on the merger agreement within 30 days after the merger is completed, the Illinois
                                    Director of Insurance is required to order a hearing upon 15 days' written notice. if the Illinois Director of Insurance finds that the interests of the members are not properly protected, or if he finds that any reasonable objection exists to the merger agreement, he will enter an order revoking the approval already given. A copy of
                                    Section 168 of the Illinois Insurance Code, which sets forth the full text of the dissenters' rights, is attached as Annex III to this proxy statement/prospectus.


INTERESTS OF CERTAIN PERSONS
IN THE CONVERSION
(PAGE __)....................       Except for the common stock allocated to
                                    members of the Board of Governors in their capacity as members of ISMIE, neither the members of the Board nor the officers of ISMIE will receive any compensation or other benefits in connection with the completion of the conversion.


ACCOUNTING TREATMENT
(PAGE __)....................       The conversion involves a reorganization of
                                    entities under common control, and the
                                    assets and liabilities transferred to
                                    accomplish the conversion will be accounted for at historical cost in a manner similar to that in pooling of interests accounting.

SELECTED FINANCIAL AND OPERATING DATA


         The following table shows selected financial and operating data for ISMIE and subsidiary. the selected income statement data (other than direct and assumed premiums written) set forth below for each of the years in the three-year period ended December 31, 1998 and the selected balance sheet data as of December 31, 1998 and 1997 are derived from the consolidated financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere in this proxy statement/prospectus and should be read with, and are qualified by those statements and the notes related to those statements. The selected financial data for the three month periods ended March 31, 1999 and 1998 are derived from unaudited financial statements which management believes incorporate all of the adjustments necessary for a fair presentation of the financial condition and results of operations for those periods. The selected income statement data (other than direct and assumed premiums written) for the years ended December 31, 1995 and 1994 and the selected balance sheet data as of December 31, 1996, 1995 and 1994 are derived from audited financial statements of ISMIE and subsidiary. All summary income statement and balance sheet data are presented in accordance with generally accepted accounting principles, or GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                 AS OF OR FOR THE THREE
                                                 MONTHS ENDED MARCH 31            AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                  1999           1998         1998       1997        1996        1995       1994
                                                  ----           ----         ----       ----        ----        ----       ----

INCOME STATEMENT DATA:                                    (IN THOUSANDS, EXCEPT PER SHARE, RATIOS AND PERCENTAGE DATA)

PREMIUMS WRITTEN
         DIRECT AND ASSUMED PREMIUMS WRITTEN     $   39,588     $   43,359  $  179,668  $ 196,152   $ 207,578   $ 197,241 $ 203,756
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
         NET PREMIUMS WRITTEN                    $   33,024     $   27,597  $  134,215  $ 104,953   $  85,532   $  96,809 $ 140,504
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
DIRECT AND ASSUMED PREMIUMS EARNED               $   42,352     $   44,242  $  177,451  $ 188,866   $ 207,857   $ 221,491 $ 200,285
REINSURANCE PREMIUMS CEDED                           (6,564)       (15,763)    (45,453)   (91,199)   (122,040)   (100,432)  (63,252)
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
NET PREMIUMS EARNED                                  35,788         28,479     131,998     97,667      85,817     121,059   137,033
NET INVESTMENT INCOME                                12,067         11,456      45,361     46,663      46,436      50,927    49,140
OTHER INCOME                                              0              0       5,095          0           0           0         0
REALIZED INVESTMENT GAINS (LOSSES)                      283             13       (104)      (401)       2,406         322    12,141
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
         TOTAL REVENUES                              48,138         39,948     182,350    143,929     134,659     172,308   198,314
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
LOSSES AND LOSS ADJUSTMENT EXPENSES                  40,221         32,884     153,660    117,816     105,403     177,273   210,046
OTHER OPERATING EXPENSES                              4,249          3,571      16,222     10,878       6,296       8,793    11,870
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
         TOTAL EXPENSES                              44,470         36,455     169,882    128,694     111,699     186,066   221,916
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
INCOME (LOSS) BEFORE INCOME TAXES                     3,668          3,493      12,468     15,235      22,960     (13,758)  (23,602)
INCOME TAXES (BENEFIT)                                  133             80        (257)    (3,206)     19,541       6,007    (8,564)
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
         NET INCOME (LOSS)                       $    3,535     $    3,413  $   12,725  $  18,441   $   3,419    ($19,765) ($15,038)
                                                 ----------     ----------  ----------  ---------   ---------   --------- ---------
                                                                ----------  ----------  ---------   ---------   --------- ---------
BALANCE SHEET DATA:
TOTAL INVESTMENTS AND INVESTED CASH              $  893,563     $  790,246  $  887,661  $ 787,333   $ 780,209   $ 861,42  $ 780,362
TOTAL ASSETS                                      1,217,432      1,250,897   1,211,428  1,246,506   1,287,514   1,362,798 1,263,586
MEMBERS' EQUITY                                     237,776        223,615     242,690    220,169     193,336     200,969   175,200

ADDITIONAL DATA:
GROSS RATIOS (GAAP) (1):
         LOSS & LAE                                  107.4%         108.8%       94.5%      95.1%       77.4%      128.6%    142.0%
         EXPENSE                                      10.3%           9.4%       10.1%       8.8%        7.4%        6.4%      6.2%
         COMBINED                                    117.7%         118.2%      104.6%     103.9%       84.8%      135.0%    148.2%
NET RATIOS (GAAP) (2):
         LOSS & LAE                                  112.4%         115.5%      116.4%     120.6%      122.8%      146.4%    153.3%
         EXPENSE                                      11.9%          12.5%       12.3%      11.1%        7.3%        7.3%      8.7%
         COMBINED                                    124.3%         128.0%      128.7%     131.8%      130.2%      153.7%    161.9%
PRO FORMA EARNINGS PER SHARE (3)                     $ 0.35          $0.34       $1.27
PRO FORMA BOOK VALUE PER SHARE                        23.78          22.36       24.27
PRO FORMA BOOK VALUE PER SHARE, NET OF FAS 115(4)     23.12          21.84       22.77
RETENTION RATE (5)                                    97.6%          97.6%       86.0%      90.1%       90.8%       92.4%     93.4%
INVESTMENT YIELD (6)                                  5.42%          5.82%       5.60%      6.07%       5.77%       6.10%     6.00%
STATUTORY COMBINED RATIO                             125.3%         128.4%      128.5%     131.0%      130.2%      155.5%    161.9%
STATUTORY SURPLUS                                $  190,196     $  175,335  $  187,224  $  172,713  $ 158,622   $ 134,432 $ 135,339

(1) Direct ratios represent the ratios of losses and expenses, before deducting reinsurance recoverables, to direct and assumed premiums earned, before reinsurance premiums ceded.


(2) Net ratios represent the ratios of losses and expenses, after deducting reinsurance recoverables, to net premiums earned, after reinsurance premiums ceded.


(3) Gives effect in all periods to the issuance of approximately 10,000,000 shares of common stock to eligible members. The 100,000 shares of common stock issued to ISMIE Indemnity Company are not considered outstanding for purposes of determining the per share amounts.


(4) ISMIE has designated its entire fixed maturity and equity security investment portfolio as "available for sale". Under FAS 115, members' equity reflects unrealized market appreciation or depreciation on these investments, net of deferred taxes thereon. For purposes of this calculation, the unrealized market appreciation or depreciation, net of deferred taxes, has been removed from members' equity.


(5) Represents the percentage of policyholders insured by ISMIE at the beginning of the year that continued to be insured by ISMIE at the end of the year.


(6) Represents the yield as determined for statutory reporting purposes which, for any period, equals annualized investment income, excluding realized capital gains or losses and net of expenses, divided by the average of beginning and ending cash and investments at statement value plus accrued investment income.


(7)      Represents the sum of the statutory loss and expense ratios.

                                  RISK FACTORS

         IN CONSIDERING THE MATTERS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE SIGNIFICANT FACTORS DESCRIBED BELOW AND UNDER "COMPARISON OF RIGHTS OF MEMBERS BEFORE AND AFTER THE CONVERSION" THAT MAY ADVERSELY AFFECT YOU IF THE CONVERSION IS APPROVED OR THAT MAY GENERALLY ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN COMMON STOCK.


         SOME OF THE STATEMENTS IN THIS PROXY STATEMENT/PROSPECTUS THAT ARE NOT HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS TO BE MATERIALLY DIFFERENT FROM HISTORICAL RESULTS OR FROM ANY RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "PRO FORMA," OR "ANTICIPATES," AND SIMILAR EXPRESSIONS. THESE RISKS, UNCERTAINTIES AND OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING
RISKS:


IF REGULATORY OR COMPETITIVE CONDITIONS IN THE MEDICAL MALPRACTICE INSURANCE INDUSTRY CHANGE, OUR BUSINESS COULD BE HURT.


         We derive over 95% of our revenues from medical malpractice insurance policies issued to physicians, medical groups and allied health professionals. Our earnings could be hurt by negative developments in the economic, competitive or regulatory conditions affecting the medical malpractice insurance industry, particularly as those developments might affect medical malpractice insurance for physicians, to a greater extent than if our business were diversified.


SINCE WE OPERATE ONLY IN ILLINOIS, ANY NEGATIVE CHANGE IN CONDITIONS IN ILLINOIS WILL DISPROPORTIONATELY HURT OUR BUSINESS .


         We currently are licensed to write insurance only in Illinois. Our revenues and profitability are affected by prevailing regulatory, economic and other conditions in Illinois to a greater extent than if we did business in several states or regions. We believe that medical malpractice jury awards in Illinois, particularly in the counties of Cook, Madison and St. Clair, are significantly higher than those in a number of other states.


CYCLICAL FACTORS AFFECTING OUR INDUSTRY COULD REDUCE OUR PROFITABILITY AND OUR STOCK PRICE.


         The financial performance of medical malpractice insurers has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions followed by periods of capital shortage and lesser competition. Our profitability and the profitability of the industry as a whole can be affected significantly by:


         -        Changes in frequency and severity of claims
         - Legal developments affecting insurer liability and the size of jury awards
         -        Price competition
         -        Fluctuations in interest rates and other investment factors

Profitability can also be affected significantly by other economic conditions and trends, such as inflationary pressure that may affect the adequacy of reserves.


THE ADVENT OF "MANAGED CARE" AND PROPOSED HEALTHCARE REFORMS COULD REDUCE THE DEMAND FOR OUR PRODUCTS AND OUR REVENUES AND PROFITS.


         In recent years, the emergence of managed care has caused many physicians who are insured by us to affiliate with healthcare organizations that obtain insurance for their physicians from other insurers. This consolidation could reduce the number of our insureds and the amount of premium we earn.


         Significant attention has recently been focused on reforming the healthcare system at both the federal and state levels. A broad range of healthcare reform measures has been suggested, and public discussion of these measures will likely continue in the future. Proposals have included, among other things, spending limits, price controls, limits on increases in insurance premiums, limits on the liability of doctors and hospitals for tort claims and changes in the healthcare insurance system. The adoption of any of these proposals could have a negative effect on our profitability and the profitability of the industry as a whole.


COMPETITION FROM OTHER INSURANCE COMPANIES COULD HURT OUR BUSINESS.


         Our principal competitors for physicians and medical groups consist of a number of commercial companies and, increasingly, programs of self-insurance offered by hospitals that have acquired physician practices. Each competes for the medical malpractice insurance business of larger medical groups, hospitals and other healthcare providers. Several of these competitors have greater financial resources and higher ratings than we do. In addition to pricing, competitive factors include


         -        financial stability
         -        ratings
         -        breadth and flexibility of coverage
         -        the quality and level of services provided
         -        policyholder loyalty


The competitive environment in Illinois could also result in lower premium rates and fees, reduced profitability and loss of market share. As we expand into new product lines and new geographic markets, we will need to compete with established companies in these markets, many of which will have existing relationships with the doctors and medical groups that we will be seeking to insure.


A REDUCTION IN OUR RATINGS WOULD MAKE IT DIFFICULT FOR US TO COMPETE.


         Ratings are an important factor in establishing the competitive position of insurance companies. ISMIE is rated "B++ (Very Good)" by A.M. Best and "BBB (Good)" by Standard &

Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. Other insurance companies with which we compete currently have higher insurance ratings. Our ability to maintain or improve our rating by A.M. Best or Standard & Poor's may depend on our ability to implement successfully our business strategy. See "Business -- Ratings." If our ratings are reduced from their current level, it could weaken our competitive position and result in a loss of business.


IF WE INCREASE OUR LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES, OUR INCOME WILL DECREASE IN THE PERIOD IN WHICH THE ADJUSTMENT OCCURS.


         We maintain loss and loss adjustment expense reserves to cover amounts we estimate we will need to pay policyholders for insured losses and for the expenses we expect to occur to settle policyholder claims. We make these estimates based on assumptions related to the ultimate cost of settling the claims based on facts and interpretation of circumstances then known, predictions of trends in claims frequency and severity and judicial theories of liability, legislative activity and other factors. However, establishing appropriate reserves is an inherently uncertain process involving estimates of future losses and we cannot be sure that currently established reserves will prove adequate in light of subsequent actual experience. The inherent uncertainty is greater for some types of insurance, such as medical malpractice, where claims and expenses may be paid over a period of ten or more years which is longer than most property and casualty claims. Trends in losses on "long-tail" lines of business such as medical malpractice may be slow to appear and, our reaction in terms of modifying underwriting practices and changing premium rates may lag behind underlying loss trends. In addition, emerging changes in the practice of medicine, such as new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by organizations, may require us to adjust our underwriting and reserving practices.


         If our reserves should prove inadequate, we would be required to increase reserves and incur a charge to earnings in the period that these reserves are increased, which would reduce income during that period and could cause our stock price to fall.


FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR INCOME AND THE VALUE OF OUR INVESTMENT PORTFOLIO.


         Our investment portfolio consists substantially of fixed maturity securities. We earn our investment income primarily from interest income on this portfolio. Lower interest rates could reduce the return on our portfolio. Reduced investment income could also reduce our cash flows. Higher interest rates could reduce the market value of our fixed income investments.


IF OUR COMPUTER SYSTEMS OR THOSE OF OUR VENDORS AND SUPPLIERS DO NOT WORK PROPERLY AFTER DECEMBER 31, 1999, OUR OPERATIONS WILL BE DISRUPTED.


         We are highly dependent on our computer processing systems. Our principal computer applications cover three broad areas of its operations: (1) policy processing; (2) claims processing; and (3) our financial and accounting systems. We have completed our assessment of all internal information technology systems that we believe could be significantly affected by the Year 2000 issue. As a result of our assessment, we identified some systems that needed to be reprogrammed or replaced in order to bring them into Year 2000 compliance. We have substantially completed all the software reprogramming and replacement that we believe will be necessary to bring these systems into compliance.


         We cannot be sure that this compliance schedule will be met or that any software or systems of our vendors and suppliers, on which our business is dependent, will be corrected in a timely manner. The inability of vendors or suppliers to complete their Year 2000 resolution process in a timely fashion could disrupt our business operations and materially and adversely impact our results of operations, liquidity or capital resources.


         Our failure to complete our Year 2000 compliance project successfully could result in the disruption of our normal operations and in the inability or unwillingness of our policyholders to utilize our services. In a worst case scenario, any failure or disruption could hurt our business, financial condition and results of operations and could result in litigation against us based upon any disruption or failure. We also could be adversely affected if Year 2000 issues result in additional claims being made against our insureds.


         We are in the process of developing contingency plans for our mission critical business processes in the event of the failure of our own computer systems or of a disruption of essential infrastructure services. We expect this planning to be completed by October 1999.


         IF WE ARE UNABLE TO OBTAIN ADEQUATE REINSURANCE COVERAGE AT REASONABLE RATES IN THE FUTURE, IT WILL BE DIFFICULT FOR US TO MANAGE OUR UNDERWRITING RISKS AND OPERATE OUR BUSINESS PROFITABLY.


         Reinsurance involves transferring part of the liability and the premium under an insurance policy to another insurance company. Like other insurance companies, we use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The amount and cost of reinsurance available to companies specializing in medical malpractice insurance are subject, in large part, to prevailing market conditions beyond their control. Our ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part upon our ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. If reinsurance is not available to us at reasonable rates, it will be difficult for us to manage our underwriting risks and operate our business profitably.


         IF OUR REINSURERS DO NOT FULFILL THEIR FINANCIAL OBLIGATIONS TO US, OR IF WE DO NOT HAVE ADEQUATE REINSURANCE COVERAGE, WE MAY NOT BE PROFITABLE.


         We depend on the credit-worthiness of our reinsurers because reinsurance does not relieve us of liability to our insureds for the risks transferred, or ceded, to reinsurers. Although we place our reinsurance with reinsurers we believe are financially stable, the inability of a significant reinsurer to make payment under the terms of a reinsurance treaty could cause our business to become unprofitable.


         Due to the favorable trends in claims reported since mid-1995, we have recently modified our reinsurance strategy to increase our retention and decrease premiums and risk ceded to reinsurers. Though we believe these changes to be prudent, we may suffer losses if it turns out that we do not have enough reinsurance. See "Business -- Reinsurance."


IF WE FAIL TO COMPLY WITH INSURANCE REGULATORY REQUIREMENTS, OR IF THOSE REQUIREMENTS BECOME BURDENSOME TO US, WE MAY NOT BE ABLE TO OPERATE PROFITABLY.


         We are regulated by the Illinois Insurance Department in many aspects of our business and financial condition. We are also affected by accounting and financial requirements established by the National Association of Insurance Commissioners. Our failure to comply with these requirements could result in consequences ranging from a regulatory examination to a regulatory takeover of ISMIE and would make our business less profitable. In addition, insurance laws and regulations could change or additional restrictions could be imposed which are more burdensome to us and which make our business less profitable. Because these laws and regulations are for the protection of policyholders, changes may not be in your best interest as a stockholder. See "Business -- Regulation."


OUR ABILITY TO MEET OUR OBLIGATIONS AND PAY DIVIDENDS DEPENDS ON THE ABILITY OF ISMIE TO PAY DIVIDENDS TO HOLDINGS.


         Any inability of ISMIE to pay dividends to Holdings in the future may adversely affect our ability to meet our obligations and our ability to pay dividends to you, and this may adversely affect the market value of the Holdings common stock. ISMIE will be restricted by Illinois law in the amount of dividends it can pay in relation to earnings or surplus, without consent of the Illinois Insurance Department. ISMIE may pay dividends in any year, without regulatory approval, to the extent of the greater of either 10% of its statutory capital and surplus at the end of the preceding year or its net income for the preceding year. If ISMIE had been a stock insurance company on December 31, 1998, the amount of dividends it would have been permitted to pay during 1999 without the approval from the Illinois Insurance Department would have been approximately $18 million. We cannot be sure that ISMIE will be able to obtain any approvals required from the Illinois Insurance Department in the future.


ANTITAKEOVER PROVISIONS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.


         Holdings' certificate of incorporation and bylaws include provisions that may have anti-takeover effects and may delay, defer or prevent a takeover attempt. Holdings is subject to provisions of the Delaware corporate law that impose restrictions on a company's ability to enter into some transactions unless the transaction is approved in a prescribed manner. In addition, Illinois insurance laws restrict the acquisition of control of an insurance holding company such as Holdings without the prior approval of the Illinois Director of Insurance. These provisions may discourage a takeover attempt which you would have considered to be in your best interests or in which you would have received a substantial premium over the current market price. As a result, you may not have an opportunity to participate in this kind of a transaction. The Illinois Insurance Department could withhold its approval even if the transaction was in the stockholders' best interest if the Department determines that the transaction would be detrimental to policyholders.


AN ACTIVE OR ORDERLY TRADING MARKET FOR THE COMMON STOCK MAY NOT DEVELOP; OUR STOCK PRICE MAY BE VOLATILE.


         Before the conversion is completed, there will be no public market for the common stock and we cannot be sure that an active or orderly trading market will develop or be sustained. We have applied to have the Holdings common stock listed on the Nasdaq National Market once the conversion is completed. However, we cannot be sure of the price at which the common stock will trade on the Nasdaq National Market.


         If an active and orderly trading market does not develop, the trading price of the common stock may fluctuate widely and the bid and ask price of the common stock might vary significantly. Factors such as variations in our financial results or other developments affecting us also could cause the market price of the common stock to fluctuate significantly. In addition, if a number of stockholders attempt to sell their shares following completion of the conversion, our share price may go down. See "Market for Common Stock."


         We have considered, and may consider in the future, an initial public offering of our common stock. However, we cannot be sure that an initial public offering will occur. If an initial public offering does occur, sales of substantial amounts of common stock in the public market or the perception that sales might occur could adversely affect the market price of the common stock. If an initial public offering does not occur, it is less likely that an active or orderly trading market will develop for the common stock. If an active market does not develop, you may not be able to sell your shares promptly or at the desired price.


                       WHERE YOU CAN FIND MORE INFORMATION


         After the conversion, we will file periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing audited financial information and to make available a quarterly report containing unaudited financial information for each of the first three quarters of each year.


         We have filed a registration statement on Form S-4 with the Commission to register the shares of common stock being issued in the conversion under the Securities Act of 1933. As permitted by Commission rules, we have included some of the information relating to the offering, such as the exhibits, in the registration statement rather than this proxy statement/prospectus. The registration statement can be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N. W., Washington, D. C. 20549. Information about the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. You may also obtain a copy of the registration statement by accessing the Commission's website at http://www.sec.gov. We urge you to review the exhibits which are attached to the registration statement, since our discussion of these documents in the proxy statement/prospectus is often brief and may not include every provision of the exhibit.


         We have not authorized any person to give any information or to make any representation with respect to the matters described in this proxy statement/prospectus other than those contained in this proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this proxy statement/prospectus. This proxy statement/prospectus is not an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or make a solicitation of a proxy, in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make an offer or solicitation.

                               THE SPECIAL MEETING

TIME, DATE AND PLACE


         The special meeting will be held at _______ p.m., local time, on __________, 1999 at __________________, Chicago, Illinois.


PURPOSE


         At the special meeting, including any adjournment or postponement, all eligible members will consider and vote upon a proposal to approve the merger agreement. See "The Conversion - Description of the Merger Agreement."


RECORD DATE, QUORUM AND VOTE REQUIRED


         All persons who were members of record of ISMIE on May 5, 1999 are entitled to notice of, and are eligible to vote at, the special meeting. The presence, either in person or by proxy, of one hundred eligible members at the special meeting is necessary to are a quorum. There are approximately 9,667 eligible members of ISMIE. The favorable vote of two-thirds of eligible members voting in person or by proxy at the special meeting is required to approve the merger agreement on behalf of ISMIE. Each eligible member is entitled to one vote at the special meeting.


RECOMMENDATION OF THE BOARD OF GOVERNORS


         Your Board of Governors believes that the conversion is in the best interests of ISMIE and its members and has approved the merger agreement on behalf of ISMIE. THE BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.


INTERESTS OF THE BOARD OF GOVERNORS IN THE CONVERSION


         Under ISMIE's Rules and Regulations, only physician members of ISMIE may serve on the Board of Governors. Each present member of the Board of Governors is an eligible member of ISMIE who will be entitled to vote on the merger agreement and to receive Holdings common stock in the conversion. The number of shares of common stock to be allocated to members of the Board is set forth under "Ownership of Common Stock." Common stock will be allocated to members of the Board of Governors on the same basis as all other eligible members. No additional shares of common stock will be allocated in the conversion to members of the Board or to management. Upon completion of the conversion, management and members of the Board of Governors who serve on the Holdings Board will be eligible to participate in Holdings' equity incentive plan. See "Management -- Compensation Plans."

PROXIES

         Eligible members may vote in person or by proxy. Duly signed proxies, will, unless revoked, be voted as indicated on those proxies. If a written proxy card is signed by a member and returned without instructions, the proxy will be voted for approval of the merger agreement. An eligible member who has submitted a proxy may revoke it at any time before its exercise at the special meeting by delivering to us an instrument of revocation or a duly signed proxy bearing a later date or by attending the special meeting and voting in person. However, any later dated proxy must be delivered to us at least ten days prior to the special meeting or it will not be counted.

PROXY SOLICITATION

         ISMIE will bear the cost of soliciting proxies from its eligible members. In addition to solicitation by mail, proxies may be solicited by the directors, staff and certain employees of ISMIE, who will not be specifically compensated for those services, by personal interview, telephone or other telecommunication. In addition, ISMIE has retained _______________ to assist in soliciting proxies for the special meeting at a fee of approximately $_________ plus out-of-pocket expenses.


QUESTIONS ABOUT THE CONVERSION


         If you have questions about the conversion or need help with any of the accompanying materials you can call ISMIE's information center at 1-888-_________ (toll-free).


         If you wish to comment to the Illinois Insurance Department regarding the conversion, you may write to: Department of Insurance, 320 West Washington Street, Fourth Floor, Springfield, Illinois 62767-0001 or may send comments to the Illinois Insurance Department via facsimile at (217) 782-5020.

                                 THE CONVERSION

GENERAL


         We are furnishing this proxy statement/prospectus to eligible members of ISMIE in connection with the solicitation of proxies by the ISMIE Board for use at the special meeting. At the special meeting which will be held on ________, 1999, we will ask you to vote to approve the merger agreement under which ISMIE will become a wholly-owned subsidiary of Holdings and the eligible members of ISMIE will receive shares of Holdings' common stock in exchange for their membership interests. A copy of the merger agreement is attached to this document as Annex I.

BACKGROUND OF THE CONVERSION

         As a result of intense competition throughout the 1980's and 1990's, premium rate increases in the medical malpractice industry generally have not kept pace with increases in the severity of claims. Financially strong companies with comparatively better financial strength ratings are benefitting from a highly competitive market. We believe that these market conditions have created a competitive environment that favors larger, well-capitalized companies with multi-state operations and broad distribution systems that offer a variety of products.

         In light of this competitive environment, in the summer of 1998 we engaged Salomon Smith Barney to serve as our financial advisor to investigate the possible conversion of ISMIE from a reciprocal insurance exchange to a stockholder-owned company or some other transaction involving the issuance of debt or equity securities in order to secure and strengthen our market position and prospects for growth in the future.


         At a meeting of the Board of Governors on June 26, 1998, Salomon Smith Barney reviewed in detail with the Board several capital raising alternatives for ISMIE. The purpose of the review was to analyze the financial position and operations of ISMIE and alternative sources for raising capital for a reciprocal insurance exchange, including the feasibility of a public securities offering by ISMIE in the event it were restructured and reorganized as a stock corporation. Salomon Smith Barney discussed the following matters with the Board:


         - trends in the insurance industry, including acquisitions of malpractice insurance companies and the strategic environment for medical malpractice insurers;


         -        projections of operating income for ISMIE;


         - capital raising alternatives available to reciprocal insurance companies, including financial reinsurance, the sale of surplus note securities, the long-term utilization of a downstream holding company and the conversion to a corporate structure; and


         - constraints inherent in a single state, single line of business insurance company.

         Salomon Smith Barney emphasized the need for us to become financially flexible in order to accomplish the strategic initiatives that our management had identified. While additional capital was and is not an immediate need of ISMIE, Salomon Smith Barney also presented an analysis of the feasibility of a public stock offering if ISMIE converted to a corporate form. Salomon Smith Barney concluded that it would be feasible for ISMIE to change its corporate structure in order to gain access to the public markets and to proceed as a publicly held company. Salomon Smith Barney also advised us that a holding company structure, under which ISMIE would become a wholly owned subsidiary of a publicly held holding company, would better serve us going forward.


         At the June 26 meeting, the Board of Governors instructed management to develop and prepare a plan of conversion, under which ISMIE would become a stock corporation, for consideration at a future meeting.


         On July 29, 1998, we met informally with the staff of the Illinois Insurance Department to discuss in general terms ISMIE's reasons for the proposed conversion and possible terms, including share allocation. Our legal counsel then prepared a merger agreement incorporating the essential provisions of the conversion, which was presented to the Board of Governors at its meeting on September 2, 1998. At that meeting, which was also attended by our legal counsel, our financial advisor and their counsel, the Board discussed in detail the proposed terms of the conversion and approved in principle the merger agreement as presented.


         Following the September 2, 1998 meeting, we and our legal counsel reviewed and revised the proposed merger agreement. The Board of Governors next met on October 9, 1998, and further discussed the terms of the proposed conversion and timing of implementation of the conversion. No action regarding the proposed conversion was taken at that meeting. We and our advisors continued to work on the terms of the merger agreement, including the method of allocating common stock to be issued in the conversion. On January 29, 1999, we met again with the staff of the Illinois Insurance Department to discuss the terms of the proposed conversion.


         At a regular meeting of the Board of Governors held on February 5, 1999, the Board met with management, Salomon Smith Barney and legal counsel to consider the conversion and discuss the proposed merger agreement. No action regarding the proposed conversion was taken at that meeting.


         The Board of Governors met again at a special meeting on May 5, 1999. All but one of the twenty one members of the Board of Governors were present at the meeting. At this meeting, the Board again met with management, Salomon Smith Barney and legal counsel to consider the conversion and the proposed merger agreement. Salomon Smith Barney advised the Board that, based upon the current structure of the conversion, they were of the opinion that the exchange of the aggregate membership interests for shares of common stock under the merger agreement was fair, from a financial point of view, to eligible members as a group. See " -- Opinion of Salomon Smith Barney." After discussion and consideration of various factors relating to the proposed conversion, the members of the Board of Governors present at the meeting unanimously determined that the conversion was in the best interests of ISMIE and its members and approved the merger agreement on behalf of ISMIE. See "- Recommendations of the Board of Governors." The Board of Governors then directed that the merger agreement be submitted to a vote of the members at a special meeting of members called for that purpose. The Board set May 5, 1999 as the record date for determining members eligible to vote at the special meeting and to participate in the conversion. Salomon Smith Barney subsequently delivered to the Board of Governors their written opinion, dated May 5, 1999, a copy of which is attached to this proxy statement/prospectus as Annex II.

 DETERMINATION OF ELIGIBLE MEMBERS

         DETERMINATION OF ELIGIBILITY. Your right to vote on the proposal to approve the merger agreement and to receive stock in the conversion is based on whether you were a member on May 5, 1999, the date the Board of Governors adopted the merger agreement. Whether or not you are an eligible member for purposes of voting and receiving consideration is determined solely from ISMIE's books and records.


         DETERMINATION OF MEMBERSHIP. An ISMIE member is a person or organization who is a "named insured" or "additional named insured" under a policy. A "policy" is an insurance policy issued by ISMIE but does not include either an agreement under which ISMIE has ceded or assumed reinsurance or a reporting endorsement. "Named insured" or "additional named insured" means any person who is specifically identified by name in the declarations page of a policy as a "named insured" or as an "additional named insured" on any endorsement other than a reporting endorsement. We will determine the identity of the "named insured" or "additional named insured" in a policy without regard to any interest of any other person in the policy, and our determination shall be binding on all members. A "named insured" or "additional named insured" ceases to be a member when the policy terminates.

CONVERSION OF MEMBERSHIP INTERESTS

         Members have rights and interests in ISMIE which for purposes of the conversion are called membership interests. Membership interests consist of the rights arising under ISMIE's Subscription Agreements and Rules and Regulations, the Illinois Insurance Code and otherwise, including the right to vote for the election of members of the Board of Governors and on other matters, and to participate in any distribution of surplus upon liquidation, but not including claim obligations of ISMIE arising under policies. Upon completion of the conversion, all membership interests in ISMIE will be canceled and extinguished, and the membership interests of eligible members will be converted into the right to receive consideration to be distributed in the conversion, as described below.


CONSIDERATION


         ALLOCATION OF SHARES. If the conversion is completed, eligible members will receive consideration in the form of Holdings common stock. Each eligible member will be allocated a number of shares of common stock equal to:

                  (1) the product of x and y, where "x" equals 9,000,000 shares of common stock and "y" equals the ratio of the earned premiums of that eligible member to the total earned premiums of all eligible members during the period beginning on July 1, 1995 and ending on and including May 5, 1999, plus


                  (2) 1,000,000 shares of common stock divided by the total number of eligible members.


         The term "earned premiums" means earned premiums, exclusive of any premium surcharges, on a policy covering an eligible member at any time during the period beginning on July 1, 1995 and ending on and including May 5, 1999. The term earned premiums refers to the gross premiums paid to ISMIE as earned over the period of coverage provided under a policy and is, therefore, net of return premiums due to cancellations or applications not accepted. Earned premiums are not reduced by reinsurance premiums ceded or other reductions made in calculating net premiums earned as presented in the financial statements contained in this document.


         The total amount of earned premiums of all eligible members for the period July 1, 1995 through May 5, 1999 is approximately $575.7 million, or $63.97 of earned premiums for each of the 9,000,000 shares of common stock to be allocated based on earned premiums. There are approximately 9,667 eligible members who will participate in the allocation of the 1,000,000 shares of common stock distributed to those members.


         As an example of how this would work, if you were a member on May 5, 1999, had joined ISMIE prior to July 1, 1995 and had paid average annual premiums since that date of $15,480, you would be allocated approximately 1,006 shares of common stock. Of those shares, 903 shares would be allocated based on your earned premiums and 103 would be allocated because you are an eligible member. See "-- Recommendation of the Board of Governors -Determining the Allocation Among Eligible Members."


         For more information about the allocation of the common stock among eligible members, see Section 2.3 of the merger agreement, a copy of which is included in this proxy statement/prospectus as Annex I.


         FRACTIONAL SHARES. No fractional shares of common stock will be issued to any eligible member in the conversion. Fractional shares will be rounded up or down to the nearest integral number of shares, with one-half being rounded upward. Rounding may cause the aggregate number of shares of common stock issued to eligible members in the conversion to be, in the aggregate, slightly less or more than 10,000,000.


         ESTIMATED ALLOCATION OF SHARES. Your GREEN RECORD CARD indicates the estimated whole number of shares of common stock that you would be entitled to receive under the merger agreement.

         DELIVERY OF SHARES. We will not send stock certificates for shares of common stock to eligible members until at least 31 days after the conversion is completed. See "-- Dissenters' Rights."


OPINION OF SALOMON SMITH BARNEY


         We retained Salomon Smith Barney to assist us in evaluating the possible conversion of ISMIE from an Illinois reciprocal insurance exchange to a stockholder-owned company in order to secure and strengthen ISMIE's market position and growth in the future. See "-- Background of the Conversion." As part of the engagement, we instructed Salomon Smith Barney to evaluate the fairness, from a financial point of view, to the eligible members, as a group, of the exchange of the aggregate membership interests for shares of common stock of Holdings under the merger agreement. We imposed no limitations on them concerning the investigation to be made, or the procedures to be followed, by them in rendering their opinion. We selected Salomon Smith Barney because of their reputation and expertise as a nationally recognized investment banking firm. Salomon Smith Barney, as part of their investment banking services, regularly engages in the valuation of businesses and securities in connection with stock repurchases, mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.


         Salomon Smith Barney delivered their written opinion, dated May 5, 1999, to the Board of Governors stating that, as of the date of their opinion, and based upon the procedures, assumptions and qualifications described in their opinion, the exchange of the aggregate membership interests for shares of common stock of Holdings under the merger agreement is fair, from a financial point of view, to the eligible members as a group.


         THE FULL TEXT OF SALOMON SMITH BARNEY'S OPINION, DATED MAY 5, 1999, WHICH SETS FORTH THE MATTERS REVIEWED, ASSUMPTIONS MADE, FACTORS CONSIDERED, RELIANCE UPON OTHERS AND LIMITATIONS AS TO THE REVIEW UNDERTAKEN BY THEM, IS ATTACHED AS ANNEX II TO THIS PROXY STATEMENT/PROSPECTUS. YOU ARE URGED TO READ CAREFULLY THE OPINION OF SALOMON SMITH BARNEY IN ITS ENTIRETY. ANY DESCRIPTION OF OR REFERENCE TO SALOMON SMITH BARNEY'S OPINION SHOULD BE VIEWED IN THE CONTEXT OF THEIR ENTIRE OPINION. THE PREPARATION OF A FAIRNESS OPINION IS A COMPLEX PROCESS AND DOES NOT LEND ITSELF TO PARTIAL ANALYSIS OR SUMMARY DESCRIPTION. SALOMON SMITH BARNEY'S OPINION IS DIRECTED TO THE BOARD OF GOVERNORS AND IS NOT A RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD VOTE TO APPROVE THE CONVERSION.


         We did not request Salomon Smith Barney to opine as to, and their opinion does not address, the underlying business decision of the Board of Governors to proceed with the conversion. In addition, Salomon Smith Barney's opinion expressly excludes any opinion as to:


         - which of ISMIE's policyholders are to be included among the eligible members;


         - the fairness of the proposed consideration to be paid to any eligible member or to any class of eligible members in connection with the conversion;

         - the fairness of any provisions of the merger agreement relating to which members receive common stock of Holdings, the allocation of common stock among eligible members and other provisions of the merger agreement which distinguish among eligible members;


         - the fair market value of any shares of common stock of Holdings to be issued under the merger agreement; or


         - the price at which the common stock of Holdings could be sold in an initial public offering or the price at which the common stock of Holdings issued in the conversion or in an initial public offering would trade.


         Salomon Smith Barney noted that the price at which the common stock of Holdings could be sold in an initial public offering, if an initial public offering were conducted, would be a function of market conditions and the recent performance of and outlook for ISMIE at that time. Further, Salomon Smith Barney noted their belief that trading in the common stock of Holdings for a period following the completion of a distribution of the common stock of Holdings, including an initial public offering, would be characterized by a redistribution of the common stock of Holdings among eligible members who received shares of common stock and other investors. Salomon Smith Barney also noted that during these periods of redistribution the common stock of Holdings could trade below the prices at which it would trade on a fully distributed basis.


         In arriving at their opinion, Salomon Smith Barney reviewed, analyzed and relied upon material bearing upon the financial and operating condition and prospects of ISMIE and material prepared in connection with the merger agreement and the conversion. They considered such financial and other factors as they considered appropriate under the circumstances, including, among other things, the following:


         - the statutory annual statements provided by ISMIE for the years 1993 through 1998;


         - GAAP financial data provided by ISMIE, including the audited income statements for each year of the five year period ending December 31, 1998 and the audited balance sheets for each year of the five year period ending December 31, 1998;


         - consolidated financial projections for Holdings and its subsidiaries after the conversion provided to Salomon Smith Barney by ISMIE;


         - the draft registration statement on Form S-4 of Holdings, dated April 28,1999;


         -        a copy of the merger agreement dated May 5, 1999;

         - financial data of ISMIE which Salomon Smith Barney compared with publicly available financial information and market data of other companies which they believed to be comparable; and


         - the financial terms of the transactions contemplated by the merger agreement which they compared with the financial terms of other transactions they considered relevant.


         Salomon Smith Barney also conducted discussions with management and our advisors relating to our business and the financial and other aspects of the merger agreement and the conversion and other matters they believed to be relevant to their inquiry. In addition, Salomon Smith Barney took into account their assessment of general economic, market and financial conditions, their experience in securities valuation and their knowledge of the insurance industry generally.


         In preparing their opinion, Salomon Smith Barney assumed, at our instruction, that:


         - the conversion will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise;


         - the terms of an initial public offering, if undertaken, would not affect the legal or tax treatment of the merger agreement or the conversion;


         - the conversion would be completed on the basis described in the merger agreement;


         - ISMIE will receive, prior to the effective date, a private letter ruling from the Internal Revenue Service or an opinion from our tax counsel as to certain matters as described in
                  Section 7.1(d) of the merger agreement; and


         - the opinion of our tax counsel, if delivered, will be confirmed as of the effective date of the merger with no changes or exceptions whatsoever.


         In preparing their opinion, Salomon Smith Barney considered a number of factors including, but not limited to, the following (in no particular order):


         - our belief that growth is extremely important to remain an effective and competitive insurer in the future;


         - our belief that it is of significant strategic importance that we have broader access to external capital to finance this growth;

         - our financial strength ratings and the considerations on which those ratings are based;


         - in our present form as a reciprocal insurance exchange, we have limited access to the capital markets for new capital;


         - following the conversion, we will have a capital structure potentially enabling us to access the capital markets for new capital; and


         -        the non-transferability of membership interests.


         In conducting their review and arriving at their opinion, Salomon Smith Barney relied upon and assumed the accuracy and completeness of the financial and other information that was provided to them or was publicly available and have not attempted to independently verify that information. With respect to financial forecasts, Salomon Smith Barney assumed that the forecasts have been reasonably prepared on a basis reflecting our best currently available estimates and judgments, and they expressed no opinion with respect to the forecasts or the assumptions on which they are based. In addition, Salomon Smith Barney did not make or obtain any evaluations or appraisals of our properties, assets, liabilities, reserves or surplus. Salomon Smith Barney's opinion is limited to the fairness, from a financial point of view, to the eligible members as a group, of the exchange of the aggregate membership interests for shares of common stock of Holdings, under the merger agreement. Salomon Smith Barney's opinion is necessarily based upon conditions as they exist and could be evaluated on the date of their opinion and the information made available to them through the date of their opinion.


         We engaged Salomon Smith Barney to serve as our financial advisor in the summer of 1998. We agreed to pay Salomon Smith Barney an aggregate fee of up to $500,000 and to reimburse them for reasonable out-of-pocket expenses up to $70,000, including fees and expenses of counsel, for their services. These fees and expenses were payable whether or not Salomon Smith Barney gave us a favorable fairness opinion. We agreed to indemnify Salomon Smith Barney and their affiliated entities, directors, officers, employees, legal counsel, agents and controlling persons against certain costs, expenses and liabilities to which they may become subject arising out of or in connection with their engagement. We also agreed to retain Salomon Smith Barney to act as lead underwriter in connection with an initial public offering, and Salomon Smith Barney will receive fees in connection with that transaction when and if completed.

RECOMMENDATION OF THE BOARD OF GOVERNORS

         The Board of Governors believes that the terms of the conversion are in the best interests of ISMIE and its members and recommends that you vote FOR the approval of the merger agreement at the special meeting.


         The Board of Governors approved the terms of the merger agreement at a meeting held on May 5,1999. At that meeting and at previous meetings of the Board held on September 2,

1998 and February 5, 1999, members of our senior management, together with our legal and financial advisors, reviewed with the Board the background of the proposed conversion, the potential benefits of the conversion and the terms of the proposed merger agreement. On May 5, 1999, Salomon Smith Barney rendered their opinion as to the fairness, from a financial point of view, to eligible members as a group, of the exchange of membership interests for shares of common stock to be allocated in the conversion. A summary of the opinion and the procedures followed in preparing the opinion is set forth in "-- Opinion of Salomon Smith Barney."


         DETERMINATION THAT THE CONVERSION IS IN THE BEST INTERESTS OF ISMIE AND ITS MEMBERS. In reaching its determination at the May 5, 1999 meeting that the conversion is in the best interests of ISMIE and its members, the Board of Governors consulted with ISMIE's management and its legal and financial advisors, and considered the following factors:


         - The competitive forces affecting the medical malpractice market in Illinois, which in the view of the Board require ISMIE to grow and diversify its business in order to remain an effective and competitive insurer in the future. The Board has concluded that growth and diversification can best be accomplished in a corporate form.


         - The strategic importance of ISMIE having broader access to external capital to achieve this growth, and the Board's belief that in its present form as a reciprocal insurance exchange, ISMIE has limited access to the capital markets for new capital.


         - Comments from A.M. Best and Standard & Poor's relating to ISMIE's narrow product line and geographic concentration.


         -        The intense competition in the medical malpractice industry.


         - The business, operations, earnings, assets, liabilities and financial condition of ISMIE, on both an historical and prospective basis, and the benefits to ISMIE that the Board believes could be realized by pursuing its business strategy of growth and diversification of which the conversion and related transactions are a principal part.


         - The conversion of other professional liability insurance companies, including Southern California Physicians Insurance Exchange and the pending conversion of the Medical Inter-Insurance Exchange of New Jersey, to publicly held companies, and the greater access to capital resources and increased financial and structural flexibility available to stock companies.


         - The opinion of Salomon Smith Barney, based on the limitations contained in their opinion, that the exchange of the aggregate membership interests for shares of common stock under to the merger agreement is fair, from a financial point of view, to eligible members as a group.

         - That the merger of ISMIE and ISMIE Indemnity Company will be a tax-free reorganization and that eligible members, ISMIE, Holdings and ISMIE Indemnity Company will not recognize gain or loss for federal income tax purposes in the merger.


         - That membership interests in ISMIE are not transferable, and that the Holdings common stock, in contrast, will be freely tradable and will be listed on the Nasdaq Stock Market.


         - That as a result of the conversion, eligible members will become stockholders of Holdings, a Delaware corporation. Delaware corporate law is widely regarded as the most extensive and well defined body of corporate law in the United States, and a substantial body of case law and public policies have developed with respect to Delaware corporations.


         DETERMINING THE ALLOCATION AMONG ELIGIBLE MEMBERS. In determining which members would be eligible to participate in the conversion and receive shares of Holdings common stock, and the apportionment of consideration among eligible members, the Board of Governors further considered the following factors:


         - the terms of other insurance company conversion transactions, including the conversion of the Southern California Physicians Insurance Exchange and the pending conversion of the Medical Inter-Insurance Exchange of New Jersey;


         -        the provisions of applicable Illinois statutes;


         - the nature and value of the membership interests being exchanged;


         -        the financial results for recent years; and


         -        analyses prepared by management.


         These factors are described in more detail below. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determinations.


         As to the allocation of common stock among eligible members, there is no Illinois statutory provision for the guidance of the Board of Governors. The Board believed that two components of value should be given consideration when allocating the common stock to be issued in the conversion:


         - the relative contribution of members to the surplus of ISMIE, and

         - the "intangible" membership interest itself, meaning the right to vote on significant transactions and for election of the governing board, irrespective of the contribution to the assets and surplus of ISMIE.


         The Board of Governors considered the earned premiums from the eligible members to be the predominant factor in determining contribution to surplus. Earned premiums may contribute to the surplus of ISMIE in two ways. First, pending the payment of expenses and claims, premiums are invested and generate investment income to increase ISMIE's earnings. Second, to the extent the losses and expenses are ultimately less than the aggregate premiums, some underwriting profit is realized to further increase earnings and surplus. The Board did not believe that an analysis of contributions to surplus on an individual policy basis would be meaningful because ISMIE offers the same coverage forms to all of its members and attempts to establish rates that are neither excessive nor inadequate among any class of insureds. The Board intends that all classes of insureds contribute to surplus in proportion to the premiums they pay. The Board concluded that the earned premiums themselves were the predominant indicator of contribution to ISMIE. This approach has been used by other property and casualty companies in allocating interests in connection with conversion to stock companies, including the Southern California Physicians Insurance Exchange and the Medical Inter-Insurance Exchange of New Jersey.


         The Board of Governors therefore determined to base the allocation formula principally on the earned premiums paid by an eligible member in proportion to the earned premiums paid by all eligible members during a specified period. Consistent with this approach, the Board further concluded that earned premiums should not include any discounts or surcharges or any premiums paid for reporting endorsements.


         ISMIE considered various measurement periods for determining the amount of premiums to be included in the allocation formula, including measurement periods used by other companies in similar conversions. ISMIE concluded that periods of three to five years were the most common measurement periods in similar conversions and in the demutualization laws of other states that address allocation procedures. ISMIE selected a measurement period for earned premiums beginning on July 1, 1995 and continuing through the May 5, 1999, a measurement period of approximately 3 7/8 years. ISMIE also determined that a period of approximately 3 7/8 years provided an appropriate weighing of the interests of both long-time and newer members.


         The Board also considered the "intangible" membership interest itself and what value should be attributed to this interest independent of premiums paid by eligible members. This intangible value, independent of premiums, includes the right to vote and any right to share in the assets of ISMIE in the event of ISMIE's liquidation. The Rules and Regulations of ISMIE give one vote to each member regardless of longevity with or premiums paid to ISMIE. See "Comparison of Rights of Members Before and After the Conversion -- Description of Rights of Members of ISMIE -- Voting." Since the conversion could not be effected under Illinois law and under the Rules and Regulations of ISMIE without the vote of eligible members, ISMIE concluded that there is value to the intangible membership interests that should be recognized in the allocation formula.

         In considering a value for the membership interest, the Board concluded that no value should be attributable to the membership interest for those members who joined after the Board approved the conversion, as this could encourage healthcare providers to seek a windfall by joining ISMIE primarily for the purpose of obtaining stock ownership attributable to the membership interest. ISMIE therefore set the date of adoption of the merger agreement as the record date for receiving any stock distribution attributable to the membership interest itself.


         The Board of Governors considered what portion of the stock distribution should be attributed to the intangible membership interest. ISMIE reviewed other transactions and considered the measurement periods used for the earned premium component of the distribution and the independent value, if any, attributed to the membership interest in those transactions. Because the Board concluded that there is value to the intangible membership interests, the Board determined that it would be appropriate to allocate some value represented by the common stock to be issued in the conversion to the membership interests. ISMIE analyzed various allocations based upon the membership interests and considered the effect that those allocations would have on the distribution of consideration to eligible members. The Board concluded that the allocation formula should provide those persons who were members of ISMIE at the time the conversion was approved by the Board with a meaningful ownership interest in ISMIE. Accordingly, the Board determined that an allocation of 10% of the common stock to be issued in the conversion was an appropriate measure of value to be attributed to the intangible membership interests.


         Based on all of the factors described above, the Board of Governors believes that the conversion is in the best interests of ISMIE and its members. Accordingly, the Board has approved the merger agreement and recommends that eligible members vote FOR the proposal to approve the merger agreement.

DESCRIPTION OF THE MERGER AGREEMENT

         The following is a summary of the significant provisions of the merger agreement, a copy of which is attached as Annex I to the proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger.


          EFFECT OF THE MERGER. After the conditions to the merger have been satisfied or waived, ISMIE will be merged with ISMIE Indemnity Company, and ISMIE Indemnity Company will continue as a subsidiary of Holdings. The conversion will be completed and become effective at the time that the Illinois Director of Insurance issues a certificate of merger, unless the Illinois Director later revokes his approval of the merger after the exercise of dissenters' rights as provided in the Illinois Insurance Code. See "- Dissenters' Rights." After the merger, the separate existence of ISMIE will cease, and ISMIE Indemnity Company will continue as the surviving corporation.


         CONVERSION OF MEMBERSHIP INTERESTS. Subject to applicable dissenters' rights discussed below, at the effective time of the merger:

         -        the membership interests of all members will end;


         - each eligible member will be allocated his or her pro rata share of 10,000,000 shares of common stock as provided in
                  Section 2.3 of the merger agreement; and


         - ISMIE Indemnity Company will receive 100,000 shares of common stock or another number as provided in Section 2.3 of the merger agreement. These shares will be issued to ISMIE Indemnity Company so that the conversion will have the tax consequences discussed in "Material Tax Consequences of the Conversion."


         CONDITIONS TO THE MERGER. In order for the merger to become effective, and for the conversion to occur, the following conditions must be satisfied:


         - The merger agreement must be approved by the favorable vote of two-thirds of eligible members present in person or by proxy at the special meeting.


         - The merger agreement must be approved by the Illinois Director of Insurance after approval by eligible members at the special meeting.


         - An opinion of tax counsel regarding material federal income tax consequences of the merger is required to be received in order for the merger to become effective. As more fully discussed in "Certain Federal Income Tax Consequences of the Conversion," an opinion of tax counsel has been received regarding these matters and must be reconfirmed before the merger can be completed.


         ISSUANCE AND DELIVERY OF COMMON STOCK TO ELIGIBLE MEMBERS. The Holdings common stock allocated to eligible members and ISMIE Indemnity Company will be treated as having been issued at the time that the merger is completed. Certificates representing the common stock will be delivered on the thirty-first day after the effective date of the merger, or as soon as reasonably practicable after that date, unless a petition has been filed with the Illinois Director of Insurance in accordance with Section 168 of the Illinois Insurance Code. If a petition has been filed, the common stock will be delivered only upon the issuance of an order of the Illinois Director of Insurance in accordance with
Section 168 of the Illinois Insurance Code.


         AMENDMENT. The merger agreement may not be amended except by an instrument in writing signed by each of the parties to it. However, after approval of the merger agreement by eligible members at the special meeting, no amendment may be made without the further approval of eligible members which under applicable law requires their further approval.


         TERMINATION. The merger agreement may be terminated and the merger may be abandoned, at any time before the completion of the merger, whether prior to or after approval of the merger agreement by eligible members at the special meeting:


         -        by mutual written consent of the parties;

         - if any party breaches in any material respect any of its covenants or agreements contained in the merger agreement;


         - if the merger has not been consummated prior to December 31, 1999; or


         - if any court of competent jurisdiction or any other governmental body has taken any action restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action, has become final and non-appealable.

DISSENTERS' RIGHTS

         Under Section 168 of the Illinois Insurance Code, if five percent or more of all eligible members who do not vote in favor of the merger agreement at the special meeting file a petition with the Illinois Director of Insurance within thirty days after the merger has been completed for a hearing upon the merger agreement, the Illinois Director of Insurance is required to order a hearing upon at least fifteen days' notice. Any petitioning eligible member may appear before the Illinois Director of Insurance at the hearing. If the Illinois Director of Insurance finds that the interests of the members of ISMIE are not properly protected, or if he finds that any reasonable objection exists to the merger agreement, he will enter an order revoking the approval already given. The merger of ISMIE and ISMIE Indemnity Company would then become null and void, the conversion would not occur, and no eligible member would receive common stock as proposed or have any further rights under the merger agreement. The Illinois Director of Insurance also has the power to revoke any approval of the merger if any officer, director or employee of any party to the merger agreement fails or refuses without reasonable cause to attend and testify at the hearing, or to produce any books or papers called for by the Illinois Director of Insurance.

ADDITIONAL ASPECTS OF THE MERGER AGREEMENT AND THE CONVERSION

         INSURANCE COVERAGE. The conversion will not affect any member's policy coverage. In the conversion, each member will become a policyholder of ISMIE Indemnity Company and ISMIE Indemnity Company will assume all policy and other obligations of ISMIE.


         EXPENSES OF THE CONVERSION. All expenses related to the conversion will be borne by ISMIE.


         REGULATORY APPROVALS. Except for approval by the Illinois Director of Insurance, and compliance with federal and state securities laws, we are not aware of any material federal or state regulatory requirement necessary to be complied with or approval that must be obtained in connection with the conversion.


         ISSUANCE OF SHARES TO ISMIE INDEMNITY COMPANY. The merger agreement provides that Holdings will issue to ISMIE Indemnity Company 100,000 shares of common stock in consideration of the cancellation of the outstanding shares of common stock of Holdings currently held by ISMIE. The Board of Governors and the Holdings Board may adjust the number of shares of common stock issuable to ISMIE Indemnity Company in the merger in order to ensure that the common stock issued to ISMIE Indemnity Company has a fair market value equivalent to the fair market value of the common stock currently held by ISMIE which is to be canceled in the merger.


         The shares of common stock will be issued to ISMIE Indemnity Company so that the merger will have the tax consequences set forth in "Significant Federal Income Tax Consequences of the Conversion -- ISMIE and ISMIE Indemnity Company." Under the Delaware General Corporation Law, or DGCL, ISMIE Indemnity Company will not be entitled to vote the shares of common stock issued to it in the conversion, but those shares will be entitled to receive dividends. Under GAAP those shares will be treated as issued but not outstanding. See "Capitalization."


         ACCOUNTING TREATMENT. The conversion and related transactions involve a reorganization of entities under common control, and the assets and liabilities transferred to effect the conversion and related transactions will be accounted for at historical cost in a manner similar to that in pooling of interests accounting.

                         COMPARISON OF RIGHTS OF MEMBERS
                         BEFORE AND AFTER THE CONVERSION


       Upon completion of the conversion and expiration or termination of dissenters' rights, your membership interests will be canceled and extinguished and converted into the right to receive common stock, and you will become a stockholder of Holdings. The following is a comparison of rights of eligible members of ISMIE and holders of Holdings common stock. This comparison is intended to highlight the material rights of members before and after the conversion and should be read in conjunction with ISMIE's Rules and Regulations and Holdings' certificate of incorporation and bylaws, copies of which are available for inspection at the executive offices of ISMIE and will be sent to you upon request.



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                       DESCRIPTION OF RIGHTS OF HOLDERS OF ISMIE
                                                                HOLDING STOCK AFTER THE CONVERSION

      GENERAL. Membership in ISMIE is limited                         GENERAL. The authorized capital stock of
to and composed of those persons who are                        Holdings consists of (i) 40,000,000 shares of
"named insureds" or "additional named                           common stock, par value $0.01 per share, and
insureds" in ISMIE. "Named insured" or                          (ii) 5,000,000 shares of preferred stock, par
"additional named insured" means any person                     value $0.01 per share.   Immediately after the
who is specifically identified by name in the                   consummation of the conversion, it is expected
declarations page of a policy as a "named                       that there will be approximately 10,000,000
insured" or as an "additional named insured" on                 shares of common stock outstanding and no
any endorsement attached to the policy other                    shares of preferred stock outstanding.
than a reporting endorsement.  Each "named
insured" or "additional named insured" under a                        Shares of common stock have no
policy of insurance issued by ISMIE becomes a                   preemptive rights, conversion rights, or
member when the policy is issued and the                        redemption rights. No shares of preferred
period of coverage commences under the                          stock will be issued or outstanding
policy.                                                         immediately following the conversion.  When
                                                                and if issued, the preferred stock will have the
      Membership interests in ISMIE have no                     rights, powers and preferences as may be
preemptive or conversion rights, redemption                     established by the Holdings Board. See
rights, or sinking fund provisions.                             "Description of Capital Stock -- Preferred
                                                                Stock."




                                       34



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      LIQUIDITY/MARKETABILITY. A membership                          LIQUIDITY/MARKETABILITY. Holdings has
interest is not transferable and ceases when the               applied for listing of the shares of common
coverage period or certificate period of the                   stock on the Nasdaq National Market.  As a
member under the policy issued by ISMIE                        result, Holdings anticipates that there will be a
terminates.                                                    public market for the shares of common stock,
                                                               although we cannot be sure of the price at
      DISTRIBUTIONS. The Board of Governors may                which the common stock will trade.  See "Risk
declare dividends to qualifying members of                     Factors-- An active or orderly trading market
ISMIE.   The qualifications of members to                      for the common stock may not develop; our
receive dividends declared may be determined                   stock price may be volatile."
by the Board of Governors, except that a
dividend may only be paid to a member who has                        DISTRIBUTIONS. Subject to the rights of
been insured during four (4) continuous policy                 holders of preferred stock, if any, holders of
periods.                                                       common stock will be entitled to participate
                                                               equally in dividends if, as and when declared
      If ISMIE is liquidated, any assets                       by the Holdings Board, and in the distribution
remaining after payment of all liabilities would               of assets in the event of dissolution. See
be distributed to members in accordance with                   "Dividend Policy."
the provisions of Article 13 of the Illinois
Insurance Code.                                                      ISMIE has not made any determination as
                                                               to whether it will pay dividends on the
                                                               common stock in the foreseeable future.  There
                                                               can be no assurance that dividends will be paid
                                                               or, if paid initially, that they would continue to
                                                               be paid in the future.  See "Dividend Policy."

                                                                     INCOME TAXATION. Holdings is a taxable
                                                               entity.  A holder of common stock or preferred
                                                               stock will not be taxed with respect to
                                                               Holdings' income, but will realize taxable
      INCOME TAXATION. ISMIE, as a reciprocal                  income to the extent that Holdings pays
insurance exchange, is taxable under the                       dividends to the holder out of current or
Internal Revenue Code as a "mutual  insurance                  accumulated earnings and profits. As a stock
company." A holder of a membership interest is                 corporation, Holdings will not receive a
not taxed with respect to ISMIE's income, but                  deduction for dividends.  Accordingly, to the
may realize taxable income to the extent that                  extent distributed, earnings and profits of
ISMIE makes actual distributions (in the form                  Holdings generally will face two levels of
of premium credits or other dividends) to the                  federal income tax.
holder out of current or accumulated earnings
and profits of ISMIE. As a "mutual insurance
company" for federal income tax purposes, ISMIE
will receive adeduction in the amount of the
distributions when accrued.


                                       35



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      ASSESSMENTS.  Members may not be                               ASSESSMENTS. Shares of common stock and
assessed on policies issued or renewed by                      preferred stock will not be callable or
ISMIE.                                                         assessable by Holdings.

      MEETINGS AND ACTIONS.  Action required to                      MEETINGS AND ACTIONS.  Any action
be taken by the members may be taken at a duly                 required or permitted to be taken by the
called annual or special meeting of members of                 stockholders of Holdings must be taken by
ISMIE.  Annual meetings are held during, and                   vote of the stockholders at a duly called annual
at the same place as, the annual meeting of the                or special meeting of stockholders and not by
Illinois State Medical Society.  Special meetings              written consent.  Special meetings of
of the members may be called only by (i) the                   stockholders may be called only by (i) the
Chairman of the Board of Governors or (ii) one-                President or Secretary at the request of a
third of the total number of Governors and                     majority of the Holdings Board or (ii) the
twenty (20) members of ISMIE.                                  Chairman of the Holdings Board.

     The business transacted at any special                          The business transacted at any special
meeting of the members is confined to matters                  meeting of stockholders is confined to matters
specified in the notice of meeting.                            specified in the notice of meeting.

      The Rules and Regulations of ISMIE                             The certificate of incorporation establishes
provide for an advance notice procedure with                   an advance notice procedure with regard to the
respect to the nomination by members of                        nomination by stockholders of candidates for
candidates for election as members of the Board                election as directors and with regard to
of  Governors.  Nominations by members                         proposals of business to be brought before an
require a nominee to be nominated by an ISMIE                  annual meeting of stockholders of Holdings.
policyholder and seconded by two other                         Notice as to any stockholder nomination or
members of ISMIE.                                              other proper proposal must be received by
                                                               Holdings not less than 60 days nor more than
      The Rules and Regulations of ISMIE may                   90 days prior to the anniversary date of the
be amended by the Board of Governors at any                    immediately preceding annual meeting.  In the
regular or special meeting by a vote of two-                   event that the date of the annual meeting is
thirds of the total Governors holding office or at             more than 30 days before or more than 60 days
a meeting of members of ISMIE upon the                         after the anniversary date, however, the
favorable vote of two-thirds of the members                    Certificate of incorporation provides additional
represented at the meeting either in person or by              time for notice. In addition, the notice must
proxy.                                                         contain certain specified information
                                                               concerning the person to be nominated or the
                                                               matters to be brought before the meeting as
                                                               well as the name and address of the
                                                               stockholder and the class and number of
                                                               shares beneficially owned by the stockholder
                                                               submitting the proposal.


      DOMICILIARY STATE.  Illinois                                   STATE OF INCORPORATION. Delaware



                                       36



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      VOTING.  Each member entitled to vote is                       VOTING.  Holders of common stock are
entitled to one vote at all meetings of members                entitled to one vote per share on all matters
on all matters submitted to the members for                    with respect to which the holders of common
action.  The Rules and Regulations of ISMIE                    stock are entitled to vote (including the
generally require the favorable vote of a                      election of directors) and, except as otherwise
majority of members voting to approve matters                  required by law or by the terms of any series of
submitted to the members.  There is no                         preferred stock then outstanding, the holders of
cumulative voting, and, therefore, a majority of               common stock will exclusively possess all
the members voting at the meeting will be                      voting power.  Under the DGCL, in the
entitled to elect all of the members of the Board              absence of specific requirements in a
of Governors to be elected at the meeting.                     corporation's certificate of incorporation or
                                                               bylaws, all matters submitted to
                                                               stockholders for approval must be approved
                                                               at a meeting at which a quorum is present by
                                                               the favorable vote of the holders of a
                                                               majority of the outstanding shares present
                                                               in person or by proxy and entitled to vote,
                                                               except for election of directors, which
                                                               requires a plurality vote, and certain
                                                               matters governed by Section 203 of the DGCL,
                                                               which requires the approval of the Board of
                                                               Directors and of two-thirds (66-2/3%) vote
                                                               of disinterested stockholders to approve
                                                               certain types of business combinations. See
                                                               "Description of Capital Stock -- Statutory,
                                                               Charter and Bylaw Provisions Which Could
                                                               Have an Anti-Takeover Effect." Pursuant to
                                                               the certificate of incorporation, directors
                                                               may be removed only for cause and only by
                                                               the favorable vote of two-thirds (66-2/3% of
                                                               the outstanding voting securities. In the
                                                               election of members of the board of
                                                               directors, there is no cumulative voting,
                                                               and therefore, except as otherwise required
                                                               by the terms of any series of preferred
                                                               stock then outstanding, the holders of a
                                                               majority of the shares of common stock
                                                               entitled to vote and voting at the meeting
                                                               will be entitled to elect all of the members
                                                               of the Board of directors to be elected at
                                                               the meeting if they choose to do so.



                                       37



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      QUORUM.  One hundred (100) members                             QUORUM.  The holders of a majority of the
represented in person or by proxy constitutes a                stock issued and outstanding and entitled to
quorum for the transaction of business at any                  vote, represented in person or by proxy, will
meeting of the members.                                        constitute a quorum for the transaction of
                                                               business at all meetings of stockholders.

      PREFERRED STOCK. Not applicable.                               PREFERRED STOCK. The Holdings Board  is
                                                               authorized, subject to any limitations
                                                               prescribed by law, without further action by
                                                               stockholders, to issue up to 5,000,000 shares of
                                                               preferred stock, from time to time, in one or
                                                               more series and, with respect to each series, to
                                                               determine its terms, including the number of
                                                               shares, dividend rates, redemption rights,
                                                               conversion rights, voting rights and rights on
                                                               liquidation.  Because the Holdings Board has
                                                               the power to establish the preferences, powers
                                                               and rights of each series, it may confer upon
                                                               the holders of any particular series of preferred
                                                               stock preferences, powers and rights (including
                                                               dividend rights, voting powers and liquidation
                                                               preferences) senior to the rights of the holders
                                                               of common stock. No shares of preferred stock
                                                               will be outstanding immediately following the
                                                               conversion, and Holdings has no immediate
                                                               plans to issue any series of preferred stock.
                                                               The issuance of a series of preferred stock
                                                               could, depending on the terms of the series,
                                                               have the effect of discouraging, delaying  or
                                                               preventing a third party from acquiring or
                                                               proposing to acquire a majority of the
                                                               outstanding voting stock of Holdings. See
                                                               "Description of Capital Stock-- Preferred
                                                               Stock."

      LIMITED LIABILITY. The liability of a member                   LIMITED LIABILITY. The liability of holders
generally is limited to the premiums accrued                   of common stock is generally limited to the
under the current policies of insurance issued by              price paid for the common stock by the holder.
ISMIE to the member. Members of ISMIE are
not assessable by ISMIE.


                                       38



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSIO
      MANAGEMENT. ISMIE is a reciprocal                              MANAGEMENT. The Holdings Board has the
insurance exchange and management                              power and duty to manage the business and
responsibility is divided between the Board of                 affairs of Holdings and, indirectly, all its
Governors and the attorney-in-fact, Illinois State             subsidiaries. The Holdings Board may
Medical Insurance Services, Inc. The attorney-                 designate committees, each committee to
in-fact is designated as the attorney-in-fact for              consist of one or more directors, and has
each subscriber under an agreement which each                  established an audit committee, a
subscriber signs when making application for                   compensation committee, an executive
insurance.   The power of attorney agreement                   committee, a stock option committee, a
between the attorney-in-fact and ISMIE,                        nominating committee and an investor
describes the allocation of powers and duties                  relations committee. Directors are elected by
between the attorney-in-fact and the Board of                  the stockholders of Holdings. See "--Voting"
Governors.                                                     and "--Election of Directors."

      The attorney-in-fact is under the control                The officers of Holdings serve
and supervision of the Board of Governors, is                  at the discretion of the Holdings Board.
authorized to operate the business of ISMIE, accepts
or rejects, underwrites and issues policies for
ISMIE, collects and accounts for all premiums paid,
handles and disposes of claims, and performs all
related functions.


                                       39




DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      BOARD OF GOVERNORS.  The Rules and                             BOARD OF DIRECTORS. The Holdings Board
Regulations of ISMIE provide that the Board of                 consists of not less than three
Governors shall consist of twenty-one                          and more than fifteen directors, the exact
members, each of whom must be a physician                      number to be fixed from time to time
member. The Board of Governors is divided                      by the favorable vote of a majority of
into three classes who serve for staggered terms.              the Holdings Board.
Each class is composed of seven governors,
who serve for a term of three years, with one                        Immediately following the consummation
class being  elected at each annual meeting.                   of the conversion, the Holdings Board will
                                                               consist of ten members. The Board of
                                                               directors is divided into three classes who
                                                               serve staggered terms (not including
                                                               directors who may be selected from time to
                                                               time by holders of preferred stock). Each
                                                               class consists, as nearly as possible, of
                                                               one-third of the total number of directors,
                                                               who serve for a term of three years, with
                                                               one class being elected at each annual
                                                               meeting. See "Management -Directors and
                                                               Executive Officers."


                                                                     In the future, the Board's ability
                                                               to determine the number of directors could
                                                               delay any stockholder from obtaining
                                                               majority representation on the Holdings
                                                               Board and filling the new vacancies with its
                                                               own nominees until the next stockholder
                                                               election.



      ELECTION OF GOVERNORS. ISMIE's Rules and                       ELECTION OF DIRECTORS. The Certificate of
Regulations provide that nominations for                       incorporation provides that nominations for
election of members of the Board of Governors                  election of directors may be made only by or at
must be made by members who comply with                        the direction of the Holdings Board or by any
specified notice procedures.  A Nominating                     stockholder of Holdings entitled to vote on the
Committee composed of at least three but no                    election of directors who complies with
more than five members of the Board of                         specified notice procedures and who was a
Governors reviews the nominees and presents                    stockholder of record at the time of giving
its recommendations to the Executive                           notice. See "--Meetings and Actions."
Committee of the Board of Governors which                      Directors are elected at the annual meeting of
ultimately approves a slate of recommended                     stockholders except when filling vacancies or
nominees for consideration by the members.                     newly-created vacancies. See "--Vacancies."
The Rules and Regulations also provide that                    A plurality of votes present in person or by
members who comply with specified procedures                   proxy and entitled to vote on the election of
may run without being recommended by the                       directors is required for election.
Nominating Committee.  See "--Meetings and
Actions."


                                       40



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      REMOVAL OF GOVERNORS. ISMIE's Rules and                        REMOVAL OF DIRECTORS. The Certificate of
Regulations do not contain any provisions                      incorporation provides that directors can be
relating to the removal of a member of the                     removed from office only for cause and only
Board of Governors.                                            with the vote of two-thirds of the voting power
                                                               of the then outstanding shares of voting
                                                               stock of Holdings, voting together as a
                                                               single class.

                                                                     VACANCIES. The Certificate of
      VACANCIES. Vacancies in the Board of                     incorporation provides that vacancies on the
Governors are filled by a vote of the majority of              Holdings Board and any newly-created
the remaining Governors (1) for the remaining                  directorships resulting from an increase in the
term if the remaining term is less than 18                     authorized number of directors may be filled
months, or (2) only until the next annual                      for the remainder of a term only by an
meeting of members if the remaining term is                    favorable vote of a majority of the remaining
more than 18 months.                                           directors (even though less than a quorum).
                                                               The provisions of the Certificate of
                                                               incorporation governing removal of directors
                                                               and the filling of vacancies would preclude
                                                               a third party from removing incumbent
                                                               directors and simultaneously gaining control
                                                               of the Holdings Board by filling vacancies
                                                               created by the removal with its own nominees
                                                               unless, among other things, the third party
                                                               controls at least two-thirds of the combined
                                                               voting power of Holdings' voting stock.



                                       41


DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      INDEMNIFICATION. ISMIE's Rules and                             INDEMNIFICATION. The Certificate of
Regulations provide that ISMIE shall indemnify                 incorporation provides that Holdings shall
the members of the Board of Governors, the                     indemnify its directors, officers and any person
officers of ISMIE, the employees of ISMIE and                  serving at the request of the corporation as a
any person serving as a director, trustee, officer,            director, officer employee or agent of another
or employee of another enterprise at the request               corporation, and may indemnify its employees
of ISMIE, from and against expenses (including                 and agents, who are parties or threatened to be
attorneys' fees), judgments, decrees, fines,                   made parties to any action, suit or proceeding
penalties, and amounts paid in settlement                      by reason of the person's capacity as a director,
actually and reasonably incurred in connection                 officer, employee or agent of Holdings, from
with any actions, suits or proceedings relating to             and against expenses (including attorneys'
claims or liabilities asserted against the                     fees), judgments, fines and settlements arising
management or operations of ISMIE, including                   from the action, suit or proceeding to the
any derivative actions brought in the name of or               fullest extent authorized by the DGCL. Section
on behalf of ISMIE. However, indemnification                   145(a) of the DGCL provides that a
may be made only if the person acted in good                   corporation may indemnify a director, officer,
faith and in a manner reasonably believed to be                employee or agent if the person acted in good
in, or not opposed to, the best interests of ISMIE             faith and in a manner reasonably believed to be
and, with respect to any criminal proceeding,                  in, or not opposed to, the best interests of the
had no reasonable cause to believe the conduct                 corporation and, with respect to any criminal
was unlawful.  In a derivative action, no                      proceeding, had no reasonable cause to believe
indemnification will be made if the person shall               the conduct was unlawful.  As permitted by the
have been finally adjudged to be liable for                    DGCL, the Certificate of incorporation
negligence or misconduct unless the court in                   eliminates in specified circumstances the
which the action was brought shall determine                   monetary liability of the directors of Holdings
that the person is fairly and reasonably entitled              for a breach of their fiduciary duties as
to indemnity for the expenses.                                 directors.

                                                                     AMENDMENTS TO GOVERNING DOCUMENTS.
      AMENDMENTS TO GOVERNING DOCUMENTS.                       Stockholders of Holdings are entitled to adopt,
Members of ISMIE may adopt, alter, amend or                    alter, amend, rescind or repeal provisions of
repeal provisions of ISMIE's Rules and                         the Holdings Bylaws by the favorable vote of a
Regulations by the vote of two-thirds of the                   majority of the stockholders present in person
members voting at an annual or special meeting                 or by proxy at a duly called meeting of
or by the vote of two-thirds of the number of                  stockholders at which a quorum is present.
Governors holding office at any regular or                     The Holdings Board is also entitled to alter,
special meeting of the Board.                                  amend, change or repeal provisions of the
                                                               Holdings Bylaws by majority vote. Generally,
                                                               under Section 242 of the DGCL, an
                                                               amendment to


                                       42


DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVESION
                                                               the Certificate of incorporation requires
                                                               adoption by the Holdings Board of a resolution
                                                               setting forth the proposed amendment and the
                                                               approval of the resolution by a majority vote of
                                                               the common stock issued, outstanding and
                                                               entitled to vote.
      FINANCIAL REPORTING. ISMIE is not required                     FINANCIAL REPORTING. Holdings will file
to provide the members with any annual or                      annual and quarterly reports with the Securities
quarterly income and expense statements or                     and Exchange Commission and with the
balance sheets. ISMIE is required to file annual               Nasdaq National Market.  Holdings will also
and quarterly financial statements prepared in                 provide to the holders of common stock annual
accordance with statutory accounting practices                 and quarterly reports of its financial condition
(SAP) with the Illinois Insurance Department,                  and results of operations, prepared in
which are open to public inspection. ISMIE                     accordance with GAAP and, with respect to
provides to members an annual report of its                    the annual reports, audited by independent
financial condition and results of operations,                 auditors. Following the conversion, ISMIE will
prepared in accordance with GAAP and audited                   file annual and quarterly financial statements
by independent auditors.                                       under SAP with the Illinois Insurance
                                                               Department.

                                                                     BUSINESS COMBINATIONS. The DGCL
      BUSINESS COMBINATIONS.  The Rules and                    generally requires that a majority of the
Regulations of ISMIE do not contain any                        stockholders approve a merger, consolidation
provisions relating to business combinations.                  or the sale, lease or exchange of all or
The Illinois Insurance Code generally requires a               substantially all of a corporation's property and
vote of two-thirds of the members voting in                    assets. The DGCL contains additional
person or by proxy to approve a merger,                        restrictions where the action or transaction is
consolidation or plan of exchange.                             with, or proposed by or on behalf of, an
                                                               "interested stockholder" (defined generally as a
                                                               person owning 15% or more of Holdings'
                                                               outstanding voting stock). See "--
                                                               Anti-takeover Provisions" and "Description of
                                                               Capital Stock -- Statutory, Charter and Bylaw
                                                               Provisions Which Could Have an Anti-
                                                               Takeover Effect."



                                       43


DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
      ANTI-TAKEOVER PROVISIONS.  As a reciprocal                     ANTI-TAKEOVER PROVISIONS. Holdings is a
insurance exchange, ISMIE has no capital stock                 Delaware corporation and is subject to the
or other transferable ownership interests and                  provisions of Section 203 of the DGCL. In
therefore could not be acquired by a hostile                   general, Section 203 prevents an "interested
bidder.  The Board of  Governors is divided into               stockholder" (defined generally as a person
three classes of  directors, serving staggered                 owning 15% or more of Holdings' outstanding
three-year terms. As a result, one third of the                voting stock) from engaging in a "business
Board of Governors is elected each year. This                  combination" (as defined in Section 203) with
classified board provision could delay a                       Holdings for three years following the time
majority of members who do not favor the                       that person became an interested stockholder
policies of the Board of Governors from                        unless:
removing a majority of the Board of Governors
for two years.                                                        -  before that person became an
                                                               interested stockholder, the Holdings Board
                                                               approved the transaction in which the
                                                               interested stockholder became an interested
                                                               stockholder or approved the business
                                                               combination;

                                                                      -  upon completion of the transaction
                                                               that resulted in the interested stockholder
                                                               becoming an interested stockholder, the
                                                               interested stockholder owned at least 85% of
                                                               the voting stock of Holdings outstanding at
                                                               the time the transaction commenced
                                                               (excluding stock held by directors who are
                                                               also officers of Holdings and by employee
                                                               stock plans that do not provide employees
                                                               with the right to determine confidentially
                                                               whether shares held by the plan will be
                                                               tendered in a tender or exchange offer); or

                                                                      -  at or following the time on which
                                                               that person became an interested
                                                               stockholder, the business combination is
                                                               approved by the Holdings Board and
                                                               authorized at a meeting of stockholders by
                                                               the favorable vote of the holders of at
                                                               least two-thirds of the outstanding voting
                                                               stock of Holdings not owned by the
                                                               interested stockholder.


                                                                     Under Section 203, these restrictions
                                                               also do not apply to certain business
                                                               combinations proposed by an interested
                                                               stockholder following the announcement or
                                                               notification of one of certain extraordinary
                                                               transactions involving Holdings and a person
                                                               who was not an interested stockholder during
                                                               the previous three years or who became an




                                       44



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
                                                               interested stockholder with the approval of a
                                                               majority of Holdings' directors or during a time
                                                               when the restrictions in Section 203 did not
                                                               apply, if that extraordinary transaction is
                                                               approved or not opposed by a majority of the
                                                               directors (but not less than one) who were
                                                               directors before any person became an
                                                               interested stockholder in the previous three
                                                               years or who were recommended for election
                                                               or elected to succeed the directors by a
                                                               majority of the directors then in office.

                                                                     The Holdings Board of directors is
                                                               divided into three classes of directors,
                                                               serving staggered three-year terms. The
                                                               classified board provisions could have the
                                                               effect of discouraging a third party from
                                                               making a tender offer or otherwise
                                                               attempting to gain control of Holdings. The
                                                               Certificate of incorporation of Holdings and
                                                               its Bylaws also contain certain provisions
                                                               that may delay, defer or prevent a change of
                                                               control of Holdings and make removal of
                                                               management more difficult. These provisions
                                                               are intended to


                                                                      -  improve the likelihood of continuity
                                                               and stability in the composition of the
                                                               Holdings Board and in the policies formulated
                                                               by the Holdings Board;

                                                                      -  discourage certain types of
                                                               transactions which may involve an actual or
                                                               threatened change of control of Holdings;

                                                                      -  reduce the vulnerability of Holdings
                                                               to an unsolicited proposal for a takeover of
                                                               we that does not contemplate the acquisition
                                                               of all its outstanding shares or an
                                                               unsolicited proposal for the restructuring
                                                               or sale of all or part of Holdings; and

                                                                      -  discourage certain tactics that may
                                                               be used in proxy fights.



                                       45



DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
                                                                     Moreover, the issuance of shares of
                                                               preferred stock by Holdings (or the issuance
                                                               of rights to purchase shares) could be used
                                                               to discourage an unsolicited acquisition
                                                               proposal. For instance, the issuance of a
                                                               series of preferred stock might (i) impede a
                                                               business combination by including class
                                                               voting rights that would enable the holders
                                                               to block a transaction or (ii) facilitate a
                                                               business combination by including voting
                                                               rights that would provide a required
                                                               percentage vote of the stockholders. Also,
                                                               under certain circumstances, the issuance of
                                                               preferred stock could adversely affect the
                                                               voting power of the holders of common stock.



                                       46


DESCRIPTION OF RIGHTS OF MEMBERS OF ISMIE                      DESCRIPTION OF RIGHTS OF HOLDERS OF HOLDINGS
                                                               STOCK AFTER THE CONVERSION
                                                                     The provisions described in "-- Meetings
                                                               and Actions," "-- Board of directors," "Election
                                                               of Directors," "-- Removal of Directors,"
                                                               "-Vacancies," and "-- Amendments to
                                                               Governing Documents," together with the
                                                               ability of the Holdings Board to authorize
                                                               the issuance of preferred stock without
                                                               further stockholder action, could delay or
                                                               frustrate the removal of incumbent directors
                                                               or the assumption of control of Holdings by
                                                               the holder of a large block of common stock.
                                                               These provisions could also discourage or
                                                               make more difficult a merger, tender offer
                                                               or proxy contest even if a majority of the
                                                               stockholders might consider the event to be
                                                               in their best interest. See "Description of
                                                               Capital Stock -- Statutory, Charter and
                                                               Bylaw Provisions Which Could Have an
                                                               Anti-Takeover Effect."


                             MARKET FOR COMMON STOCK


         ISMIE, as a reciprocal insurance exchange, does not have any capital stock. Holdings has been organized for the purpose of becoming the parent company of ISMIE upon completion of the conversion. We have applied to have the Holdings' common stock approved for listing, after completion of the conversion, on the Nasdaq National Market under the symbol "ISME." We cannot be sure that an active or orderly market for the common stock will develop after listing or, if developed, will continue. Regardless of whether a public market for the common stock develops, if a substantial number of shares of common stock are sold by eligible members or any other stockholders following the completion of the conversion, the market price of the common stock could fall.


         Although we have considered, and may consider in the future, an initial public offering of Holdings' common stock, we cannot be sure that an initial public offering will occur. If an initial public offering does not occur, it is less likely that an active or orderly trading market will develop for Holdings' common stock. The absence of an active and orderly trading market could adversely effect the market price of the common stock after the conversion. See "Risk Factors -- An active or orderly trading market for the common stock may not develop; our stock price may be volatile."

                                 DIVIDEND POLICY

         The declaration and payment of dividends to holders of common stock will be at the discretion of the Holdings Board and will be dependent upon our financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends to Holdings by ISMIE and other factors considered relevant by the Holdings Board. We have not made any determination whether we will pay dividends on the common stock in the foreseeable future. We cannot be sure whether dividends will be paid or, if paid initially, that they would continue to be paid in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." See "Comparison of Rights of Members Before and After the Conversion -- Distributions."


         Following completion of the conversion, Holdings will be an insurance holding company whose assets will consist primarily of the outstanding shares of the common stock of ISMIE. Holdings' ability to pay dividends to its stockholders and meet its other obligations, including operating expenses and any debt service, will depend primarily upon the receipt of sufficient funds from ISMIE. The payment of dividends by ISMIE to Holdings will be restricted by applicable insurance law. See "Risk Factors -- If we fail to comply with insurance regulatory requirements, or if those requirements become burdensome to us, we may not be able to operate profitably," "Business -- Regulation -- Regulation of Dividends from Insurance Subsidiaries".

                                 CAPITALIZATION

         The information set forth in the table presented below is derived from the consolidated financial statements and the related notes included in this proxy statement/prospectus. The table presents the capitalization of: (1) ISMIE and subsidiary at March 31, 1999; and (2) Holdings, adjusted to reflect, on a pro forma basis as if the conversion had occurred as of March 31, 1999, the effect of the conversion and the issuance of 10,000,000 shares of common stock in the conversion to eligible members and 100,000 shares of common stock to ISMIE Indemnity Company. The table should be read in conjunction with the historical consolidated financial statements and related notes included in this proxy statement/prospectus.



                                                                            At March 31, 1999
                                                            ------------------------------------------------
                                                                     ACTUAL            AS ADJUSTED
                                                                     ------            -----------
                                                                         (Dollars in Thousands)

Total debt.................................................    $       -                $
Equity:
Preferred stock, $0.01 par value, 5,000,000
shares authorized; no shares issued and
outstanding................................................            -                        -
Common stock, $0.01 par value,
40,000,000 shares authorized; 10,100,000 issued and
10,000,000 outstanding, as adjusted (1)....................            -                       100
Additional paid-in capital.................................            -                   231,142
Policyholders' surplus/retained earnings...................       231,242                       -
Accumulated other comprehensive income.....................         6,534                    6,534
                                                                  -------                  -------
     Total Equity..........................................      $237,776                 $237,776
                                                                  -------                  -------
Total capitalization.......................................      $237,776                 $237,776
                                                                  -------                  -------
                                                                  -------                  -------


(1) The 100,000 shares issued to ISMIE Indemnity Company in the conversion are treated as issued but not outstanding under GAAP. See "The Conversion -- Additional Aspects of the Merger Agreement and the Conversion -- Issuance of Shares to ISMIE Indemnity Company."

            CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE CONVERSION

         The following discussion is a summary of some of the federal income tax consequences which are expected to result from the conversion and the related transactions, and is based on the opinion of our tax counsel, Lord, Bissell & Brook. This summary is based on the current provisions of the Internal Revenue Code of 1986, existing Treasury Regulations and administrative rulings and court decisions, all of which could change with retroactive effect. The discussion is limited to those persons who are citizens or residents of the U.S., corporations or partnerships organized in or under the laws of the U.S., and an estate or trust, the income of which is taxable by the federal government regardless of its source.


         Lord, Bissell & Brook's opinion is based on current law, assumptions set forth in the opinion, representations from ISMIE, Holdings and ISMIE Indemnity Company and other information, data, documentation and materials they relied on. An opinion of counsel is not binding on the Internal Revenue Service, and therefore we cannot be sure that this opinion would not be challenged by the Internal Revenue Service or would be sustained by a court if it were challenged.


         It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the conversion as they relate to each eligible member. This discussion does not address any aspect of foreign, state or local law or federal estate or gift tax considerations. In addition, the discussion does not address how the federal income tax rules affect all of the possible types of eligible members, some of whom (E.G., tax-exempt entities) may be taxable under special rules not discussed in this document.


         THE DISCUSSION SET FORTH BELOW ADDRESSES ONLY THE SIGNIFICANT FEDERAL INCOME TAX CONSEQUENCES OF GENERAL APPLICATION WHICH ARE EXPECTED TO RESULT FROM THE CONVERSION. ELIGIBLE MEMBERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE CONVERSION, AND HOLDING AND DISPOSITION OF COMMON STOCK TO BE RECEIVED IN CONNECTION WITH THE CONVERSION, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

GENERAL

         Assuming that the conversion and the related transactions will take place as described in this proxy statement/prospectus and that the factual matters represented by ISMIE are true and correct, it is the opinion of Lord, Bissell & Brook that (1) the conversion will constitute a reorganization within the meaning of Section 368(a) of the Code, (2) eligible members will recognize no gain or loss for federal income tax purposes by reason of the exchange of their membership interests for the common stock, and (3) no gain or loss will be recognized by ISMIE, Holdings or ISMIE Indemnity Company, as further discussed below.

ELIGIBLE MEMBERS

         Eligible members will not recognize gain or loss for federal income tax purposes on their exchange of membership interests for common stock in the conversion. The tax basis in their common stock will be equal to their tax basis in their exchanged membership interests, which is deemed to be zero for federal income tax purposes. The holding period for the common stock received by an eligible member will include the holding period for the exchanged membership interest.


         On a sale or other taxable disposition of common stock issued in the conversion, eligible members will recognize gain in an amount equal to the amount of cash and fair market value of any property received upon the sale or other taxable disposition minus their tax basis in that common stock. Since their tax basis in the common stock would be zero, as discussed above, the entire amount of cash and fair market value of any property received would be the amount of taxable gain. This gain will be long-term capital gain if the holding period of the common stock, which includes the holding period of the exchanged membership interest, is more than one year.


         Policies issued by ISMIE before the conversion will not be treated as reissued or newly issued in exchange for existing policies as a result of the conversion. Accordingly, the federal income tax rules that currently apply to each policy will generally continue to apply after the conversion.


ISMIE AND ISMIE INDEMNITY COMPANY


         Subject to the discussion below under "-- Issuance of Rules Dealing with Inversions," no gain or loss will be recognized by ISMIE or ISMIE Indemnity Company as a result of the conversion. ISMIE Indemnity Company's tax basis in the assets of ISMIE acquired in the merger will be equal to the tax basis of those assets in the hands of ISMIE immediately prior to the merger.


CONSEQUENCES OF A TAXABLE EXCHANGE


         If the conversion were not to qualify as a tax-free reorganization under Section 368(a) of the Code, eligible members would recognize gain equal to the fair market value of the common stock received in the conversion minus their tax basis in their exchanged membership interests (which, as discussed above, would be zero). The gain would generally be capital gain, and would be long-term capital gain if the eligible member has held the membership interest for more than one year. The tax basis of the common stock received under the merger agreement would generally be equal to the fair market value of that stock at the effective time of the merger, and the holding period of the exchanged membership interest would not be included in the holding period of the common stock received.


         In addition, if the conversion were not to qualify as a tax-free reorganization, ISMIE would recognize gain equal to the excess of the fair market value of the common stock distributed to eligible members in the conversion over ISMIE's aggregate tax basis in its assets transferred to ISMIE Indemnity Company in the conversion.

ISSUANCE OF RULES DEALING WITH INVERSIONS

         There is a pending project at the Internal Revenue Service dealing with the tax consequences of a transaction involving an "inversion" of members of an affiliated group (I.E., the positions of the members are inverted or otherwise reversed). The Service has announced in Notice 94-93 that any Treasury Regulations addressing inversion transactions will apply to transactions occurring on or after September 22, 1994. Notice 94-93 provides that future Treasury Regulations may require, where appropriate, "recognition of income or gain at the time of an inversion transaction" or "reductions to the basis (or increases in gain on the sale or other disposition) of the stock of one or more corporations that are involved in inversion transactions." While the potential scope of any future Treasury Regulations or other Service positions applicable to inversion transactions is unclear, Lord, Bissell & Brook does not believe that income or gain recognition should be required in connection with the conversion and the related transactions.

POSSIBLE POLICYHOLDER DIVIDEND TREATMENT

         You should be aware that a federal court of appeals recently affirmed a federal district court decision which rejected a claim by a life insurance company that its distribution to its policyholders of stock and cash under its plan of demutualization should be treated as a policyholder dividend distribution, rather than as part of an exchange. UNUM CORP. V. UNITED STATES, 929 F. Supp. 15 (D. Me. 1996), AFF'D, 130 F.3d 501 (1st Cir. 1997), CERT.
DENIED, 119 S. Ct. 42 (1998). If the distribution were treated for federal income tax purposes as a dividend distribution, ISMIE would be entitled to a policyholder dividend deduction equal to the amount of cash and the fair market value of any stock distributed, and each policyholder receiving stock or cash would likely be treated for federal income tax purposes as if the policyholder had received a policyholder dividend equal to the amount of cash or the fair market value of the stock received. Consistent with the holding in UNUM CORP., ISMIE plans to treat the common stock distributed in the conversion as issued in exchange for the membership interests in a tax-free reorganization and not as a policyholder dividend.


         In the unlikely event that any portion of the consideration received by an eligible member in the conversion were treated as a policyholder dividend, the normal tax consequences of the receipt of a policyholder dividend would apply rather than the rules summarized above. The tax basis of the common stock received in the conversion would be equal to the fair market value of that stock at the effective time of the merger, and the holding period of the exchanged membership interest would not be included in the holding period of the common stock received.

TAXPAYER IDENTIFICATION NUMBER

         It is important that you complete, sign and return the taxpayer identification card accompanying your proxy card. For most individuals, your taxpayer identification number is your Social Security number. ANY ELIGIBLE MEMBER WHO FAILS TO COMPLETE, SIGN AND RETURN THIS CARD MAY FACE A $50 PENALTY AND WE MAY BE REQUIRED TO WITHHOLD FOR FEDERAL INCOME TAXES 31% OF ANY CASH PAYMENT, INCLUDING ANY FUTURE DIVIDENDS ON COMMON STOCK, YOU WOULD OTHERWISE RECEIVE. This 31% withholding is not an additional tax and any amount withheld may be claimed on the your federal income tax return as a credit against the your federal income tax liability.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table sets forth selected financial and operating data for ISMIE and subsidiary. The selected income statement data (other than direct and assumed premiums written) set forth below for each of the three years in the three-year period ended December 31, 1998 and the selected balance sheet data as of December 31, 1998 and 1997 are derived from the consolidated financial statements audited by Ernst & Young LLP, independent auditors, included elsewhere in this proxy statement/prospectus and should be read in conjunction with, and are qualified by reference to those statements and the related notes. The selected financial data for the three month periods ended March 31, 1999 and 1998 are derived from unaudited financial statements which management believes incorporate all of the adjustments necessary for a fair presentation of the financial condition and results of operations for those periods. The selected income statement data (other than direct and assumed premiums written) for the years ended December 31, 1995 and 1994 and the selected balance sheet data as of December 31, 1996, 1995 and 1994 are derived from audited financial statements of ISMIE and subsidiary. All selected income statement and balance sheet data are presented in accordance with GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                   As of or for the Three
                                                    Months Ended March 31          As of or for the Year Ended December 31,
                                                     1999          1998        1998       1997       1996        1995       1994
Income Statement Data:                                      (in thousands, except per share, ratios and percentage data)
Premiums written

         Direct and assumed premiums written        $  39,588      $  43,359  $ 179,668  $ 196,152  $ 207,578   $ 197,241 $ 203,756
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
         Net premiums written                       $  33,024      $  27,597  $ 134,215  $ 104,953  $  85,532   $  96,809 $ 140,504
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
Direct and assumed premiums earned                  $  42,352      $  44,242  $ 177,451  $ 188,866  $ 207,857   $ 221,491 $ 200,285
Reinsurance premiums ceded                             (6,564)       (15,763)   (45,453)   (91,199)  (122,040)   (100,432)  (63,252)
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
Net premiums earned                                    35,788         28,479    131,998     97,667     85,817     121,059   137,033
Net investment income                                  12,067         11,456     45,361     46,663     46,436      50,927    49,140
Other income                                                0              0      5,095          0          0           0         0
Realized investment gains (losses)                        283             13       (104)     (401)      2,406         322    12,141
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
         Total revenues                                48,138         39,948    182,350    143,929    134,659     172,308   198,314
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
Losses and loss adjustment expenses                    40,221         32,884    153,660    117,816    105,403     177,273   210,046
Other operating expenses                                4,249          3,571     16,222     10,878      6,296       8,793    11,870
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
         Total expenses                                44,470         36,455    169,882    128,694    111,699     186,066   221,916
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
Income (loss) before income taxes                       3,668          3,493     12,468     15,235     22,960     (13,758)  (23,602)
Income taxes (benefit)                                    133             80       (257)    (3,206)    19,541       6,007    (8,564)
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
         Net income (loss)                          $   3,535      $   3,413  $  12,725  $  18,441  $   3,419  ($  19,765)($ 15,038)
                                                    ---------      ---------  ---------  ---------  ---------   --------- ---------
                                                                   ---------  ---------  ---------  ---------   --------- ---------
Balance Sheet Data:
Total investments and invested cash                 $ 893,563      $ 790,246  $ 887,661  $ 787,333  $ 780,209   $ 861,428 $ 780,362
Total assets                                        1,217,432      1,250,897  1,211,428  1,246,506  1,287,514   1,362,798 1,263,586
Members' Equity                                       237,776        223,615    242,690    220,169    193,336     200,969   175,200

Additional Data:
Gross ratios (GAAP) (1):
         Loss & LAE                                    107.4%         108.8%      94.5%      95.1%      77.4%      128.6%    142.0%
         Expense                                        10.3%           9.4%      10.1%       8.8%       7.4%        6.4%      6.2%
         Combined                                      117.7%         118.2%     104.6%     103.9%      84.8%      135.0%    148.2%
Net ratios (GAAP) (2):
         Loss & LAE                                    112.4%         115.5%     116.4%     120.6%     122.8%      146.4%    153.3%
         Expense                                        11.9%          12.5%      12.3%      11.1%       7.3%        7.3%      8.7%
         Combined                                      124.3%         128.0%     128.7%     131.8%     130.2%      153.7%    161.9%
Pro forma earnings per share (3)                    $    0.35      $    0.34  $    1.27
Pro forma book value per share                          23.78          22.36      24.27
Pro forma book value per share, net of FAS 115(4)       23.12          21.84      22.77
Retention rate (5)                                      97.6%          97.6%      86.0%      90.1%      90.8%       92.4%     93.4%
Investment yield (6)                                    5.42%          5.82%      5.60%      6.07%      5.77%       6.10%     6.00%
Statutory combined ratio                               125.3%         128.4%     128.5%     131.0%     130.2%      155.5%    161.9%
Statutory surplus                                   $ 190,196      $ 175,335  $ 187,224   $172,713   $158,622   $ 134,432 $ 135,339


(1) Direct ratios represent the ratios of losses and expenses, before deducting reinsurance recoverables, to direct and assumed premiums earned, before reinsurance premiums ceded.


(2) Net ratios represent the ratios of losses and expenses, after deducting reinsurance recoverables, to net premiums earned, after reinsurance premiums ceded.


(3) Gives effect in all periods to the issuance of approximately 10,000,000 shares of common stock to eligible members. The 100,000 shares of common stock issued to ISMIE Indemnity Company are not considered outstanding for purposes of determining the per share amounts.


(4) ISMIE has designated its entire fixed maturity and equity security investment portfolio as "available for sale". Under FAS 115, members' equity reflects unrealized market appreciation or depreciation on these investments, net of deferred taxes thereon. For purposes of this calculation, the unrealized market appreciation or depreciation, net of deferred taxes, has been removed from members' equity.


(5) Represents the percentage of policyholders insured by ISMIE at the beginning of the year that continued to be insured by ISMIE at the end of the year.


(6) Represents the yield as determined for statutory reporting purposes which, for any period, equals annualized investment income, excluding realized capital gains or losses and net of expenses, divided by the average of beginning and ending cash and investments at statement value plus accrued investment income.


(7)      Represents the sum of the statutory loss and expense ratios.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

GENERAL

         The financial results for medical malpractice insurers are influenced by a number of factors, many of which are beyond ISMIE's control. These factors include, among other things, changes in frequency and severity of claims, changes in tort laws (tort reform), judicial decisions and changes in general economic conditions. The availability of medical malpractice insurance, or the industry's underwriting capability, is determined primarily by historical underwriting results, investment returns, available capital and the perception of adequate pricing.

         Historically, the financial performance of medical malpractice insurers has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions followed by periods of capital shortage and lesser competition. In a soft market, competitive conditions can result in premium rates and underwriting terms and conditions which may be below profitable levels. For a number of years, medical malpractice insurers in Illinois and elsewhere have faced a soft insurance market. We cannot be sure whether or when these conditions will improve.


         Our financial results in recent years have been influenced by a number of factors, including:


         - the need to institute premium discounts to compete effectively for business from physician groups;


         - reductions in the number of insureds as a result of stricter underwriting and increased competition;


         - claims trends and the timing of reported claims as a result of earlier tort reform efforts;


         - changes in reinsurance strategies designed to stabilize operating results and protect our surplus position;


         -        changes in our deferred income tax account; and


         - recent increases in the use of independent brokers to sell our coverages.

         PREMIUM TRENDS. The growth of managed healthcare and the consolidation of healthcare providers have led to major changes in the medical malpractice insurance industry, which we believe will continue in the future. Practice management organizations, hospitals, administrators of large group practices and other organizations increasingly influence the purchasing decision for the medical malpractice insurance coverages of their affiliated physicians. At the same time, the medical malpractice insurance market in Illinois has become even more competitive. In response to these challenges, ISMIE has designed and is marketing its Clinic Option program, which provides premium discount opportunities and risk management programs to physician groups with favorable loss experience. This has resulted in reductions in direct premiums written over the past three years. ISMIE expects that it will continue to offer experienced based discount programs in the future. We implemented a general rate increase of 12% in mid year 1998, targeted at those insureds with less favorable loss experience, which partly offset the impact of premium discounts. Earlier, we had increased our rates 9% in 1995, 15% in 1994 and 5% in 1993. Over the past three years, premium decreases also reflect reductions ranging from 2% to 6% in the number of insureds per year as a result of ISMIE's application of stricter underwriting criteria as well as increased competition.


         CLAIMS TRENDS. Our claims cost trends have improved in recent years following high claims costs in the early 1990's. Claims frequency increased significantly in 1995 just before passage of tort reform legislation in Illinois. We believe this earlier than expected surge of claims resulted in a corresponding reduction in reported claims for the next two years, particularly in 1996 when losses and loss adjustment expenses dropped to $105.4 million from $177.3 million in 1995 and our gross GAAP loss and LAE ratio dropped to 77.4% from 128.6%. Even though the Illinois legislation was subsequently reversed, we have continued to experience lower claims frequency as compared to historical patterns. It is uncertain whether this reduction in claims frequency will continue.


         REINSURANCE. Consistent with industry practice, we have traditionally reinsured a portion of our risks, ceding to reinsurers an agreed portion of the risk and paying to the reinsurers a premium based on the direct premiums received on the reinsured policies. We determine the nature and amount of our reinsurance based on our evaluation of the risks we have insured, consultation with our reinsurance brokers and consulting actuaries and market conditions. Our strategy is to obtain reinsurance to protect against unexpected increases in severity and frequency in any given year. From 1995 to 1997, as a result of improved operating results, we steadily increased our retention under our excess of loss reinsurance program from a retention level of $500,000 to $1 million per medical incident. For the policy year July 1, 1995 to June 30, 1996, we purchased reinsurance from Cologne Re (Dublin), which provided a combination of quota share and stop loss protection. We entered into the Cologne Re treaty after consulting with our internal and external actuaries. This treaty was designed to provide us additional protection against higher than expected claims frequency for the periods covered, such as that experienced in the first half of 1995, and reduce the impact of increased claims exposure as we increased our net retention levels under our excess reinsurance programs. We entered into similar treaties with Cologne Re for both the 1996/1997 and 1997/1978 policy years. During the period the treaties were in effect, we substantially increased our statutory surplus from $110.1 million to $178.4 million and our claims frequency improved significantly. Accordingly, we commuted the first two treaties and recovered cash of $81.1 million in 1997 and $79.1 million in 1998. There was no premium ceded to Cologne Re after June 30, 1998.


         DEFERRED TAX AMOUNTS. Our deferred tax assets and liabilities arise because of differences between the requirements of the tax laws and the recognition and measurement requirements of financial accounting standards. Deferred tax assets and liabilities are determined based on the differences between the tax and financial reporting bases of the assets and liabilities and are measured using the applicable tax rates in effect. The principal component of our total deferred tax asset relates to tax basis loss reserve discounting.
Note 4 of Notes to the Consolidated Financial Statements provides a summary of all the components of our deferred tax assets and liabilities. Under financial accounting standards, we are required to assess the need for a valuation allowance related to the deferred tax assets. A valuation allowance must be established if it is "more likely than not" that the deferred tax assets will not be realized. Future realization of deferred tax assets ultimately depends on sufficient taxable income over certain time periods.


         We established a valuation allowance of $14.4 million in 1995 based on our analysis of the future realization of the deferred tax assets at December 31, 1995. The valuation allowance was then reviewed and changed as follows for the years ended December 31, 1996, 1997 and 1998, respectively:


                                             Increase (Decrease)
                                           In Valuation Allowance
                                           ----------------------
                  1996                           $8,914,000
                  1997                          ($8,597,000)
                  1998                          ($4,901,000)



The establishment of the valuation allowance and subsequent changes to the balance had a significant impact on our income tax provision and net income for the years 1995 through 1998.


         Our analysis to determine the amount of the valuation allowance considered a number of sources of taxable income that, if available, provide evidence that supports the realization of the deferred tax assets. These sources were generally consistent each year and can be summarized as follows:


         -        Taxable income in prior carryback years.


         - Taxable income from reversals of existing taxable temporary differences.


         -        Expected future taxable income.

         In each of the years 1995 through 1998, the principal factor we considered when determining the balance of the valuation allowance was expected future taxable income. When we established the initial valuation allowance in 1995, we had experienced three consecutive years of pre-tax financial reporting basis losses and also net operating losses for tax purposes. Although these losses were caused by one-time events (principally reserve strengthening in 1993 and 1994 and the front loading of claims due to the passage of tort reform in Illinois in 1995), we believed at that time that there was uncertainty over the future realization of the deferred tax assets at December 31, 1995. In 1996, we reported significant improvement in our pre-tax financial reporting basis results, but continued to have a loss for income tax return purposes. The continuing income tax return loss was the principal negative evidence that contributed to the increase in the valuation allowance in 1996. For 1997 and 1998, we experienced positive pre-tax financial reporting basis results and also reported taxable income. These factors were considered in our analysis of our ability to produce future taxable income. This positive evidence was the principal reason we were able to reduce the valuation allowance in 1997 and 1998. For further information about our deferred tax assets and liabilities, see
Note 4 of Notes to the Consolidated Financial Statements.


         INCREASED USE OF BROKERS. The growth of managed healthcare and consolidation of healthcare providers have led to changes in how we market our insurance coverages. Historically, because of our relationship with the Medical Society, we did not rely on brokers to sell policies. Insurance sold to physicians insured through larger organizations is increasingly sold through brokers and our strategy is and will continue to be to strengthen our broker relationships to expand our business through programs such as the Clinic Option program. Independent brokers produce approximately 32% of our premiums written. Increased use of brokers will continue to increase marketing expense, but we will continue to utilize our rigorous expense controls which we believe have been successful to date.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998


         PREMIUMS. Direct premiums written decreased $3.8 million to $39.6 million for the three months ended March 31, 1999 from $43.4 million for the same period in 1998, due primarily to premium discounts associated with the conversion of group practices to the Clinic Option program plus a small decrease in the number of insured physicians. Net premiums earned increased $7.3 million to $35.8 million for the three months ended March 31, 1999 from $28.5 million for the same period in 1998. This increase was due to the reduction in ceded premiums associated with the termination of the quota share reinsurance program.


         NET INVESTMENT INCOME. Net investment income increased $0.6 million to $12.1 million for the three months ended March 31, 1999 from $11.5 million for the same period in 1998. Average invested assets for three months ended March 31, 1999 were 13.1% higher than the same period in 1998, due primarily to funds received from commuting a portion of the quota share reinsurance program. The overall pre-tax investment yield was 5.42% for the three months ended March 31, 1999, a decrease from a yield of 5.82% for the same period in 1998.


         LOSSES AND LAE. Losses and loss adjustment expenses, net of reinsurance, increased $7.3 million to $40.2 million for the three months ended March 31, 1999 from $32.9 million for the same period in 1998. The increase was due primarily to the reduction in losses ceded associated with the termination of the quota share reinsurance program in 1998. The net loss ratio decreased to 112.4% for the three months ended March 31, 1999 from 115.5% for the same period in 1998. The reduction in the net loss ratio was attributable primarily to a decrease in reported claims between these periods. Because of the reinsurance in place during this period, management believes it is also meaningful to examine the losses on our book of business by analyzing the direct loss ratio. The direct loss ratio for the three months ended March 31, 1999 and 1998 was 107.4% and 108.8%, respectively, attributable primarily to a general decrease in frequency of claims.


         OTHER OPERATING EXPENSES. Other operating expenses increased $0.7 million to $4.3 million for the three months ended March 31, 1999 from $3.6 million for the same period in 1998. This was due primarily to a $0.5 million decrease in the commission ceding allowance associated with the quota share reinsurance program. Commissions paid to brokers as a result of increased brokerage transactions increased somewhat for the first quarter in 1999 over the same period in 1998. We believe another meaningful way to compare our operating expenses is by looking at our direct expense ratio, before reinsurance transactions. On this basis, direct expenses were 10.3% for the three months ended March 31, 1999, up 0.9 percent from the 9.4% for the three months ended March 31, 1998.


         FEDERAL INCOME TAXES. Our income tax expense was approximately $0.1 million for the three months ended March 31, 1999 compared to a similar amount for the same period in 1998. The difference between the effective tax rate and the statutory rate relates principally to changes in the valuation allowance established for deferred tax assets. The valuation allowance represents that portion of the deferred tax assets for which it is more likely than not that a tax benefit will not be realized. For more information, please see "- General - Deferred Tax Amounts" above and Note 4 of Notes to the Consolidated Financial Statements.


         NET INCOME. Net income increased $0.1 million to $3.5 million for the three months ended March 31, 1999 from $3.4 million for the same period in 1998. The increase in net income primarily reflects an increase in net investment income, enhanced by an improvement in the combined ratio.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         PREMIUMS. Direct premiums written decreased $16.5 million to $179.7 million for the year ended December 31, 1998 from $196.2 million for the same period in 1997. This decrease was due primarily to premium discounts associated with the conversion of group practices to the

Clinic Option program. In addition, there was a small decrease in the number of insured physicians for the year. Net premiums earned increased $34.3 million to $132.0 million for the year ended December 31, 1998 from $97.7 million for the same period in 1997. This increase was due to the reduction in ceded premiums associated with our quota share reinsurance program.

         NET INVESTMENT INCOME. Net investment income decreased $1.3 million to $45.4 million for the year ended December 31, 1998 from $46.7 million for the same period in 1997. The overall pretax investment yield was 5.60% for the year ended December 31, 1998, a decrease from the yield of 6.07% for the same period in 1997.

         LOSSES AND LAE. Losses and loss adjustment expenses, net of reinsurance, increased $35.9 million to $153.7 million for the year ended December 31, 1998 from $117.8 million for the same period in 1997. The increase was due primarily to a reduction in losses ceded under the quota share reinsurance program in 1998. The net loss ratio decreased to 116.4% for the year ended December 31, 1998 from 120.6% for the same period in 1997. The reduction in the net loss ratio was attributable primarily to a decrease in reported claims between these periods. The direct loss ratio for the years ended December 31, 1998 and 1997 was 94.5% and 95.1%, respectively, attributable primarily to a general decrease in frequency of claims.


         OTHER OPERATING EXPENSES. Other operating expenses increased $5.3 million to $16.2 million for the year ended December 31, 1998 from $10.9 million for the same period in 1997. This was due primarily to a $0.5 million increase in commissions paid to brokers as a result of increased broker transactions, a $4.0 million decrease in the commission ceding allowance associated with the quota share reinsurance program and expenses of $0.7 million related to the proposed conversion of ISMIE to a stock company. These factors resulted in a 1.2 percentage point increase in the net expense ratio to 12.3% for the year ended December 31, 1998 from 11.1% for the same period in 1997. Our direct expense ratio, before reinsurance transactions, was 10.1% for the year ended December 31, 1998, up from 8.8% for the year ended December 31, 1997.


         FEDERAL INCOME TAXES. Our income tax benefit decreased approximately $2.9 million to $0.3 million for the year ended December 31, 1998 compared to $3.2 million for the same period in 1997. The difference between the effective tax rate and the statutory rate relates principally to changes in the valuation allowance established for deferred tax assets. The valuation allowance represents that portion of the deferred tax assets for which it is more likely than not that a tax benefit will not be realized. For more information, please see "- General - Deferred Tax Amounts" above and Note 4 of Notes to the Consolidated Financial Statements.


         NET INCOME. Net income decreased $5.7 million to $12.7 million for the year ended December 31, 1998 from $18.4 million for the same period in 1997. The decrease in net income primarily reflects an increase in net premiums earned, at a combined ratio greater than 100%, as a result of a reduction in ceded premiums under our quota share reinsurance program; a slight increase in the net expense ratio; and the decrease in our income tax benefit.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996
         PREMIUMS. Direct premiums written decreased $11.4 million to $196.2 million for the year ended December 31, 1997 from $207.6 million for 1996, due primarily to premium discounts related to the conversion of group practices to the Clinic Option program plus a small decrease in the number of insured physicians. Net premiums earned increased $11.9 million to $97.7 million for the year ended December 31, 1997 from $85.8 million for 1996, due to the reduction in ceded premiums associated with our quota share reinsurance program.


         NET INVESTMENT INCOME. Net investment income increased $0.3 million to $46.7 million for the year ended December 31, 1997 from $46.4 million for 1996. A decrease of approximately 4% in average invested assets between periods was offset by an increase in the overall pre-tax yield on investments to 6.07% for the year ended December 31, 1997 from 5.77% for 1996. The increase in yield resulted from a change in the portfolio composition that added relatively more investment grade corporate bonds in lieu of lower yielding U.S. treasury securities.


         LOSSES AND LAE. Losses and LAE, net of reinsurance, increased $12.4 million to $117.8 million for the year ended December 31, 1997 from $105.4 million for 1996. The increase resulted primarily from an increase in retention levels under our excess of loss reinsurance program, but was offset by a 4.5% decrease in reported claims. The net loss and LAE ratio decreased 2.2 percentage points to 120.6% for the year ended December 31, 1997 from 122.8% for 1996. The direct loss and LAE ratio for the year ended December 31, 1997 and 1996 were 95.1% and 77.5% respectively. The direct loss and LAE ratio in 1996 was 17.6% lower than in 1995 due to a one-time favorable effect of a reduction in claims reported during 1996 after a "frontloading" of claims experienced during 1995 immediately prior to the passage of tort reform legislation in Illinois.


         OTHER OPERATING EXPENSES. Other operating expenses increased $4.6 million to $10.9 million for the year ended December 31, 1997 from $6.3 million for 1996. This was due primarily to a $0.9 million increase in commissions paid to brokers as a result of increased broker transactions and a $3.3 million decrease in the commission ceding allowance associated with the quota share reinsurance program. These factors resulted in a 3.8 percentage points increase in the net expense ratio to 11.1% for the year ended December 31, 1997 from 7.3% for 1996. The direct expense ratio increased to 8.8% for the year ended December 31, 1997 from 7.4% for 1996.


         FEDERAL INCOME TAXES. The income tax benefit was $3.2 million for the year ended December 31, 1997 compared to income tax expense of $19.5 million for 1996. The difference between the effective tax rate and the statutory rate relates principally to changes in the valuation allowance established for deferred tax assets. The valuation allowance represents that portion of the deferred tax assets for which it is more likely than not that a tax benefit will not be realized. For more information, please see "- General - Deferred Tax Amounts" above and Note 4 of Notes to the Consolidated Financial Statements.


         NET INCOME. Net income increased $15.0 million to $18.4 million for the year ended December 31, 1997 from $3.4 million for 1996. The increase in 1997 resulted primarily from an increase in our income tax benefit to $3.2 million for 1997 in contrast to an income tax expense of $19.5 million in 1996. Items offsetting this increase were a realized investment loss of $0.4 million for the year ended December 31, 1997 as compared to a gain of $2.4 million for 1996 and a $4.6 million increase in other operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

         Our primary sources of cash are from insurance premiums, net investment income, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay claims, LAE, operating expenses, reinsurance premiums and taxes, and to purchase additional invested assets. Historically, we have been successful in timing the maturities of our fixed income investments to permit us to manage our cash flow and liquidity in order to meet anticipated short-term and long-term payment of obligations. We seek to maximize opportunities to earn interest on those funds that are not immediately required to meet our obligations.


         Prior to 1998, ISMIE's cash flow fluctuated due to reinsurance transactions. The largest cash outflow came from premiums paid for the purpose of quota share reinsurance program. Also, ISMIE made scheduled premium payments in each year, reflecting the additional premiums due above the deposits paid three years prior. Excluding these reinsurance transactions, ISMIE would have shown net cash provided by operating activities of $12.9 million, $14.6 million and $39.6 million for the years 1998, 1997 and 1996, respectively.


         In addition, effective July 1, 1998 ISMIE discontinued a reinsurance program with Cologne Re (Dublin) which provided a combination of quota share and stop loss protection. This program began July 1, 1995. ISMIE's improved surplus position, along with recent favorable trends in claims frequency, also enabled it to commute the first two years of this reinsurance program, thereby recovering cash of $81.1 million in 1997 and $79.1 million in 1998. The 1997/1998 treaty with Cologne Re remains in force.


         ISMIE invests primarily in government-backed securities, and securities that are A-rated or higher based on Standard & Poor's and Moody's rating systems. The average overall effective maturity of ISMIE's portfolio has consistently been slightly under five years, which approximates the anticipated turnover rate of its loss reserves. To further improve liquidity, ISMIE has maintained about 25% of its invested assets in U.S. treasury notes and short-term investments. See "Business--Investment Portfolio."

         Approximately 35% of our fixed maturity portfolio consists of mortgage-backed and other asset-backed securities. These securities are subject to prepayment risk and credit risk. During periods of declining interest rates, mortgage-backed securities may be prepaid and as a result we generally will be unable to reinvest the proceeds of any prepayment at comparable yields. Conversely, during periods of rising interest rates, prepayments are generally slow and mortgage-backed securities that have an amortized value that is less than par may incur a decrease in yield or a loss as a result of slower prepayments. Credit risk is the risk that the securities may suffer a default. We manage the prepayment risk of our mortgage-backed and asset-backed securities by concentrating those securities in fifteen year U.S. agency pass through securities which are inherently less volatile and have more stable average life and cash flow characteristics. We manage credit risk by investing only in mortgage-backed and asset-backed securities that are in U.S. agency securities or are AAA rated securities where we believe the risk of loss of principal due to borrower defaults is minimal. We do not own high risk mortgage-backed or other asset-backed securities. Since all of our holdings are AAA rated, and short to intermediate duration securities, we believe our mortgage-backed and other asset-backed securities are readily marketable.


         As a holding company, Holdings' assets will consist primarily of the stock of ISMIE. The principal source of funds for Holdings will be dividends from ISMIE and proceeds, if any, from the issuance of debt and equity securities. ISMIE is and will be restricted by Illinois law in the amount of dividends it can pay in relation to earnings or surplus, without consent of the Illinois Insurance Department. ISMIE may pay dividends in any year, without regulatory approval, to the extent of the greater of (1) 10% of its statutory capital and surplus at the end of the preceding year or (2) its net income for the preceding year. If ISMIE had been a stock insurance company on December 31, 1998, the amount of dividends it would have been permitted to pay during 1999 without approval from the Illinois Insurance Department would have been approximately $18 million.


         Based on historical trends, market conditions and its business plan, we believe that our sources of funds will be sufficient to meet our liquidity needs in the foreseeable future. However, because economic, market and regulatory conditions may change, we cannot be sure that our sources of funds will be sufficient to meet these liquidity needs. Also, our short-term and long-term liquidity needs may vary because of the uncertainties regarding the timing of claims settlement.

EFFECT OF INFLATION

         The primary effect of inflation on us relates to pricing and estimating reserves for unpaid losses and LAE for claims in which there is a long period between reporting and settlement, such as medical malpractice claims. The actual effect of inflation on our results cannot be accurately known until claims are ultimately settled. Based on actual results to date, we believe that loss and LAE reserve levels and our rate making process adequately incorporate the effects of inflation.

YEAR 2000 ISSUES

         We have completed our assessment of all internal information technology systems that we believe could be significantly affected by the Year 2000 issue. In February 1998, we completed the installation of new systems to handle our policy processing requirements. We believe that these systems are Year 2000 compliant because these systems are currently processing new business and policy renewals with an effective date in 1999 and expiration date in the year 2000. We installed our claims processing system in 1989 and designed it with a four digit year code field. Testing of the claims processing system is ongoing to verify the system's overall Year 2000 compliance. We purchased our financial and accounting systems from third party vendors. We have received vendor certification that the financial and accounting systems are Year 2000 compliant. Completion of the user testing phase for all significant systems is expected by mid-September, with all remediated systems fully tested and implemented by the end of September. We expect to complete all phases of our Year 2000 efforts by October 31, 1999.


         We are gathering information about the Year 2000 compliance status of its significant vendors and suppliers. We have received written certification from approximately 95% of our vendors, service providers, brokers and other business partners certifying as to the status of their Year 2000 compliance readiness. We are not aware of any vendor or supplier with a Year 2000 compliance problem that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of ensuring that those vendors or suppliers will be Year 2000 compliant. The inability of vendors or suppliers to complete their Year 2000 resolution process in a timely fashion could materially and adversely impact our operations, liquidity or capital resources.


         We are utilizing internal and external resources to reprogram or replace, test, and implement the software modifications for Year 2000 compliance. We have incurred costs to date of approximately $80,000 and costs are estimated to be less than $175,000 through the end of the project, which is targeted for October 1999. These costs do not include expenditures associated with installing new or upgraded systems as part of our ongoing efforts to maintain and upgrade our information technology. We have considered these costs in preparing our capital and operating budgets. Year 2000 compliance costs are being expensed as they are incurred. We cannot be sure, however, that efforts will be completed within these estimated costs and time periods. See "Risk Factors -- If our computer systems or those of our vendors and suppliers do not work properly after December 31, 1999, our operations will be disrupted."


          We may also be adversely affected if Year 2000 issues result in additional claims being made against our insureds. While we believe that our risk of loss from Year 2000 issues is not extensive because of the relatively small number of exposures that likely would be impacted by the Year 2000, we cannot be sure about the degree of liability we might face because of those claims.

RECENT ACCOUNTING PRONOUNCEMENT NOT YET ADOPTED

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was to be effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of this statement to fiscal years beginning after June 15, 2000. Adoption of this statement is not expected to have a significant impact on our financial position or results of operations because we do not engage in any significant derivative or hedging activities.

                                    BUSINESS

OVERVIEW

         Founded by the Illinois State Medical Society in 1976, ISMIE is the largest provider of medical malpractice insurance in Illinois and is the eleventh largest provider of medical malpractice insurance in the United States based on direct premiums written. We currently insure approximately 8,800 Illinois physicians who practice alone or in medical groups, clinics or other healthcare organizations. In addition, we offer insurance coverage to approximately 775 corporate and partnership entities as well as a variety of other healthcare providers.


         For the three months ended March 31, 1999 our total revenue was $48.1 million and our net income was $3.5 million. As of March 31, 1999, we had $1.22 billion of total assets, no debt outstanding and $237.8 million of total equity. In 1998, A.M. Best upgraded our insurer financial strength rating to "B++ (Very
Good)."


         Medical malpractice insurance, or medical professional liability insurance, insures the physician or other healthcare provider against liabilities arising from the rendering of, or failure to render, professional medical services. Under the typical medical malpractice insurance policy, the insurer also defends the insured against potentially covered claims. Based on data compiled by A.M. Best, total medical malpractice premiums in the United States in 1997 exceeded $5.7 billion. In Illinois, the fourth largest market for medical malpractice insurance based on premiums written, approximately $393.0 million of medical malpractice premiums were written in 1997 by licensed insurance companies. Our share of the medical malpractice premiums written in Illinois in 1997 by licensed insurance companies was approximately 50%. For the last five years, on average, we have had a policyholder retention rate in excess of 90%.


HISTORY AND STRUCTURE


         ISMIE is an Illinois reciprocal insurance exchange organized in 1976 by the Medical Society to provide medical malpractice insurance to its physician and other healthcare provider members. A reciprocal insurer is an insurance company similar to a mutual insurance company but without corporate form. Like a mutual company, a reciprocal is organized and operated for the benefit of its members. Members of a reciprocal insure one another through a commonly appointed attorney-in-fact, and the company generally is not operated for profit. Earnings that ISMIE has generated through its history have been used to increase its surplus, thereby increasing its capacity to write more business and absorb losses. ISMIE was organized with capital contributed by members in the form of guaranty fund certificates. These certificates were redeemed before 1989.


         The business of ISMIE is managed by its Board of Governors and by its attorney-in-fact, Illinois State Medical Insurance Services, Inc., or ISMIS. ISMIS was formed in July 1998 and is owned by ISMIE. Before July 1998, the attorney-in-fact for ISMIE was a company owned by the Medical Society. ISMIE plans to contribute the stock of ISMIS to Holdings just before the conversion. After the conversion, ISMIS will continue to perform service functions for ISMIE as a subsidiary of Holdings.


         Holdings is a new Delaware corporation formed to be the publicly held holding company for ISMIE after the conversion. Holdings was organized in April, 1999 and has no operating history. Our principal executive and business offices are located at 20 North Michigan Avenue, Suite 700, Chicago, Illinois 60602-4890, and our telephone number is (312) 782-2749.


         Since its organization in 1976 by the Medical Society, ISMIE and the Medical Society have enjoyed a mutually beneficial relationship which has cultivated the loyalty of Illinois physicians to ISMIE. We believe that our leading market share for medical malpractice insurance in Illinois is due in large part to the loyalty of our insured physicians. Over the past five years, on average, we have had a policyholder retention rate in excess of 90%. We attribute this loyalty to:

         - the high quality, personalized "Physician-First Service" we provide;

         -        our traditional focus on the physician marketplace;

         - our commitment to protecting the reputation of our insureds and our aggressive defense of claims;

         -        our financial stability;

         - our ability to customize product features and programs to fit the needs of different customers; and

         - our close relationship with the medical community, including our longstanding relationship with the Medical Society.

BUSINESS STRATEGY

         We believe that the growth in managed healthcare and the emergence of multi-state integrated healthcare providers and delivery systems will lead to major changes in the medical malpractice insurance industry. We have adopted a strategy which we believe will enable us to compete effectively, improve profitability and create long-term growth, while maintaining consistent coverage and market presence. Our strategy is to:


         - maintain our strong relationship with our policyholders and continue to provide superior service;


         - expand geographically by increasing the number of states in which we write policies;


         - improve product offerings to include hospital coverage, our "Physician Business Practice Liability (E&O/D&O)" insurance, workers compensation insurance and employment practices liability insurance;

         - respond to market changes, including strengthening our relationships with independent brokers and agents in order to expand our Clinic Option program, while continuing to expand our direct relationships with individual policyholders;

         - maintain underwriting discipline in order to emphasize profitability rather than premium volume;

         -       maintain operating expense below the industry average;

         -      continue to improve our financial ratings; and

         - pursue acquisition and consolidation opportunities relating to our core insurance business.


         As part of this strategy, we have undertaken the conversion. We believe that the conversion will improve our ability to achieve our strategic goals by providing us:


         -        greater operating flexibility;


         - access to the capital markets and opportunities to use our stock for acquisitions; and


         - a form of organization that has a higher degree of regulatory certainty than we have as a reciprocal insurance exchange.

         To implement our strategy, we have taken the following steps:

         MAINTAIN RELATIONSHIPS. To help assure a continued close relationship with our policyholders and with the Medical Society, we intend to continue to provide the superior service which we believe has fostered those relationships. See "--Relationship with the Medical Society" and "Management -- Related Party Transactions."


         GEOGRAPHIC EXPANSION. To initiate our geographic expansion beyond Illinois, we have entered into a fronting relationship to write business in other states. "Fronting" is a reinsurance arrangement where one insurance company issues policies to specified insureds and then reinsures all or substantially all of the risks on the insurance to another insurance company for a fee or a portion of the profits on the business. This is a first step toward our goal of expanding into the neighboring states of Wisconsin, Iowa, Missouri, Kentucky, Indiana and Michigan. Eventually, we intend to become a fully admitted carrier in these and possibly other states.


         IMPROVED PRODUCT OFFERINGS. We are in the process of expanding our product offerings to include employment practices liability, hospital affiliated staff medical malpractice liability and workers compensation insurance. We intend to market these products aggressively.


         In 1998, we began a one year pilot program in conjunction with the Illinois Provider Trust, an organization managed by a subsidiary of the Illinois Hospital and Healthsystems Association, or the IHHA, which provides hospital malpractice coverage for its members. Under this program, we offer a combined hospital and affiliated professional staff medical malpractice liability insurance program at three Illinois hospitals. We believe that programs like this represent an increasing share of the market for malpractice insurance and provide us with a significant area for future growth. See "Business -- Products -- IPT Pilot Program."


         Additionally, we recently began a relationship with the IHHA where the Illinois Compensation Trust, another organization managed by a subsidiary of the IHHA, acts as the managing general agent to administer a workers compensation product marketed to physicians and physician organizations. ISMIE acts as both a direct insurer and a reinsurer in this program.
See "Business -- Reinsurance -- Reinsurance Assumed."


         EXPANSION OF OUR CLINIC OPTION PROGRAM AND STRENGTHENING BROKER RELATIONSHIPS. We believe that the growth in managed healthcare and the emergence of multi-state integrated healthcare providers and delivery systems will lead to major changes in the medical malpractice insurance industry. Practice management organizations, hospitals, administrators of large group practices and other organizations increasingly influence the purchasing decision for the medical malpractice insurance coverages of their affiliated physicians. As the consolidation of healthcare providers continues, the number of physicians insured through these organizations will increase. We believe that these organizations increasingly will seek well-capitalized medical malpractice insurers that can provide a full range of products and a high level of service.


           In response to these challenges, we have designed and are marketing our Clinic Option program, which provides discount opportunities and risk management programs to physicians groups. We began our Clinic Option program in 1992. It has expanded steadily since then and now covers approximately 34% of all policyholders. Historically, because of our relationship with the Medical Society, we have not relied on brokers to sell policies. However, we believe that insurance sold to physicians insured through larger organizations increasingly will be sold through independent brokers An important part of expanding business through programs such as the Clinic Option program is strengthening our relationships with independent brokers. As part of our effort to foster relationships with brokers, we are now beginning to align our broker commissions with market levels.


         MAINTAINING UNDERWRITING DISCIPLINE. Our experience with, commitment to and focus on medical malpractice insurance for over 20 years has allowed us to develop a strong knowledge of the market and to build an extensive data base of medical malpractice claims experience. We take advantage of this specialized expertise in medical malpractice insurance to set premiums that we believe are appropriate for exposures being insured. We have also adopted more prospective underwriting guidelines that apply to insureds with evolving adverse loss experience. This enables us to provide lower premiums or pricing for those insureds who have the best loss experience, and minimize the propensity for adverse selection within the insured base. As we expand our business, we intend to maintain underwriting discipline and emphasize profitability over premium growth.


         CONTROL OF OPERATING EXPENSES. ISMIE's net expense ratio, defined as other operating expenses as a percent of net premiums earned, has ranged from 7% to 12% over the last five years, remaining consistently below the industry average for medical malpractice insurers, which management estimates ranged from 15% - 18% for the same period. Although increased use of brokers in writing group business has led to an increase in operating expenses, we will continue to utilize the rigorous controls which have proved successful to date. We believe we will be able to improve operating efficiencies if we achieve our business strategy through the conversion.


         IMPROVE STRONG FINANCIAL RATINGS. Our traditional goal has been to continually improve our strong financial ratings through steady performance. We believe that the conversion will provide us with increased corporate flexibility and greater access to capital, and as a result will help us to improve our financial ratings.


         PURSUE STRATEGIC ACQUISITION OPPORTUNITIES. We believe that the conversion will better position us to make strategic acquisitions by providing greater access to capital as a source of financing and creating a stock acquisition currency. We believe that consolidation will continue in the medical professional liability insurance industry and that opportunities to make strategic acquisitions may arise which could provide an effective way to expand our business, product offerings and geographic scope.

PRODUCTS

         ISMIE underwrites professional and related liability policy coverages for physicians, physician medical groups and clinics, associated healthcare professionals and other providers in the healthcare industry. Our principal products are discussed below.

         PHYSICIAN AND MEDICAL GROUP LIABILITY. ISMIE offers coverage for both physicians who are sole practitioners and those who are part of a medical group or clinic. The policy issued to physicians and medical groups or clinics includes:

         - coverage for professional liability which arises out of medical practice;


         - a limited defendant reimbursement benefit which is payable for attendance at certain depositions and trial; and


         - a limited legal expense reimbursement benefit for proceedings brought by a governmental disciplinary board.


 Professional liability insurance provides protection against the liability of physicians and their employees arising from an error in the diagnosis or treatment of a patient's condition.


         We issue our professional liability coverages primarily on a "claims made" basis. We provide coverage for claims reported to us during the policy period arising from incidents that occurred on or after the retroactive date contained in the policy. We also offer "tail coverage" for claims reported after the expiration of the policy for occurrences during the coverage period. The price of the tail coverage is based on the length of time the insured has been covered under ISMIE's claims made form. We provide tail coverage without additional charge for insured physicians who die or become totally disabled during the coverage period of the policy and those who retire from the practice of medicine after having been insured by ISMIE for at least sixty consecutive months and who are also at least 55 years old. As of July 1, 1999, free retirement tail coverage will be granted at any age, as long as the insured physician has been insured with ISMIE for 10 years.


         For individual physicians, we offer limits of insurance up to $2.0 million per person, with an aggregate policy limit of up to a $4.0 million per person for all claims reported for each calendar year or other 12-month policy period. The most common limit is $1.0 million per claim or occurrence, with a $3.0 million aggregate policy limit. The defense reimbursement benefit for governmental disciplinary proceedings is $25,000.


         Our Clinic Option program provides various discount opportunities and effective risk management programs to groups of physicians. Tail coverage is available to physicians under the Clinic Option on the same basis as it is to all of our insureds. Under the Clinic Option program, practice groups are underwritten on a group basis instead of on a per physician basis. This allows for experience rating. The Clinic Option program provides economies of scale for both the physicians and for ISMIE by permitting underwriting and pricing considerations to be made on a collective basis. Through the Clinic Option program, ISMIE is able to offer competitive pricing while striving to maintain underwriting discipline. Additionally, development of the Clinic Option program has allowed us to maintain our relationship with physicians regardless of changes in the way they organize their practice.


         The Clinic Option limits are $1.0 million or $2.0 million per person with a shared annual aggregate limit based on the number of physicians in the group. The shared annual aggregate limit under the Clinic Option program is generally less than the accumulated aggregate limit would be for a group of doctors insured individually. At $1.0 million per person limits, the ratio of the shared annual aggregate limit to the number of physicians in a group ranges from 2.50 for a group of two physicians to .86 for a group of ninety-nine physicians. At $2.0 million per person limits, the ratio ranges from 3.00 for a group of two to .91 for a group of ninety-nine. These ratios decrease as the number of physicians in a group increases beyond ninety-nine.


         To date, substantially all of our premiums have been generated by physician and medical group liability insurance.


         OTHER COVERAGES. Other coverages, some of which we believe offer the opportunity for significant growth, include the following:


         - IPT PILOT PROGRAM. We recently began a one year pilot program in conjunction with the Illinois Provider Trust, an organization composed of 38 Illinois hospitals which is managed by a subsidiary of the IHHA, to offer a combined hospital and affiliated professional staff medical malpractice liability insurance program at one Illinois hospital. Due to the success of this venture, we have expanded this pilot program to other hospitals within Illinois.


         - ICT PROGRAM. Earlier this year, we entered into a reinsurance treaty with the Illinois Compensation Trust, another organization managed by a subsidiary of the IHHA, under which the Illinois Compensation Trust would act as the managing general agent to market a workers compensation product to physicians and physician organizations. ISMIE would act as both a direct insurer and a reinsurer under this proposed program. See "Business -- Reinsurance -- Reinsurance Assumed."


         - HEALTHCARE PROVIDER LIABILITY. We offer our professional liability insurance to a variety of specialty provider organizations, including outpatient surgery centers, hemodialysis laboratories and associated healthcare professionals. These policies include the standard professional liability coverage provided to physicians and medical groups. The policies generally are issued on a claims made basis with the limits of liability up to those offered to larger medical groups. The limits of coverage under our healthcare provider policies are between $1.0 million and $2.0 million each person, with a $3.0 million to $4.0 million aggregate policy limits.


         - PHYSICIAN BUSINESS PRACTICE LIABILITY (E&O/D&O). In 1995, we introduced a policy that provides coverage for liability arising out of the conduct of an insured's business operations and for liability of directors and officers of an organization. We designed the Physician Business Practice Liability (E&O/D&O) product to address the need for coverage in activities such as utilization review, credentialing, peer review, quality assurance and other aspects of delivering health care services in a managed care environment. In addition, the product includes coverage for the liability of directors and officers. We generally issue these policies on a claims made basis. The limits of coverage under these policies issued by ISMIE are between $1.0 million and $2.0 million.

         - EMPLOYMENT PRACTICES LIABILITY INSURANCE. Together with NAS Insurance Services, an underwriting manager for Lloyds of London in the United States, we provide employment practices liability insurance to physicians and physician organizations and hospitals. Employment practices liability insures the employer for suits brought by employees for wrongful termination, harassment, and discrimination claims. The limits of coverage range from $100,000 to $1.0 million per occurrence.

         - JOINT HOSPITAL RISK MANAGEMENT PROGRAMS. In 1990, we entered into a joint program with a Chicago hospital on a pilot basis under which ISMIE insureds who were members of the medical staff were eligible for premium discounts. These premium discounts were based on mandatory participation in risk management, as well as participation in a joint defense program.


                  Based upon the success of this initial joint program, other hospital medical staffs requested participation in a joint program with ISMIE. In 1995, we began joint programs with two other Chicago-area hospitals. In 1996, we added two downstate hospitals and a physician-hospital organization. We now have 10 similar programs in operation, affecting over 600 physician policyholders.

                  Each of these joint programs has varying discount levels, depending on whether they require risk management participation of members and their participation in a joint defense program. Although not all programs have agreed to joint defense, all of the joint programs have mandatory risk management participation as an element of the program.

MARKETING AND POLICYHOLDER SERVICES

         We employ several strategies for marketing our products and providing policyholder services. We market our products to physicians, physician groups, group managers and other key decision-makers within a group principally through recommendations from our large existing policyholder base, advertisements in medical journals and other publications, seminars on healthcare and risk management topics for physicians, and direct mail solicitation.


         As part of our marketing and service efforts, we also maintain the ISMIE network of physician policyholders at most hospitals in Illinois. We developed the ISMIE network in the mid-1980's to promote personal physician representation of ISMIE at the hospital level and to foster advocacy and communication between ISMIE and its policyholders. Currently, the ISMIE network has approximately 180 physician representatives. These ISMIE representatives are physicians at each hospital who have volunteered to be a local informational liaison between their colleagues and ISMIE. They maintain an awareness of new and existing ISMIE products and programs and assist in keeping their local physician colleagues up-to-date regarding them. In addition, they are asked to report back to ISMIE any questions or concerns that policyholders have. ISMIE uses this information to identify and address policyholder concerns.


         In addition to these direct marketing channels, we sell our products through independent brokers who currently produce approximately 32% of our direct premiums written. Larger physician groups and clinics frequently prefer brokers over direct solicitation when they purchase professional liability insurance, and we believe that our broker relationships are important to our ability to grow in that market segment.

         The following pie chart summarizes our physician and medical group professional liability direct premiums written for the year ended December 31, 1998:


                            [Pie Chart]
                   [Sole Practitioner Physicians     41.6%
                    Groups with less than 10         43.6%
                    Groups with more than 10         14.8%]



         Over the past five years, direct premiums written attributable to sole practitioner physician members decreased slightly from 44.9% at December 31, 1993 to 41.6% at December 31, 1998. Group coverage increased proportionately. Over this period, direct premiums written under our Clinic Option program increased steadily from 3% at year end 1993 to over 28% at year end 1998.


         We regularly provide account information to all insureds and maintain relationships with all policyholders insured by ISMIE. Each insured has a designated client service representative who can answer most inquiries and, in other instances, can provide the insured with immediate access to the person with expertise in a particular department. For larger physician group and clinics, we have a service team composed of underwriting, risk management and claims management representatives, each of whom the policyholder may contact directly for prompt response.

         In addition, through a formal outreach program, we present seminars and communication forums at the local level. Through this program, our representatives present workshops and exhibits during various specialty and other healthcare related organization meetings. This provides an effective communication vehicle for information about our products and services.

PREMIUM RATES AND DISCOUNT PROGRAMS

         Through our own actuarial staff and independent actuaries, we establish rates and rating classifications for our insured physicians and clinics. Rates are based on loss and LAE experience that ISMIE has developed since 1976. Based on our large policyholder base and the length of time we have been in business, we believe we have established the largest database of experience of any professional liability insurer in Illinois. ISMIE has various rating classifications based on medical specialty, practice location, years in practice and limits of coverage. We also offer various discount programs, including discounts for part-time practice, newly practicing physicians, loss free physicians based on number of years without losses, and group practice. Approximately 70% of all of our active policyholders currently qualify for the loss free discount. Additional discounts are available to qualifying groups based on favorable loss experience through the Clinic Option program. Risk management discounts are awarded to qualified insureds who attend risk management programs. Surcharges and debit charges may also be given to insureds based on unfavorable loss experience.


         We set rates annually and file them with the Illinois Insurance Department. We implemented general rate increases of 12% in 1998, 9% in 1995, 15% in 1994 and 5% in 1993. Where warranted by favorable loss experience, changes were made to discount programs to offset a portion of the rate increase. These rate actions did not have a material effect on policyholder retention.

         ISMIE has not paid dividends to its policyholders since 1991. We believe that policyholders prefer receiving premium credits through discounts rather than receiving dividends. We also believe that discounts are a better way to provide rewards for favorable loss experience of an insured.

UNDERWRITING

         Our underwriting division is responsible for the evaluation of applicants for professional liability and other coverages, the issuance of policies and the establishment and implementation of underwriting standards for all of our coverages. In addition, the division provides extensive support for our marketing activities, including sales presentations to both existing and prospective policyholders, outreach activities and policyholder services. See "-- Marketing and Policyholder Services."

         Our underwriting division consists of thirty professional and support staff. All of the professional staff is involved in underwriting professional liability coverage for physicians and their employees. However, a select number specialize in underwriting employment practices liability insurance and the Physician Business Practice Liability (E&O/D&O) product.

         We follow strict procedures for the issuance of all professional liability policies. We require each applicant or member of an applicant medical group to provide proof of medical licensing and complete a detailed application that provides a personal and professional history, the type and nature of the applicant's professional practice, information relating to specific practice procedures, hospital and professional affiliations and a complete history of any prior claims and incidents.


         We perform a continuous process of re-underwriting our insureds. We develop information concerning physicians with large losses, a high frequency of claims or unusual practice characteristics is developed through online claims and risk management reports.

Beginning in 1999, we plan to send current practice questionnaires to approximately one-third of our insureds each year. Each insured should receive a current practice questionnaire approximately every three years. These questionnaires will request information similar to that submitted in connection with the original application for insurance. We designed the questionnaires to detect any changes in the specialty or practice characteristics of the physician that may require a higher or lower premium rate or possible removal from the program.


         The underwriting division is assisted by the Physician Review and Evaluation Panel (PREP) which is composed of nine practicing physicians who are insured by ISMIE. Members of PREP are not employed by us, but receive compensation for their services on the panel. PREP provides medical expertise to the underwriting process. The panel meets monthly and reviews underwriting profiles which include information regarding practice patterns and relationships, overall loss experience, details of significant claims, loss ratios and frequency ratios. A review by PREP may result in mandatory risk management, continuing medical education, coverage restrictions, surcharges or non-renewal. Physicians have the right to seek reconsideration of some actions by PREP. We have found that physician input in the underwriting process is often helpful in fairly judging exposure to malpractice risk and improving the practice characteristics of the insured.

RISK MANAGEMENT SERVICES

         The risk management department provides a variety of educational activities for all policyholders in an effort to minimize and prevent losses and supplement our marketing efforts. Activities are directed in three general areas: those that are of general interest to all policyholders, those issues that are specialty-specific, and activities designed as remedial education for identified policyholders.

         Among the general interest activities are:

         - risk management seminars for both physicians and their office staffs that we conduct throughout Illinois;

         - self-study programs designed to educate physicians in risk management principles;

         - audio and videotapes on risk management topics and litigation support; and


         - written pamphlets and brochures that address general and specific risk management topics.

         Specialty-specific activities are identified and designed by designated subcommittees composed of physicians in the designated specialty areas. By reviewing specialty-specific claims, these subcommittees develop educational materials, including seminars, pamphlets and advisories to help each policyholder evaluate and implement risk management activities that are designed to address their specific practice needs.

         We also make available educational activities to policyholders who require assistance in specifically identified areas. Among these activities are:


         - on-site office assessments, with specific recommended improvement strategies;


         - small group workshops designed to address general, as well as specific problem areas; and


         - access to other general interest materials that are designated to be helpful to the individual policyholder.


         Many of our educational programs have been approved for continuing medical education credit, which is required for renewal of medical licenses in Illinois.

CLAIMS

         Our claims department is responsible for:


         -        selecting and assigning defense counsel;
         - establishing injury estimates which we use in developing reserves for loss and LAE, directing the defense of each claim while weighing objective and subjective issues to establish settlement values; and
         - negotiating settlements while directing the claim in preparation for trial.

Under most of our policies, except Physician Business Practice Liability (E&O/D&O) policies, we are obligated to defend our insureds. In almost all cases, the person bringing the claim against the physician is already represented by legal counsel when the claim is reported to us.

         Our claims department consists of approximately 50 technical and management personnel, plus support staff. These personnel are responsible for all aspects of claims handling and coverage analysis from initial reporting through appeals of verdicts. We have an experienced claims staff which is able to handle all claims without using independent adjusters. Experience shows that the longer a claim goes unsettled, the more likely a loss will be paid. Therefore, ISMIE places a priority on resolving claims as early as possible.

         One distinct feature of our claims department is our "Physician-First Service" program through which we strive to develop a high degree of involvement and interaction with our policyholders. We encourage insured physicians to remain actively involved in their claims throughout the legal discovery process in addition to the trial. We believe that a physician's close involvement not only benefits the physician during the claims process but also leads to a more efficient and successful disposition of the claim. To further encourage this involvement, we provide a "defendant reimbursement" stipend for each day of attendance at depositions or other discovery and at trial.

         Medical malpractice claims often involve highly complex medical and legal issues which take a significant amount of time to resolve and often carry severe damages. The sensitive nature of these claims requires an open-minded professional approach to claims disposition. We believe that we have developed a reputation for aggressively defending our insureds against nonmeritorious claims. Over the past five years, ISMIE has taken more than 10% of claims to verdict and has won 80% of these claims. During this period, nearly 80% of all the claims against ISMIE insureds have been resolved with no payment made. Each claim, when received, is viewed as neutral. The claims department works to develop facts to move the claim into a "defend" or "settle" category as soon as possible. Our desire is to settle cases that should be settled as early in the claims process as possible. A system of ascending authority levels ensures that the more serious claims receive multiple reviews. We also maintain a special unit of claims personnel to work with insured physicians to help resolve patient conflicts early to avoid litigation where possible.


         A special Physician Review Committee or PRC, encompasses a large variety of specialties and is composed of nine voting members and approximately twenty consulting members. The PRC makes each decision to defend or settle a claim. Each member of the PRC must have previously been through the professional liability litigation process. The PRC is appointed by the ISMIE Board of directors based upon recommendations submitted by the claims department. A significant number of the PRC members have developed several years of experience reviewing claims. All claims involving settlement and all claims taken to verdict are reviewed by the PRC. As soon as sufficient information is developed to establish a "defend" or "settle" posture, the claim handler submits the case to the PRC with detailed information about the claim which specifically includes the claim handler's recommendation, the defense attorney's recommendation and the insured physician's recommendation. If the insured disagrees with the PRC's decision, the insured physician may meet with the PRC to discuss the case and the PRC's decision. This doctor to doctor interaction has helped us develop a strong loyalty among our policyholders.

         Litigation defense is provided almost exclusively by private law firms with lawyers whose primary focus is defending malpractice cases. ISMIE maintains a database to track and analyze trends in our claims experience and to assess the rates, cost and other performance data of our defense counsel. Our ongoing, high volume relationships allow us to work more closely and efficiently with defense counsel and insureds to provide the best defense possible while maintaining consistency in results at a reasonable cost.

         We monitor the ongoing satisfaction of our insureds through a series of claims monitoring surveys. These surveys allow us to promptly address developing problems on specific cases and also to ensure that our policies and procedures continue to address our customer's concerns. To ensure that we maintain our strong market presence and customer satisfaction, every claim that is filed receives three monitoring surveys during the pendency of the claim. These surveys are generally conducted 45 days after the claim is filed, after the decision to "defend" or "settle" has been reached, and after a claim is closed.

LOSS RESERVES

         We establish our loss and loss adjustment expense reserves based on known facts and our interpretation of circumstances, including our experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions. For claims-made policies, reserves apply only to claims that have been reported during the period that coverage has been granted. We establish reserves for claims under claims-made policies at the time the claim is reported to us. For "tail coverage," which is available under an extended reporting endorsement feature of the policy, an estimate of possible future claims needs to be made as well. In addition, we establish reserves on an ongoing basis to fund the issuance of free tail coverage. While historical experience is helpful in determining loss trends, each case is unique and the outcomes can vary substantially from any pattern derived. Therefore, ISMIE attempts to record reserves based on its best estimate of future losses and expenses from claims. Nevertheless, we cannot be sure whether the reserves recorded will ultimately be adequate to cover the losses from claims.


         Adding to the uncertainty in establishing loss reserves is the fact that medical malpractice claims can typically take several years to close. In fact, more than 45% of ISMIE's direct loss reserves as of December 31, 1998 were related to losses incurred in 1995 or earlier. The majority of unfavorable loss development prior to 1995 related to underestimated exposure under occurrence policies, which we wrote until 1986. As of December 31, 1998, there remained $46 million, or about 5% of total reserves, in estimated unpaid losses and LAE applicable to occurrence policies written prior to 1986.


         The setting of loss reserves involves a projection of ultimate losses, developed through an actuarial study of ISMIE's claims history and an assessment of economic trends. We also consider the injury estimates established by the claims analysts and the liability assessment of the PRC. Actuaries rely heavily on historical trends, but also consider any changes in economic and legal conditions. As additional information becomes available, we may revise estimates reflected in earlier reserve projections. Any increase to previously set reserves could reduce our earnings for the period in which the increase is made.


         External factors, such as judicial precedents, social temperament and economic conditions increase the uncertainties associated with estimating ultimate losses. The inherent uncertainty of estimating reserves is relatively greater for companies like ours writing long-tail casualty insurance, due primarily to the greater length of time before ultimate claims resolution.


         ISMIE uses both its internal actuarial staff and independent actuaries to establish its reserves. ISMIE's independent actuaries review reserves for losses and LAE at the end of each policy year and prepare a report that includes a recommended level for reserves. ISMIE considers their recommendations, along with other factors, when determining reserve levels. Between reserve studies, ISMIE continues to monitor trends in frequency and severity, settlements, judicial and legislative decisions, etc. in order to refine estimates and keep them current.

         The following table shows our loss reserve experience and sets forth a reconciliation of beginning and ending reserves for unpaid losses and LAE for the periods indicated:



                                                           Three Months Ended
                                                             MARCH 31, 1999                 YEAR ENDED DECEMBER 31
                                                             --------------                 ----------------------
                         (in thousands)                   1999            1998         1998         1997          1996
                                                          ----            ----         ----         ----          ----
Reserves for losses and LAE at beginning of             $895,275        $946,082     $946,082     $980,217    $1,021,647
period
Less reinsurance recoverables                            221,759         331,857      331,857      395,104       362,978
                                                         -------         -------      -------    ---------     ---------
Net reserves for losses and LAE at beginning of          673,516         614,225      614,225      585,113       658,669
period                                                   -------         -------      -------    ---------     ---------

Provision for losses and LAE for claims, net of reinsurance, occurring in:

         Current period                                   40,221          32,884      163,962      121,912        99,373
         Prior periods                                         0               0      (10,302)      (4,096)        6,030
                                                        --------        --------      -------- -----------      --------
         Total incurred losses and LAE                    40,221          32,884      153,660      117,816       105,403
                                                          ------          ------      -------    ---------      --------

Effect of commutation                                          0               0       79,130       81,080             0

Less loss and LAE payments for claims, net of reinsurance, occurring in:

         Current period                                       16              10        4,379        6,436         3,449
         Prior periods                                    35,542          43,533      169,120      163,348       175,510
                                                          ------          ------      -------      -------       -------
         Total payments                                   35,558          43,543      173,499      169,784       178,959
                                                          ------          ------      -------      -------       -------

Net reserves for losses and LAE at end of period         678,179         603,566      673,516      614,225       585,113
Add reinsurance recoverables                             217,656         340,818      221,759      331,857       395,104
                                                         -------         -------      -------      -------       -------
Reserves for losses and LAE at end of period            $895,835        $944,384     $895,275     $946,082      $980,217
                                                        --------        --------     --------     --------      --------
                                                        --------        --------     --------     --------      --------


The following tables reflect the development of loss and LAE reserves, on a net basis and then on a gross basis, for the periods indicated at the end of that year and each subsequent year. The first line shows the reserves as originally reported at the end of the stated year. Each calendar year end reserve includes the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "liability reestimated as of" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year.

The line "cumulative redundancy (deficiency)" reflects the difference between the latest reestimated reserve amount and the reserve amount as originally established. The section under the caption "cumulative amount of liability paid through" shows the cumulative amounts paid related to the reserves as of the end of each subsequent year. In evaluating the information in the tables below, you should note that each amount includes the effects of all changes in amounts of prior periods. The tables present development data by calendar year and do not relate the data to the year in which the claim was reported or the accident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

ISMIE RESERVE REDUNDANCY (DEFICIENCY) -- NET BASIS

                   1988       1989      1990       1991       1992      1993      1994       1995      1996      1997      1998
                   ----       ----      ----       ----       ----      ----      ----       ----      ----      ----      ----
                                                   ($ in thousands)
Loss & LAE      496,674    583,442   643,309    644,913    643,285   622,108   648,158    658,669     585,113   614,225   673,516
Reserves

Liability
Reestimated as
of:

1 Years Later   511,249    582,554   628,553    647,011    654,407   631,924   631,502    666,835     581,015   603,923
2 Years Later   513,671    595,474   649,320    669,605    656,932   622,002   635,237    675,466     568,237
3 Years Later   548,577    619,696   669,300    668,413    644,392   616,055   649,167    668,652
4 Years Later   583,511    654,292   661,326    668,057    634,752   630,760   628,315
5 Years Later   606,915    650,864   657,991    652,131    646,342   621,108
6 Years Later   599,366    659,804   638,725    667,934    635,901
7 Years Later   604,378    642,734   648,967    665,281
8 Years Later   588,554    655,741   648,506
9 Years Later   602,245    655,000
10 Years Later  601,090
Cumulative
Redundancy
(Deficiency)   (104,416)   (71,558)   (5,197)   (20,368)     7,384     1,000    19,843     (9,983)     16,876    10,302



                     1988       1989      1990       1991       1992      1993      1994       1995        1996      1997      1998
                     ----       ----      ----       ----       ----      ----      ----       ----        ----      ----      ----
Cumulative
Amount of
Liability Paid
Through:
1 Years Later      87,923    105,137   158,356    182,397    215,785   178,197   157,706    177,647      82,266    89,989
2 Years Later     179,720    247,834   311,117    366,149    362,097   306,971   305,116    281,713     187,373
3 Years Later     301,243    372,263   455,001    479,100    446,811   411,334   400,236    403,451
4 Years Later     387,839    496,965   533,566    542,517    513,741   478,766   467,690
5 Years Later     481,754    556,359   565,489    578,261    551,223   527,175
6 Years Later     517,881    582,684   584,351    601,749    571,624
7 Years Later     536,849    597,253   595,936    616,044
8 Years Later     549,884    607,304   608,311
9 Years Later     558,609    618,387
10 Years Later    567,117
Net Reserves -
December 31,                                                                                                      614,225   673,516
Reinsurance
Recoverables                                                                                                      331,857   221,759
                                                                                                                  -------   -------
Gross Reserves                                                                                                    946,082   895,275
                                                                                                                  -------   --------
                                                                                                                  -------   --------


ISMIE RESERVE REDUNDANCY (DEFICIENCY) - GROSS BASIS



                  1988         1989        1990      1991       1992      1993      1994       1995      1996      1997      1998
                  ----         ----        ----      ----       ----      ----      ----       ----      ----      ----      ----
                                                               ($ in thousands)
Loss & LAE     621,979      779,907     798,029   809,477    883,428   895,401   942,680    1,021,647   980,216   946,082   895,275
Reserves
Liability
Reestimated
as of:
1 Years Later  687,594      740,996     920,247   874,846    921,458   901,168   921,056      988,686   942,868   920,082
2 Years Later  670,255      884,888     995,332   928,603    922,253   889,572   917,112      955,765   928,940
3 Years Later  832,919      963,057   1,046,736   927,095    906,562   874,327   862,439      927,020
4 Years Later  919,492    1,029,169   1,040,873   922,085    888,383   826,722   833,221
5 Years Later  973,990    1,028,149   1,034,152   896,722    851,312   810,232
6 Years Later  968,461    1,029,244   1,006,606   872,998    841,288
7 Years Later  965,633    1,004,791     981,457   873,238
8 Years Later  941,648      984,897     987,319
9 Years Later  924,447      991,535



                    1988         1989        1990      1991       1992      1993     1994     1995      1996      1997      1998
                    ----         ----        ----      ----       ----      ----     ----     ----      ----      ----      ----
10 Years         929,668
Later

Cumulative
Redundancy
(Deficiency)    (307,689)    (211,628)   (189,290)  (63,761)    42,140    85,169   109,459    94,627    51,276    26,000

Cumulative
Amount of
Liability Paid
Through:

1 Years Later    104,407      136,269     322,908   226,377    268,996   222,547   197,010   200,949   192,288   214,041
2 Years Later    226,791      443,517     519,649   460,672    459,126   389,062   366,765   373,981   386,142
3 Years Later    512,699      611,926     710,312   610,706    580,201   513,446   484,033   525,216
4 Years Later    643,275      776,665     818,862   704,188    665,697   596,114   580,016
5 Years Later    769,847      859,669     873,334   755,841    709,270   659,555
6 Years Later    824,992      896,773     903,293   777,372    740,442
7 Years Later    849,479      919,602     908,241   797,770
8 Years Later    869,249      919,374     925,986
9 Years Later    865,970      935,084
10 Years         878,603
Later

Gross
Reserves  -
December 31                                                                                                      946,082   895,275

Reinsurance
Recoverables                                                                                                     331,857   221,759
                                                                                                                 -------   -------
Net Reserves                                                                                                     614,225   673,516
                                                                                                                 -------   -------
                                                                                                                 -------   -------


         While we believe our reserves for losses and LAE are adequate, we cannot be sure that our ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in our financial statements. If our reserves should prove inadequate, we will have to increase reserves, which could have a material adverse effect on our financial condition or results of operation.

REINSURANCE

         REINSURANCE CEDED. ISMIE follows customary industry practice by reinsuring a portion of its risks. We cede to reinsurers a portion of our risk and pay a premium to reinsurers based upon direct premiums received on all policies that we reinsure. Insurance is ceded principally to reduce net liability on individual risks and to provide protection against large losses. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full amount of policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. We determine how much reinsurance to purchase based upon the evaluation of the risks we have insured, consultation with our reinsurance brokers and market conditions, including the availability and pricing of reinsurance. During the ten years between 1989 and 1998, through excess reinsurance we have reduced our average loss by 31%, from $360,000 per claim average on a gross basis to $247,000 per claim average on a net of reinsurance basis.


         ISMIE's reinsurance strategy is to obtain reinsurance to protect against unexpected increases in severity and frequency in any given year. From 1995 to 1997, ISMIE steadily increased its retention under its excess of loss reinsurance program from a retention level of $500,000 per medical incident to $1,000,000 per medical incident. With increased retentions, ISMIE bears more of the potential losses and cedes only losses excess of specified retention levels to reinsurers. In 1998, ISMIE ceded $45.5 million of its earned premiums to reinsurers.


         ISMIE has two layers of excess reinsurance: a per incident treaty (ISMIE often has more than one insured named in a lawsuit or claim arising from the same incident, and therefore multiple policies and limits may be involved), and a per claim treaty applicable to insureds with $2 million/$4 million limits. The per incident treaty is applicable to all medical malpractice policies and applies to the first $1.0 million in limits per insured per incident. Currently, ISMIE retains the first $1.0 million per incident and the per incident treaty covers losses up to $5.0 million per incident. The per claim treaty covers $1.0 million excess of $1.0 million per insured per claim for insurance with $2.0 million/$4.0 million policy limits.


         For the three-year period from July 1, 1995 to July 1, 1998, ISMIE purchased reinsurance from Cologne Re (Dublin), which provided a combination of quota share and stop loss protection. This reinsurance provided ISMIE additional protection against higher than expected claims frequency and severity. During the period that this treaty was in effect, we substantially improved our surplus position on a statutory basis, from $110.1 million to $178.4 million. ISMIE has discontinued this reinsurance program effective July 1, 1998. Our improved surplus position, along with recent favorable trends in claims frequency, permitted us to commute the first two years of this reinsurance program and recover cash of $81.1 million in 1997 and $79.1 million in 1998.

         ISMIE also has a treaty which is applicable to $5.0 million per claim limits issued to entities under our Clinic Option program and our corporate policy. This treaty cedes 100% of $3.0 million excess of $2.0 million per claim to reinsurers.

         In addition, ISMIE has a quota share treaty applicable to all Physician Business Practice Liability (E&O/D&O) policies. ISMIE retains 10% of all losses on these policies and 90% is ceded to reinsurers.

         We place reinsurance under reinsurance treaties and agreements with a number of individual companies and with syndicates at Lloyd's to avoid concentrations of credit risk. The following table identifies the most significant reinsurers, their percentage participation in the aggregate reinsured risk based upon premiums paid and their rating as of December 31, 1998. No other reinsurer's percentage participation in 1998 exceeded 3% of total reinsurance premiums.


                                                PREMIUMS CEDED                                 PERCENTAGE OF TOTAL
                                                FOR YEAR ENDED                                     REINSURANCE
REINSURER                                     DECEMBER 31, 1998            RATING (1)                PREMIUMS
---------                                     -----------------            ----------                --------
                                                 (IN THOUSANDS)
Cologne Re (Dublin)                                $15,986                    AAA                     35.2%
Transatlantic Reinsurance Co.                       $6,052                    A ++                    13.3%
Lloyd's Syndicates                                  $4,376                     A                       9.6%
Union America Insurance Co.                         $4,252                     A -                     9.4%
CNA Reinsurance Co. (U.K.)                          $3,385                     A                       7.4%
NAC Reinsurance Corp.                               $2,697                     A +                     5.9%
Everest Reinsurance Re                              $1,930                     A                       4.2%
Kemper Reinsurance Co.                              $1,908                     A                       4.2%
Chartwell Reinsurance Co.                           $1,526                     A                       3.4%
Other reinsurers (2)                                $3,341                                             7.4%
                                                    ------                                             ----
          Total                                    $45,453                                           100.00%
                                                   =======                                           =======

         (1) All ratings are assigned by A.M. Best, except for Cologne Re (Dublin) which is rated by Standard & Poor's. Our minimum requirement for ratings of our reinsurers is "B+" or better from A.M. Best or "A" or better from Standard & Poor's.

         (2) None of the "other reinsurers" percentage of total reinsurance premiums exceeded 3% of total reinsurance premiums in 1998.


         We analyze the credit quality of our reinsurers and rely on our brokers and intermediaries to assist in the analysis. To date we have not experienced any material difficulties in collecting reinsurance recoverables. However, we cannot be certain of the future ability of any of our reinsurers to meet their obligations. The largest percentage of reinsurance ceded to any one company is ceded to Cologne Reinsurance Co. (Dublin) which is a non-admitted carrier in the U.S. Recoverables from this reinsurer are secured by an irrevocable and unconditional letter of credit issued by Citibank N.A. and a trust account at AmalgaTrust (Chicago). ISMIE is the sole beneficiary of both the letter of credit and trust account.

         REINSURANCE ASSUMED. Earlier this year, we entered into a reinsurance treaty with the Illinois Compensation Trust to reinsure the Trust's workers' compensation risks. The Trust is organized under the Illinois Religious and Charitable Organization Risk Pooling Act and insures the workers' compensation risks of various Illinois hospitals. The risk assumed by ISMIE is the layer of $375,000 excess of $25,000 per claim. The Trust retains the first $25,000 of loss. The estimated aggregate amount of losses assumed under this treaty are approximately $2.6 million.

INVESTMENT PORTFOLIO

         Return on invested assets is an important component of our operating results. Our investment managers make our investments for us in accordance with the prescribed investment objectives and guidelines. ISMIE's guidelines emphasize high-quality, fixed-maturity investments. ISMIE has used Scudder Insurance Assets Management (SIAM) since 1985 to manage its portfolio, which has primarily been fixed-income securities. ISMIE also uses an investment advisor, Gofen & Glossberg, to review the performance of its portfolio relative to the market and economic conditions.


         ISMIE recently hired two equity investment managers, Dearborn Partners and Trees Front Associates, to institute an equity securities portfolio. We began this investment program in July, 1998 in order to provide more diversification in our overall portfolio. We currently restrict this portfolio to no more than 5% of ISMIE's total invested assets.

         The following table sets forth the composition of ISMIE's investment portfolio at the dates indicated. All of the fixed maturity securities are held as available-for-sale.




                                                            MARCH 31, 1999        DECEMBER 31, 1998          DECEMBER 31, 1997
                                                            --------------        -----------------          -----------------
                                                       COST OR                    COST OR                   COST OR
                                                      AMORTIZED                  AMORTIZED                 AMORTIZED
(in thousands)                                          COST      FAIR VALUE       COST     FAIR VALUE        COST     FAIR VALUE
                                                       ------     ----------   ------------ ----------   ------------- ----------
Fixed maturity securities:

     U.S. government obligations                      $157,137      $158,863   $155,166      $161,007      $152,551     $154,165
     Corporate securities                              356,582       359,390    345,733       356,579       261,739      264,863
     Mortgage-backed and other asset-backed            288,599       290,730    285,929       289,930       307,854      311,001
     securities
     States, territories and
         possessions, and public utilities              12,303        12,441     12,307        12,675         6,694        6,787
                                                        ------        ------  ---------     ---------    ----------   ----------
                  Total fixed maturity securities:     814,621       821,424    799,135       820,191       728,838      736,816
Equity securities                                       18,993        22,241     15,975        17,969             0            0
                                                        ------        ------  ---------     ---------  ------------ ------------
Total                                                 $833,614      $843,665   $815,110      $838,160      $728,838     $736,816
                                                      --------      --------   --------      --------      --------     --------
                                                      --------      --------   --------      --------      --------     --------


         The mortgage-backed and other asset-backed portfolio represents approximately 35% of our total fixed maturity portfolio, and consists primarily of "standard" and "more complex" securities. The mortgage-backed securities are issued on and collateralized by an underlying pool of single-family home mortgages. The asset-backed securities are collateralized by an underlying pool of receivables or other assets. Pools are commonly home equity loans, credit card and auto loans, and manufactured housing loans. Principal and interest payments from the underlying pool are distributed pro rata to the security holders. All of our mortgage-backed and other asset-backed securities are U.S. agency securities or AAA rated. Our investment portfolio does not include any "interest only" or "principal only" mortgage securities. Mortgage-backed and other asset-backed securities involve the same risks associated with all fixed income investments: interest rate risk, reinvestment rate risk, and default or credit risk. In addition, mortgage-backed and other asset-backed securities possess prepayment risk, which is the risk that a security's originally scheduled interest and principal payments will differ considerably due to changes in the level of interest rates.


         Our investment portfolio of fixed maturity securities consists primarily of intermediate-term, investment-grade securities. Our investment policy provides that fixed maturity securities investments are limited to purchases of investment-grade securities or unrated securities which, in the opinion of a national investment advisor, should qualify for that rating. The table below contains additional information concerning the investment ratings of our fixed maturity investments at March 31, 1999:



AS OF MARCH 31, 1999                                  AMORTIZED                              PERCENTAGE
                                                         COST            FAIR VALUE          OF FAIR VALUE
                                                         ----            ----------          -------------
(in thousands)
TYPE/RATING OF INVESTMENT

AAA (including U.S. government
obligations)                                            $445,737          $449,599                 54.7%
AA                                                        43,684            43,648                  5.3
A                                                        271,448           274,340                 33.4
BBB                                                       53,752            53,837                  6.6
                                                        --------          --------                ------
                                                        $814,621          $821,424                100.0%
                                                        --------          --------                ------
                                                        --------          --------                ------



         The following table sets forth information concerning the maturities of fixed maturity securities in our investment portfolio as of March 31, 1999:



As of March 31, 1999                                  AMORTIZED                              PERCENTAGE
                                                         COST            FAIR VALUE          OF FAIR VALUE
                                                         ----            ----------          -------------
(in thousands)
Years to maturity:

        One year or less                                $  5,065          $  5,109                   .6%
        After one through five                           220,999           222,567                 27.1
        After five through ten                           285,934           289,322                 35.2
        After ten                                         14,024            13,696                  1.7
Mortgage-backed securities and
other asset-backed securities                            288,599           290,730                 35.4
Totals                                                  $814,621          $821,424                100.0%
                                                        --------          --------                ------
                                                        --------          --------                ------


MARKET RISK

        The value of our fixed-maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed-maturity assets is modified duration, a calculation that takes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.


        The value of our common stock equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects as perceived by investors in the equity markets.


        The first column of the following table shows the estimated fair values of our fixedmaturity and common stock portfolios as of March 31, 1999. The second column shows the effect on current estimated fair values assuming a 100 basis point increase in market interest rates and a 10% decline in equity price.



                                                                 ESTIMATED FAIR VALUE AT
                                   ESTIMATED FAIR VALUE AT           ADJUSTED MARKET
                                        CURRENT MARKET          RATES/PRICES AS INDICATED
(in thousands)                           RATES/PRICES                     BELOW
                                         ------------                     -----

Interest rate risk(1)
  Fixed-maturity securities
    Available-for-sale                       $821,424                    $789,023

Equity price risk (2)
  Common stocks                               $22,241                     $20,017




        (1) Adjusted interest rates assume a 100 basis point increase in market rates at March 31, 1999


        (2) Adjusted equity prices assume a 10 percent decline in values at March 31, 1999


        For all its financial assets and liabilities, ISMIE attempts to maintain reasonable average durations, consistent with the maximization of income without sacrificing investment quality and providing for liquidity and diversification.

        The estimated fair values at the adjusted market rates (assuming a 100-basis point increase in market interest rates) are calculated using discounted cash flow analysis and duration modeling where appropriate. The estimated values do not consider the effect that changing interest rates could have on prepayment activity.

        This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of our fixed-maturity and common stock investments. The actual impact of market interest rate and price changes on our financial instruments may differ significantly from those shown in the sensitivity analysis. The sensitivity analysis is further limited as it does not consider any actions that we could take in response to actual and/or anticipated changes in interest rates and equity prices.

COMPETITION

        The medical malpractice insurance market in Illinois is highly competitive. We believe that the principal competitive factors include pricing, financial stability, ratings, breadth and flexibility of coverage and the quality and level of service provided. ISMIE competes with numerous insurance companies in the Illinois market. Our principal competitors for physicians and medical groups consist of several commercial insurance companies and, increasingly, self-insurance programs by hospitals for acquired physician practices. Each of these competitors is actively engaged in soliciting insureds in Illinois, ISMIE's primary area of operations, and each has offered assessments or premiums at very competitive rates during the past few years. The number of licensed insurance carriers in the medical professional liability insurance market in Illinois has dramatically increased from six in 1992 to approximately thirty-two today. At the same time, a number of health care professionals have left the insurance market because many become a part of self-insurance programs instituted by hospitals that have acquired physician practices. Despite substantial increases in competition over the past five years and the increase in the use of self-insurance, ISMIE has experienced a reduction of only 12.5% of persons or entities covered under existing policies since 1993. We believe this favorable experience is a result of to our superior customer service and the close relationships we have with our insured policyholders.


        We expect to encounter similar competition from local physician-owned insurance companies, commercial companies and self-insurance programs in other states as we carry out our expansion plans. We plan to compete in other states principally through offering superior policyholder service. All markets in which we now write insurance and which we would expect to enter have competitors with substantially greater financial and operating resources and higher ratings than we do. See "Risk Factors -- Competition from other insurance companies could hurt our business."

RELATIONSHIP WITH THE MEDICAL SOCIETY

         ISMIE was organized in 1976 by the Illinois State Medical Society, and has received the active support of the Medical Society in building its physician and medical group policyholder base. Each of the executive officers of Holdings also serves in an executive capacity for the Medical Society. Dr. Geline, a director of Holdings, also serves as a trustee of the Medical Society. See "Management - Directors and Executive Officers." We also have a shared services agreement with the Medical Society under which we share the costs of office, administrative, employee, lobbying and other services. See "Management--Related Party Transactions--Services and Office Space."

         Our close relationship with the Medical Society has been critical to the success of ISMIE. As a reciprocal insurance exchange, ISMIE has been wholly owned and governed by its members. ISMIE has relied on its relationship with the Medical Society in marketing its policies. In 1998, this relationship was modified to eliminate the requirement that policyholders be members of the Medical Society and to transfer the function of the attorney-in-fact from the Medical Society to ISMIE. Following the conversion, we will endeavor to continue our shared services agreement and, through personalized service, to maintain our close relationship with the Medical Society.

REGULATION

         GENERAL. Insurance companies are regulated by government agencies in states in which they transact insurance. The extent of regulation varies by state, but regulation usually includes:

         - establishing standards of solvency which insurers must maintain;


         -        regulating premium rates and policy forms;


         -        setting minimum capital and surplus requirements;


         -        requiring the licensing of companies and agents;


         - approving accounting methods and methods of setting statutory loss and expense reserves;


         - setting requirements for and limiting the types and amounts of investments;


         - establishing requirements for the filing of annual statements and other financial reports;


         - conducting periodic statutory examinations of the affairs of insurance companies;


         -        approving proposed changes of control; and


         - limiting the amounts of dividends that may be paid without prior regulatory approval.

         State insurance departments also conduct periodic examinations of the affairs of insurance companies. This regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

         Since ISMIE is an Illinois company and we write substantially all of our insurance in Illinois, and will continue to write a large portion of our insurance in Illinois following the conversion, Illinois laws and regulations have the most significant impact on us and our operations.

         HOLDING COMPANY REGULATION. The Illinois Insurance Holding Company System Act, or the Holding Company Act, requires us to file information periodically with the Illinois Insurance Department, including information relating to our capital structure, ownership, financial condition and general business operations, and information relating to transactions and agreements between ISMIE and its affiliates. We must also give the Illinois Insurance Department prior notice of transactions between us and our affiliates, including sales, loans, guarantees, transfer of assets or liabilities, investments, reinsurance agreements, and management agreements and cost sharing arrangements. These kinds of transactions may not be entered into if disapproved by the Illinois Insurance Department.


         The Holding Company Act also provides that the acquisition or change of "control" of an Illinois insurance company or of any person or entity that controls an insurance company cannot be consummated without the prior approval of the Illinois Director of Insurance. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of an Illinois insurance company or of a person or entity that controls an Illinois insurance company, such as Holdings. A person or entity seeking to acquire direct or indirect "control," of an Illinois insurance company is generally required to file with the Illinois Director of Insurance an application for change of control containing information required by statute and published regulations and provide a copy of the application to us. The Holding Company Act and other provisions of the Illinois Insurance Code also effectively restrict us from consummating certain reorganizations or business combinations without prior regulatory approval.


         We will also be governed by insurance holding company laws in other states that contain similar provisions and restrictions if we become licensed in those states.


         REGULATION OF DIVIDENDS FROM INSURANCE SUBSIDIARIES. Following the conversion, the Holding Company Act will limit the ability of ISMIE to pay dividends to Holdings. Without prior notice to and approval of the Illinois Director of Insurance, ISMIE may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of ISMIE's statutory net income for the preceding calendar year or 10% of our policyholder surplus as of the preceding December 31. Regulations further require that policyholder surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. The Illinois Insurance Code permits the payment of dividends only out of statutory earned (unassigned) surplus. In addition, an insurance company must provide notice to the Illinois Insurance Department of all dividends after declaration, but prior to payment.


         RISK-BASED CAPITAL. The NAIC has developed, and states including Illinois have adopted, a methodology for assessing the adequacy of statutory surplus of property and casualty insurers which includes a risk-based capital formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its risk-based capital by taking into account certain risks related to the insurer's assets, including risks related to its investment portfolio and ceded reinsurance, and the insurer's liabilities, including underwriting risks related to the nature and experience of its insurance business. The risk-based capital rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" of risk-based capital.


         NAIC-IRIS RATIOS. The NAIC Insurance Regulatory Information System, or IRIS, was developed by a committee of state insurance regulators to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies 12 ratios for the property and casualty insurance industry and specifies a range of "usual values" for each ratio. Departure from the "usual value" range on four or more ratios may lead to increased regulatory oversight from individual state departments of insurance.


         REGULATION OF INVESTMENTS. State laws and regulations require Illinois insurance companies to diversify their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as nonadmitted assets for purposes of measuring statutory surplus. In some instances, this would require divestiture of non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority.


         PRIOR APPROVAL OF POLICY FORMS. Illinois insurance laws require us to submit policies and endorsements to the Illinois Director of Insurance for prior approval. We may be unable to implement desired endorsements or forms if the Illinois Director of Insurance does not approve them. See "Risk Factors -- If we fail to comply with insurance regulatory requirements, or if those requirements become burdensome to us, we may not be able to operate profitably." Following the conversion, if we or any future subsidiary of Holdings become licensed in other states, then policy forms and endorsements under those other states also would have to be reviewed and approved by those states. Also, many other states, but not Illinois, require notice to state insurance departments of, and in some cases prior approval of, insurance rates before those rates can be implemented.


         INSURANCE GUARANTY ASSOCIATIONS. All states, including Illinois, require admitted property and casualty insurers to become members of guaranty funds or associations which generally protect policyholders of member insurers in the event of the insolvency of the insurers. Guaranty funds or associations pay certain claims made against insolvent insurers, and guaranty funds assess their members in order to fund the payment of those claims and related guaranty fund expenses. Maximum assessments permitted by law in any one year vary by state, and Illinois permits a maximum assessment of 1.0% of annual premiums written by a member in that state during the preceding year. In 1998, ISMIE was assessed $93,000.

         MEDICAL MALPRACTICE TORT REFORM. In cooperation with the Medical Society, we have consistently advocated proposals for medical malpractice tort reform and other legislation which we believe would benefit our policyholders. It is our intent to continue to work with the Medical Society on these efforts.

         Since its formation in 1976, ISMIE has worked closely with the Medical Society to secure tort reform for the benefit of physicians, patients and its operational results. In 1976 the initial efforts led successfully to legislation reducing the time period within which individuals could file claims. A similar reduction in the time period for filing claims for minors was achieved in 1987.


         Over the course of several years beginning in 1977, ISMIE successfully promoted legislation to provide confidentiality to peer review activities including those of ISMIE and its agents. We believe that the confidential nature of peer review reduces negligent incidents in medical practice by promoting the frank evaluation of medical care and practice patterns.


         In 1985, ISMIE and the Medical Society successfully initiated broad malpractice reform legislation that withstood legal attack in the Illinois Supreme Court. This legislation required the filing of Affidavits of Merit with each malpractice case and prohibited the award of punitive damages in medical malpractice cases. The legislation made several other substantive changes in the way in which malpractice cases were filed, all of which contributed to providing stability in the Illinois marketplace and in the frequency of claims. Legislation providing additional reforms which we advocated was adopted in 1995 but was struck down by the Illinois Supreme Court in 1997.


         ISMIE has continued its legislative efforts with the Medical Society and we believe we are recognized as a leading force in efforts at malpractice and tort reform.


         MEDICAL MALPRACTICE REPORTS. We must report detailed information with regard to settlements or judgments against our Illinois physician insureds to the Illinois Department of Professional Regulation, which has responsibility for investigations and initiation of proceedings relating to professional medical conduct in Illinois. In addition, we must report all payments to the National Practitioners' Data Bank and the reports are accessible by state licensing and disciplinary authorities, hospital and other peer review committees and other providers of medical care.

RATINGS

         In 1998, A.M. Best, which rates insurance companies based on factors of concern to policyholders, increased our rating to "B++ (Very Good)," from "B+ (Very Good)" citing improved profitability, adequate loss reserves and our strong position in the Illinois medical professional liability market. The improved rating also acknowledges the actions taken by our management to position us to compete in the changing market. Our ability to maintain or improve our ratings may depend on our ability to implement successfully our business strategy. This rating is the fifth highest of 13 ratings that A.M. Best assigns to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Poor)." Publications of A.M. Best indicate that the B++ rating is assigned to those companies that in A.M. Best's opinion "have a good ability to meet their ongoing obligations to policyholders." In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities.


         Standard & Poor's assigns ratings to insurance companies with respect to their ability to pay under their insurance policies. Ratings assigned by Standard & Poor's to solvent insurance companies currently range from "AAA (Extremely Strong)" to "CC (Extremely Weak)." ISMIE received its first official rating of "BBB (Good)" from Standard & Poor's in 1996. This rating is within the "secure" range of Standard & Poor's rating hierarchy. Prior to that, Standard & Poor's had given a rating of "BBq", based solely on quantitative analysis of publicly available financial data.

EMPLOYEES

         As of March 31, 1999, we had approximately 180 full time equivalent employees. None of the employees is covered by a collective bargaining agreement. We believe that our employee relations are good.

PROPERTIES

         Our headquarters are located in Chicago, Illinois where we occupy approximately 75,000 square feet under a lease expiring in 2011. We also have office space in Springfield, Illinois in a building we own. The Springfield office building contains approximately 40,000 square feet, of which we lease and occupy approximately 10,000 square feet. ISMIE is both a general partner and a limited partner in a limited partnership which owns the building containing our Chicago headquarters. The Chicago building is currently encumbered by a mortgage loan. We believe that our office space is adequate for its present needs and that we will be able to secure additional office space in the future if necessary.

LITIGATION

         We are from time to time named as a defendant in various lawsuits incidental to our insurance business. The most common litigation includes claims where lawsuit verdicts exceed the available coverage. We vigorously defend these actions, unless a reasonable settlement appears appropriate. We believe that adverse results, if any, in the actions currently pending should not have a material adverse effect on our cash flow, results of operation or financial condition. Other than claims against our insureds, we are not currently involved in any litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information concerning the individuals who serve as directors and executive officers of Holdings.


             NAME                             POSITION
             ----                             --------
Harold L. Jensen, M.D.          Chairman of the Board
Walter Whisler, M.D.            Vice Chairman of the Board
Alexander R. Lerner             President, Chief Executive Officer and Director
Donald A. Udstuen               Chief Operating Officer and Director
Jeffrey M. Holden               Chief Administrative Officer
Eugene J. Gross                 Chief Financial Officer and Assistant Treasurer
Saul J. Morse                   General Counsel and Assistant Secretary
Irwin A. Smith, M.D.            Secretary and Director
Peter A. Brusca, M.D.           Treasurer and Director
Richard A. Geline, M.D.         Director
Henri S. Havdala, M.D.          Director
Robert M. Reardon, M.D.         Director
Jane Jackman, M.D.              Director


         Holdings' Board of directors currently consists of ten persons, divided into three classes of directors and elected for staggered terms as follows:
Class I, composed of three persons and elected for a term expiring at the 2000 annual meeting of stockholders; Class II, composed of four persons and elected for a term expiring at the 2001 annual meeting of stockholders; and Class III, composed of three persons and elected for a term expiring at the 2002 annual meeting of stockholders. Class I directors are Mr. Udstuen and Drs. Reardon and Jackman. Class II directors are Drs. Jensen, Geline, Havdala and Smith. Class III directors are Mr. Lerner and Drs. Brusca and Whisler. Following the expiration of the initial term as described above, directors will serve for three-year terms.


         DIRECTORS AND EXECUTIVE OFFICERS. Set forth below is the description of the business positions for the directors and executive officers of Holdings held during at least the past five years. Each of the directors has been a director of Holdings since it was organized in April 1999.


         Harold L. Jensen, M.D., 72, is the Chairman of the Board of Holdings. Dr. Jensen has been a member of the Board of Governors of ISMIE since 1987 and Chairman since 1991. Dr.

Jensen also has served as Vice-President of Medical Affairs at Ingalls Memorial Hospital in Harvey since 1988. He has been an internist in Harvey, Illinois, for more than 33 years. Dr. Jensen is a member of the Medical Society and the American Medical Association.


         Walter W. Whisler, M.D., 65, is Vice Chairman of the Board of Holdings. He has been a member of the Board of Governors of ISMIE since 1977 and Vice Chairman since 1992. He also served as Vice Chairman from 1982-1990. He has been a Board certified neurosurgeon in Chicago, Illinois for over 30 years. He also serves as Professor and Chairman of the Department of Neurosurgery at Rush Medical College & Rush-Presbyterian St. Luke's Medical Center. Dr. Whisler is a member of the Medical Society and the American Medical Association.


         Alexander R. Lerner, 52, is President and Chief Executive Officer and a director of Holdings. Mr. Lerner has served as Chief Executive Officer of ISMIE since 1985 and Chief Executive Officer of the attorney-in-fact since its formation in July, 1998. Mr. Lerner also has served as the Chief Executive Officer of the Medical Society since 1981. Mr. Lerner also serves as chairman of the Illinois Sports Facilities Authority and is a member of the American Association of Medical Society Executives.


         Donald A. Udstuen, 55, is Chief Operating Officer of Holdings. Mr. Udstuen has served as Chief Operating Officer of ISMIE since 1991 and Secretary/Treasurer and Chief Operating Officer of the attorney-in-fact since its formation in July, 1998. Mr. Udstuen also has served as the Associate Executive Vice President of the Medical Society since 1987, and previously served as its chief financial officer and governmental affairs director and its chief lobbyist.


         Jeffrey M. Holden, 46, is Chief Administrative Officer of Holdings. Mr. Holden has served as Chief Administrative Officer of ISMIE since July, 1998, and Chief Administrative Officer of the attorney-in-fact since its formation in July, 1998. Mr. Holden has also served as Chief Operating Officer of the Medical Society since January, 1992, and previously served, at various times, as the Assistant Executive Vice President, Vice President of Governmental Affairs, and Chief Lobbyist of the Medical Society.


         Eugene J. Gross, 47, is Chief Financial Officer and Assistant Treasurer of Holdings. Mr. Gross has served as Chief Financial Officer of ISMIE since 1991, and Chief Financial Officer of the attorney-in-fact since its formation in July, 1998. Mr. Gross also has served as Chief Financial Officer of the Medical Society since 1991. Prior to joining ISMIE, Mr. Gross held senior management positions with Allstate Insurance Company and Metropolitan Life.


         Saul J. Morse, Esq., 51, is General Counsel and Assistant Secretary of Holdings. Mr. Morse has served as General Counsel of ISMIE since 1992. Mr. Morse has served as General Counsel of the attorney-in-fact since its formation in July, 1998. He also has served as Vice President and General Counsel of the Medical Society since 1992. Prior to joining ISMIE, Mr. Morse was managing partner of the law firm of Morse, Giganti & Appleton, in Springfield, Illinois. Mr. Morse is a Clinical Assistant Professor in the Department of Medical Humanities at Southern Illinois University School of Medicine. Mr. Morse is a member of the Sangamon

County Bar Association, Illinois State Bar Association and the American Bar Association, the Defense Research Institute, and the American Health Lawyers Association.


         Irwin A. Smith, M.D., 82, is Secretary and a director of Holdings. He has served on the Board of Governors of ISMIE since 1977. Now retired, has been a Board certified family physician in Northbrook, Illinois, for more than 50 years.


         Peter A. Brusca, M.D., 58, is a director of Holdings. He has served on the Board of Governors of ISMIE since 1990. He has been a Board certified otolaryngologist in Carol Stream, Illinois, for over 20 years. Dr. Brusca is a member of the Medical Society and the American Medical Association, and is a fellow of the American College of Surgeons, the American Academy of Otolaryngology, the American Academy of Facial, Plastic & Reconstructive Surgery, and the American Academy of Cosmetic Surgery. He has also served as a member of the Health Advisory Committee for United States Representative Dennis Hastert.


         Richard A. Geline, M.D., 61, is a director of Holdings. He has served on the Board of Governors of ISMIE since 1989. He has been a Board certified orthopaedic Surgeon in Skokie, Illinois, for over 28 years. Dr. Geline is the immediate past president of the Medical Society and a member of the American Medical Association. He is also a member of the American Academy of Orthopaedic Surgeons.


         Henri S. Havdala, M.D., 67, is a director of Holdings. He has served on the Board of Governors of ISMIE since 1977. He has been a Board certified anesthesiologist in Lincolnwood, Illinois, for over 35 years. Dr. Havdala is a member of the Medical Society, the American Medical Association and the American Society of Anesthesiologists.


         Jane Jackman, M.D., 54, is a director of Holdings. She has served on the Board of Governors of ISMIE since 1993. She has been a Board certified family physician in Springfield, Illinois, for over 25 years. She is a past president of the Medical Society, a member of the American Medical Association and the American Academy of Family Physicians. Dr. Jackman is also a Clinical Associate Professor, Department of Family practice, at the Southern Illinois University School of Medicine.


         Robert M. Reardon, M.D., 69, is a director of Holdings. He has served on the Board of Governors of ISMIE since 1988. Now retired he has been a Board certified ophthalmologist in Bloomington, Illinois, for over 35 years. Dr. Reardon is a past president of the Medical Society, a member of the American Medical Association and the American Academy of Ophthalmology. He is also a member of the Board, and serves as Vice President, of Illinois Wesleyan University.


COMMITTEES OF THE HOLDINGS BOARD


         The Holdings Board will have the following standing committees immediately following the conversion:

         EXECUTIVE COMMITTEE. The Executive Committee will have the authority to exercise all powers of the Holdings Board between meetings of the Holdings Board, except in cases where action of the entire Holdings Board is required by the certificate of incorporation, the bylaws or applicable law.


         AUDIT COMMITTEE. The Audit Committee will make recommendations concerning the engagement of independent public accountants, review the scope of audit engagement, review the services and reports of the accountants, review any major accounting changes, consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls. The members of the Audit Committee will be independent directors.


         COMPENSATION COMMITTEE. The Compensation Committee will establish compensation levels for the executive officers of Holdings, review significant employee benefit programs and establish, as it considers appropriate, and administer executive compensation programs, including bonus plans, stock option and other equity-based programs, deferred compensation plans and any other cash or stock incentive programs. The Chief Executive Officer will establish remuneration levels for other employees.


         STOCK OPTION COMMITTEE. The Stock Option Committee will administer our employee stock option plans.


         NOMINATING COMMITTEE. The Nominating Committee will recommend to the Board of directors candidates for director and membership on committees of the Board of directors of Holdings and its subsidiaries.


         INVESTMENT COMMITTEE. The Investment Committee will oversee the investment activities and portfolio management of Holdings and its subsidiaries.


         INVESTOR RELATIONS COMMITTEE. The Investor Relations Committee will review and make recommendations to management regarding policies and procedures to be adopted by Holdings regarding communications with stockholders, analysts and others.


         The Holdings Board may from time to time establish other committees to facilitate the management of Holdings.

DIRECTOR COMPENSATION

         The Chairman of the Board will receive an annual retainer of $60,000 plus reimbursement of automobile and other expenses. Each non-employee director will be paid $1,200 per day for attendance at meetings of the Board and committees of the Board, meetings of a board of a subsidiary on which the director serves, and each seminar or other meeting attended on special assignment on our behalf. All non-employee directors will be reimbursed for reasonable travel and other expenses incurred to attend meetings of the Holdings Board and committees of the Board.

EXECUTIVE COMPENSATION

         Holdings was organized as a Delaware corporation in April, 1999, and consequently did not pay any cash compensation to its executive officers for the year ended December 31, 1998. The following Summary Compensation Table, therefore, sets forth information concerning the compensation paid or accrued by ISMIE and the attorney-in-fact for (i) the President and Chief Executive Officer and (ii) and each of the other four most highly compensated executive officers of ISMIE for services rendered during the year ended December 31, 1998:

                               ANNUAL COMPENSATION
                               -------------------

                                             SALARY($)     BONUS($)      OTHER ANNUAL          ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR                                 COMPENSATION(2)    COMPENSATION($)(3)
----------------------------       -----                                ---------------    ------------------
Alexander R. Lerner, President     1998     $588,812     $342,337(1)       $305,813            $43,504
and Chief Executive Officer

Donald A. Udstuen, Chief           1998     $361,427                        $24,188            $43,730
Operating Officer

Jeffrey M. Holden, Chief           1998     $247,708                        $16,334            $23,635
Administrative Officer

Eugene J. Gross, Chief Financial   1998     $192,970      $10,000           $59,370            $15,985
Officer and Assistant Treasurer

Saul J. Morse, General Counsel     1998     $270,251                         $1,426            $16,086
and Assistant Secretary


(1) Includes $214,356 paid to Mr. Lerner to permit him to make an installment of principal and interest on a loan from ISMIE. Mr. Lerner will continue to receive the $214,356 bonus through the year 2000, after which Mr. Lerner's compensation will be reduced by that amount.

(2) Represents amounts reimbursed for payment of taxes. For Mr. Lerner, the amount includes $168,765 paid to reimburse taxes with respect to the bonus of $214,356 paid to him. Mr. Lerner will continue to receive reimbursement for taxes on this bonus through the year 2000, after which Mr. Lerner's compensation will be reduced by the amount of the reimbursement. For Mr. Gross, the amount includes $18,718 for automobile and related expenses, and $10,162 for club dues.

(3) Represents contributions by ISMIE and the attorney-in-fact to a 401(k) Plan in the amount $9,856, $15,312, $8,863, $14,766 and $14,960 for the accounts of Messrs. Lerner, Udstuen, Holden, Gross and Morse, respectively; and insurance premiums of $33,648, $28,418, $14,772, $1,219 and $1,126, for Messrs. Lerner, Udstuen, Holden, Gross and Morse, respectively.

EMPLOYMENT AGREEMENTS

         ISMIE and the attorney-in-fact have entered into employment agreements with each of the named executives which will be assumed by Holdings after the conversion. These agreements are intended to secure for us the continued services of those executive officers and to provide them appropriate incentives for their maximum efforts. The compensation levels under the employment agreements have been established by the Boards of ISMIE and the attorney-in-fact based on the executive officer's value to the enterprise and competitive considerations, including the fact that until now the companies have been unable to offer any equity incentives to them for their efforts. The Boards of ISMIE and the attorney-in-fact have engaged independent compensation consultants to assist in determining appropriate levels of compensation and benefits for the executives.


         The current terms of the employment agreements for Messrs. Lerner, Udstuen, Holden, Morse and Gross are effective through December 31, 2004, March 15, 2001, March 18, 2001, April 30, 2002 and June 30, 2001, respectively. In the case of Mr. Lerner, unless otherwise determined by the Boards, his employment will be extended by one year during each year of the initial seven year term so that, after each extension, a seven year term remains. Thereafter, the term will be extended on a year to year basis unless ISMIE and the attorney-in-fact give notice to Mr. Lerner by September 1 that they will not renew the employment agreement for another year. The employment agreements provide for a current base compensation payable by ISMIE and the attorney-in-fact to Messrs. Lerner, Udstuen, Holden, Morse and Gross of $440,099, $173,744, $151,628, $221,352 and
$198,759, respectively, with annual increases of not less than 8%, 7%, 7%, 4% and 4%, respectively. Mr. Lerner's annual compensation for each of 1998, 1999 and 2000 includes a bonus amount of $214,356, plus additional amounts to cover taxes on the bonus amount, which Mr. Lerner intends to use to repay a loan from ISMIE. Mr. Lerner's annual compensation will be reduced by the amount of this annual bonus and tax reimbursement beginning January 1, 2001.


         The employment agreements require the executives to devote at least a majority of their time to ISMIE and the attorney-in-fact. Each of the named executives is also employed by the Medical Society and spends the balance of his working hours on the affairs of the Medical Society. Mr. Lerner's employment agreement provides that if his employment with the Medical Society or the attorney-in-fact terminates for any reason, he will increase the time he devotes to ISMIE by the additional time that becomes available due to his termination, and ISMIE will increase his compensation by the amount of compensation that he had earned from the Medical Society or the attorney-in-fact under his employment agreement with the Medical Society or the attorney-in-fact, as the case may be. In no event will the increase exceed the amount of compensation that Mr. Lerner is then receiving from ISMIE.


         Upon termination of any of the employment agreements by ISMIE and the attorney-in-fact without cause, or by any of the executive officers for good reason, as those terms are defined in their employment agreements, the executive officer will be entitled to receive the aggregate value of his compensation and benefits for the remaining term of his employment agreement or for a minimum of two years if the remaining term is less than two years.

COMPENSATION PLANS

         DEFERRED COMPENSATION AGREEMENTS. ISMIE has entered into deferred compensation agreements with its executive officers and other key employees, including the named executive officers, which will be assumed by Holdings following the conversion. The deferred compensation agreements provide for a deferment of a portion of the employer's compensation and for distributions to be made in the event of death, severance of affiliation with ISMIE, disability or other time as ISMIE or the trustee under the trust maintained in connection with the deferred compensation arrangements may determine. The right of a participant to receive distributions under the deferred compensation agreements may be forfeited for acts contrary to the interests of ISMIE or for insubordination.


         401(k) PLAN. ISMIE participates in a 401(k) plan which offers eligible employees the opportunity to contribute to the 401(k) plan on a regular basis through payroll deductions. Also, ISMIE may make discretionary contributions to the 401(k) plan to be allocated among the employees' accounts on the basis of their relative levels of compensation. The 401(k) plan's benefits are based on amounts contributed and individual account investment performance. All full-time employees of ISMIE who have completed one year of service and are over the age of 21 years are eligible to participate in the 401(k) plan.


         1999 LONG-TERM EQUITY INCENTIVE PLAN. Directors, officers and key employees of ISMIE are eligible to participate in our 1999 Long-Term Equity Incentive Plan adopted by Holdings in May, 1999. Except as otherwise specified in the long-term plan, the plan is administered by the Stock Option Committee of the Board of Directors. Under the long-term plan, participants may be granted nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock and other stock-based awards. Up to 1,000,000 shares of common stock may be issued or sold under the long-term plan, but this number may be adjusted. Under the long-term plan, nonqualified stock options may be granted to participants to purchase shares of common stock of Holdings at an option price of not less than 85% of the fair market value of a share of common stock at the time the option is granted. Options granted under the long-term plan terminate no later than ten years from the date of grant.


RELATED PARTY TRANSACTIONS


         DIRECTORS AS POLICYHOLDERS. The members of the Holdings Board, except Mr. Lerner and Mr. Udstuen, are also policyholders of ISMIE and are eligible to receive common stock in the conversion. See "Ownership of Common Stock." These directors may experience claims requiring coverage under their insurance policies.


         SERVICES AND OFFICE SPACE. ISMIE, the attorney-in-fact and the Medical Society share various support services under a shared services agreement. The shared services agreement will be assumed by Holdings following the conversion. Currently, services covered by the agreement are office space, administrative, human resources, public relations, membership services, communications, mail and other miscellaneous services. The agreement has a term of five years and thereafter is automatically renewed on an annual basis. Any party may terminate the agreement upon six month's prior notice. Under the agreement, each party pays its pro rata share of the estimated cost of providing the services based on the amount of services expected to be used by each party. If actual usage of the services varies from expected usage, adjustments to the rates may be negotiated by the parties.


         LOANS TO EXECUTIVE OFFICERS. Messrs. Lerner, Udstuen and Holden are indebted to ISMIE and the attorney-in-fact under loans which will be assumed by Holdings following the conversion. The loans are secured by mortgages on the executives' homes. The principal balance remaining on the loans at January 31, 1999 was $272,573, $102,672, and $466,751 for Messrs. Lerner, Udstuen and
Holden, respectively. The loans are evidenced by notes which bear interest at 6% and mature in 2021, in the case of Messrs. Lerner and Udstuen, and in 2020 in the case of Mr. Holden (a portion of Mr. Holden's loan matures in 2024). ISMIE believes the terms of the loans are substantially equivalent to what the officers could have obtained from unaffiliated third parties.

                            OWNERSHIP OF COMMON STOCK

         The following table sets forth information regarding beneficial ownership of Holdings common stock as of the completion of the conversion by (i) each director and executive officer named in the Summary Compensation Table and
(ii) all directors and executive officers of Holdings as a group. No person will own more than 5% of the outstanding shares of common stock. The number of shares of common stock beneficially owned by each physician director represents the number of shares the director and persons and entities affiliated with the director are expected to receive as eligible members under the terms of the conversion. Except as noted below, each holder listed will have sole investment and voting power with respect to the shares beneficially owned by the holder. The address for all stockholders listed in the table is c/o ISMIE Holdings Inc., 20 North Michigan Avenue, Suite 700, Chicago, Illinois 60602-4890.

                                            NUMBER OF SHARES
                                              EXPECTED TO BE       PERCENT
NAME                                        BENEFICIALLY OWNED     OF TOTAL
----                                        ------------------     --------

Harold L. Jensen, M.D......................                            *
Walter Whisler, M.D........................                            *
Alexander R. Lerner........................         -0-               -0-
Donald A. Udstuen..........................         -0-               -0-
Jeffrey M. Holden..........................         -0-               -0-
Eugene J. Gross............................         -0-               -0-
Saul J. Morse..............................         -0-                *
Irwin A. Smith, M.D........................                            *
Peter A. Brusca, M.D.......................                            *
Richard A. Geline, M.D.....................                            *
Henri S. Havdala, M.D......................                            *
Robert M. Reardon, M.D.....................                            *
Jane Jackman, M.D..........................                            *
All directors and executive officers
as a group (13 persons)....................                            *

 --------
* Less than one percent

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Upon completion of the conversion, the authorized capital stock of Holdings will consist of 40,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights, preferences and powers of which may be designated by the Holdings Board. At present, there are no shares of preferred stock issued or outstanding.


         The following description sets forth the significant aspects of the capital stock of Holdings should not be considered to be complete or to give full effect to Delaware statutory or common law and is, in all respects, qualified by reference to the applicable provisions of the DGCL, and the certificate of incorporation and the bylaws of Holdings.

COMMON STOCK

         Holders of shares of common stock have one vote per share on matters to be voted upon by the stockholders and, except for the prior rights of the holders of preferred stock, to receive dividends ratably when and as declared by the Holdings Board out of legally available funds. Stockholders are also entitled to share ratably in the assets of Holdings legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of the common stock do not have preemptive rights and will have no subscription, redemption or conversion privileges. The common stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares of common stock voting for the election of directors can elect all of the directors then being elected. All of the shares of common stock to be issued in the conversion when issued will be fully paid and nonassessable. The rights, preferences and powers of holders of common stock are secondary to the rights of the holders of shares of any series of preferred stock which Holdings may issue in the future. Pursuant to Section 160 of the DGCL, ISMIE Indemnity Company will not be entitled to vote the shares of common stock issued to it in the conversion. See "The Conversion -- Additional Aspects of the Conversion and the Merger Agreement -Issuance of Shares to ISMIE Indemnity Company."

PREFERRED STOCK

         The Holdings Board will have the authority, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to determine the dividend rights, any conversion rights or rights of exchange, voting powers, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences, powers and restrictions. The number of shares constituting a series of preferred stock and the designation must be stated in a resolution or resolutions providing for the issuance of the series of preferred stock in accordance with the laws of the State of Delaware.

         The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Holdings, making removal of the present management more difficult, restricting the payment of dividends and other distributions to the holders of common stock, diluting the voting power of the common stock to the extent that the preferred stock has voting rights or diluting the equity interests of the common stock to the extent that the preferred stock is convertible into common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. Accordingly, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the stockholders of Holdings.


STATUTORY, CHARTER AND BYLAW PROVISIONS WHICH COULD HAVE AN ANTI-TAKEOVER EFFECT


         The following is a description of provisions of the DGCL, Illinois law and the certificate of incorporation and bylaws of Holdings which could have an anti-takeover effect. This summary should not be considered complete and should be read with reference to the complete text of the DGCL, the certificate of incorporation and the bylaws.


         Holdings is governed by the provisions of Section 203 of the DGCL.
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.


         Illinois Insurance laws and regulations provide that no person may acquire control of Holdings, and thus indirect control of its insurance subsidiary, ISMIE Indemnity Company, unless the person has obtained the prior approval of the Illinois Director of Insurance. Under Illinois law, any purchaser of 10% or more of the voting stock of an insurance holding company is presumed to have acquired control of affiliated or subsidiary insurers and is required to obtain the approval of the Illinois Director of Insurance before consummating the purchase.


         Some provisions of the Certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to improve the likelihood of continuity and stability in the composition of the policies formulated by the Holdings Board. In addition, these provisions also are intended to ensure that the Holdings Board will have sufficient time to act in what the Board of directors believes to be in the best interests of ISMIE and its stockholders. These provisions also are designed to reduce the vulnerability of Holdings to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Holdings. The provisions are also intended to discourage tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of Holdings by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer or proxy contest, even if the event would be favorable to the interest of stockholders.


         CLASSIFIED BOARD OF DIRECTORS. The certificate of incorporation provides for the Holdings Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of preferred stock). As a result, approximately one-third of the Holdings Board will be elected each year. The classified board provision will help to assure the continuity and stability of the Holdings Board and the business strategies and policies of Holdings as determined by the Holdings Board. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of Holdings without the approval of the Holdings Board. In addition, the classified board provision could delay stockholders who oppose the policies of the Holdings Board from electing a majority of the Holdings Board for two years.


         NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The certificate of incorporation also provides that special meetings of stockholders may be called only by the President or Secretary at the request of a majority of the Holdings Board, or by the Chairman. Stockholders are not permitted to call a special meeting of stockholders or to require that the Holdings Board call a special meeting.


         ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINEES. The certificate of incorporation establishes an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders of Holdings. The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the Holdings Board, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the Secretary of Holdings prior to the meeting at which directors are to be elected, will be eligible for election as directors. The stockholder notice procedure also provides that at an annual meeting only the business may be conducted as has been brought before the meeting by, or at the direction of, the Holdings Board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the Secretary of the stockholder's intention to bring the business before the meeting. Under the stockholder notice procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder must submit written notice to Holdings not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. In addition, under the stockholder notice procedure, a stockholder's notice to Holdings proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting, in accordance with the stockholder notice procedure, that business shall not be discussed or transacted.

         NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES. The certificate of incorporation provides that the Holdings Board will consist of not less than three and not more than fifteen members (other than directors elected by holders of preferred stock), the exact number to be fixed from time to time by resolution adopted by the directors of Holdings. The Holdings Board currently consists of ten directors. Further, unless affected by the rights of the holders of any series of preferred stock then outstanding, the certificate of incorporation authorizes the Holdings Board to fill newly created directorships. If a number of vacancies existed in the Holdings Board, this provision could delay the ability of a stockholder from obtaining majority representation on the Holdings Board by permitting the Holdings Board to enlarge the Holdings Board in certain circumstances and fill the new directorships with its own nominees. A director so elected by the Holdings Board holds office until the next election of the class for which the director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of preferred stock then outstanding, the certificate of incorporation also provides that directors may be removed only for cause and only by the favorable vote of holders of two-thirds of the outstanding shares of voting securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Holdings Board by filling the vacancies created by the removal with its own nominees.


         EXCULPATION; INDEMNIFICATION. Holdings has included in its certificate of incorporation provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.


         BYLAWS. The certificate of incorporation provides that the directors shall have concurrent power with the stockholders to make, alter, amend, change, add or repeal the bylaws.

TRANSFER AGENT AND REGISTRAR

         ______________ has been appointed as the transfer agent and registrar for the common stock.

                                  LEGAL MATTERS

         The validity of the common stock to be issued in the conversion will be passed on for us by our counsel, Lord, Bissell & Brook.

                                     EXPERTS

         The consolidated financial statements of the Illinois State Medical Inter-Insurance Exchange and subsidiary at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 and the balance sheet of ISMIE Holdings Inc. at April 14,

1999 appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, appearing elsewhere in this document, and are included in reliance upon the reports given the authority of that firm as experts in accounting and auditing.

                      GLOSSARY OF SELECTED INSURANCE TERMS


Cede To transfer risk and related premium in connection with a reinsurance transaction.

Claims made and reported basis      A liability insurance policy written on a
                                    basis that generally insures only claims that are reported to the insurer during the policy period, or reported during any extended reporting period provided in the policy or any endorsement to the policy, but only if the claims arise from incidents that occurred after a retroactive date stated in the policy. A claims made and reported policy is to be distinguished from an "occurrence policy" which generally insures claims that arise from incidents that occurred during the policy period irrespective of when the claims are reported.

Combined ratio                      The sum of the loss ratio and the expense
                                    ratio expressed as a percentage.
                                    Generally, a combined ratio below 100%
                                    indicates an underwriting profit and a
                                    combined ratio above 100% indicates an
                                    underwriting loss.

Direct premiums written             Total premiums written by an insurer
                                    other than premiums for reinsurance
                                    assumed by an insurer.


Excess of loss reinsurance          A generic term describing reinsurance
                                    that indemnifies the reinsured against
                                    all or a specified portion of losses on
                                    underlying insurance policies in excess
                                    of a specified dollar amount, called a
                                    "layer" or "retention."

Expense ratio                       Policy acquisition costs and other
                                    underwriting expenses, divided by net
                                    premiums earned under GAAP accounting or by net premiums written under statutory accounting, expressed as a percentage.

Frequency                           Refers to the rate of occurrence. The number
                                    of times a claim or a loss by a specific peril occurs to a given body of exposures or insureds during a particular time period.

GAAP Generally accepted accounting principles in use throughout the United States in the preparation of financial statements, including the financial statements presented in this proxy statement/prospectus.

Incurred but not reported           The estimated liabilities for future
           (IBNR) reserves          payments of losses and loss adjustment
                                    expense that  have occurred, but
                                    have not yet been reported to the insurer.


Loss adjustment expense (LAE)       Expenses incurred in the settlement of
                                    claims, including outside adjustment
                                    expenses, legal fees and internal
                                    administration costs associated with the claims adjustment process, but not including general overhead expenses.


Loss adjustment expense reserves    Liabilities established for loss adjustment
                                    expense. Loss adjustment expense includes an estimated provision for incurred but not reported losses.


Loss ratio                          The ratio of net incurred losses and loss
                                    adjustment expense to net premiums
                                    earned. Net incurred losses include an
                                    estimated provision for incurred but not reported losses.

Net premiums written                Gross premiums written less premiums ceded.

Premiums ceded                      The consideration paid to reinsurers
                                    in connection with reinsurance transactions.

Premiums earned                     The portion of premiums written
                                    applicable the expired period of policies and, accordingly, recognized as revenue during a given period.

Quota share basis                   Reinsurance wherein the insurer
                                    cedes an agreed fixed percentage of
                                    liabilities, premiums and losses for each policy covered on a pro rata basis.

Redundancy (deficiency)             Estimates in reserves change as more
                                    information becomes known about the
                                    frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater
                                    (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reinsurance                         A procedure whereby an original insurer
                                    cedes a portion of the premium to a
                                    reinsurer as payment for the reinsurer's assumption of a portion of the risk;
                                    referred
                                    to as reinsurance ceded by the original
                                    insurer and as reinsurance assumed by the reinsurer.

Reserves Liabilities established by insurers to reflect the estimated cost of claims and the related LAE expenses that the insurer will ultimately be required to pay in respect of insurance it has written.

Retention                           The amount or portion of risk that an
                                    insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In quota share treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

Risk-Based Capital (RBC)            Regulatory and rating agency targeted
Requirements                        surplus based on the relationship of
                                    statutory surplus, with certain adjustments, to the sum of slated percentages of each element of a specified list of company risk exposures.

Severity The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

Statutory Accounting Practices      The accounting rules and procedures
(SAP)                               promulgated or permitted by the National
                                    Association of Insurance Commissioners
                                    (NAIC) for financial reporting by insurers licensed in one or more states of the United
                                    States.

Statutory surplus                   Total assets less total liabilities
                                    as determined in accordance with SAP.

Underwriting                        The process whereby an insurer, directly or
                                    through its agent, reviews applications
                                    submitted for insurance coverage and
                                    determines whether it will accept all or part of the coverage being requested, and the applicable premium.

                              ISMIE Holdings, Inc.



                                 April 14, 1999


                                    CONTENTS


Report of Independent Auditors................................................F-2

Balance Sheet.................................................................F-3
Note to Balance Sheet.........................................................F-4

                         Report of Independent Auditors



Board of Directors
ISMIE Holdings Inc.


We have audited the accompanying balance sheet of ISMIE Holdings Inc. as of April 14, 1999. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ISMIE Holdings Inc. as of April 14, 1999, in conformity with generally accepted accounting principles.

                                                       /s/ Ernst & Young LLP



Chicago, Illinois
April 14, 1999

                              ISMIE Holdings, Inc.


                                  Balance Sheet

                                 April 14, 1999




ASSETS


Investment in subsidiary                                                                       $1,000
                                                                                       --------------------
Total assets                                                                                   $1,000
                                                                                       --------------------
                                                                                       --------------------

STOCKHOLDER'S EQUITY
Preferred stock, $.01 par value, 5,000,000 shares authorized;
   no shares issued and outstanding                                                            $    -
Common stock, $.01 par value, 40,000,000 shares authorized; 100,000 shares issued
   and outstanding                                                                              1,000
                                                                                       --------------------
Total stockholder's equity                                                                     $1,000
                                                                                       --------------------
                                                                                       --------------------

SEE ACCOMPANYING NOTE.


                              ISMIE Holdings, Inc.


                              Note to Balance Sheet

                                 April 14, 1999




1.  ORGANIZATION

ISMIE Holdings Inc. (ISMIE Holdings) is a Delaware corporation that is a wholly owned subsidiary of Illinois State Medical Inter-Insurance Exchange (Exchange). ISMIE Holdings has no historic operations and was organized in April 1999 as part of the Exchange's plan to reorganize its corporate structure.

In April 1999, ISMIE Holdings acquired the outstanding stock of ISMIE Indemnity Company, a newly organized Illinois stock insurer.


2.  RELATED PARTIES

Certain of the members of the ISMIE Holdings Board of Directors are also policyholders of the Exchange and eligible to receive Common Stock of ISMIE Holdings. These directors may experience claims requiring coverage under their respective insurance policies.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

                   Index to Consolidated Financial Statements





                                    CONTENTS

Report of Independent Auditors......................................................F-6

Consolidated Balance Sheets as of December 31, 1998, 1997 and as of
   March 31, 1999...................................................................F-7
Consolidated Statements of Income for the years ended December 31, 1998,
   1997, 1996, and for the three months ended March 31, 1999 and 1998...............F-8
Consolidated Statements of Changes in Members' Equity for the years ended
   December 31, 1998, 1997, 1996, and for the three months ended March 31, 1999.....F-9
Consolidated Statements of Cash Flows for the years ended December 31, 1998,
   1997, 1996, and for the three months ended March 31, 1999 and 1998...............F-10
Notes to Consolidated Financial Statements..........................................F-11

                         Report of Independent Auditors

Board of Governors
Illinois State Medical Inter-Insurance Exchange

We have audited the accompanying consolidated balance sheets of the Illinois State Medical Inter-Insurance Exchange and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Illinois State Medical Inter-Insurance Exchange and subsidiary at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP



March 1, 1999,
except for Note 12, as to which the date is May 5, 1999

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

                           Consolidated Balance Sheets
                                 (IN THOUSANDS)


                                                                MARCH 31                 DECEMBER 31
                                                                  1999             1998              1997
                                                               ----------        ----------        ----------
                                                               (UNAUDITED)
ASSETS
Investments (NOTE 3):
   Fixed maturities - At fair value (amortized cost:
     1999 - $814,621; 1998 - $799,135; 1997 - $728,838)        $  821,424        $  820,191        $  736,816
   Equity securities - At fair value (cost: 1999 -
     $18,993; 1998 - $15,975)                                      22,241            17,969                --
   Other invested assets                                           10,230            10,581            11,422
                                                               ----------        ----------        ----------

                                                                  853,895           848,741           748,238

Cash and cash equivalents                                          39,668            38,920            39,095
Premiums receivable                                                10,422             9,134            12,015
Accrued investment income                                           9,180            10,957             9,721
Income taxes recoverable                                            3,373             3,373            12,605
Reinsurance receivables (NOTE 7)                                  227,074           232,613           335,426
Funds held by reinsurers                                            9,951             9,290            25,797
Deferred income taxes (NOTE 4)                                     38,148            32,682            37,200
Other assets (NOTE 5)                                              25,721            25,718            26,409
                                                               ----------        ----------        ----------
                                                               $1,217,432        $1,211,428        $1,246,506
                                                               ----------        ----------        ----------
                                                               ----------        ----------        ----------
LIABILITIES AND MEMBERS' EQUITY
Liabilities:
   Losses and loss adjustment expenses (NOTES 6 AND 7)         $  895,835        $  895,275        $  946,082
   Unearned premiums                                               21,579            24,343            22,126
   Funds held for or payable to reinsurers                         15,089            15,461            25,617
   Accrued expenses and other liabilities (NOTE 5)                 24,080            24,626            23,415
   Income taxes payable                                             1,938               888               455
   Advanced premiums billed but not collected                       9,295             8,145             8,642
   Payable for securities                                          11,840                --                --
                                                               ----------        ----------        ----------
                                                                  979,656           968,738         1,026,337

Commitments and contingencies (NOTES 7 AND 10)

Members' equity:
   Unassigned members' equity                                     231,242           227,707           214,982
   Accumulated other comprehensive income                           6,534            14,983             5,187
                                                               ----------        ----------        ----------
                                                                  237,776           242,690           220,169
                                                               ----------        ----------        ----------
                                                               $1,217,432        $1,211,428        $1,246,506
                                                               ----------        ----------        ----------
                                                               ----------        ----------        ----------


SEE ACCOMPANYING NOTES.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

                        Consolidated Statements of Income
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              THREE MONTHS                           YEAR ENDED
                                                             ENDED MARCH 31                          DECEMBER 31
                                                           1999           1998           1998           1997            1996
                                                         ---------      ---------      ---------      ---------      ---------
                                                               (UNAUDITED)
INCOME
Premiums earned                                          $  35,788      $  28,479      $ 131,998      $  97,667      $  85,817
Net investment income                                       12,067         11,456         45,361         46,663         46,436
Net realized gains (losses) on investments (NOTE 3)            283             13           (104)          (401)         2,406
Other income                                                    --             --          5,095             --             --
                                                         ---------      ---------      ---------      ---------      ---------
                                                            48,138         39,948        182,350        143,929        134,659
LOSSES AND EXPENSES
Losses and loss adjustment expenses                         40,221         32,884        153,660        117,816        105,403
Other underwriting expenses                                  4,249          3,571         16,222         10,878          6,296
                                                         ---------      ---------      ---------      ---------      ---------
                                                            44,470         36,455        169,882        128,694        111,699
                                                         ---------      ---------      ---------      ---------      ---------
Income before income taxes                                   3,668          3,493         12,468         15,235         22,960

Income taxes (credit) (NOTE 4):
   Current                                                   1,050          1,050            500          3,900             --
   Deferred                                                   (917)          (970)          (757)        (7,106)        19,541
                                                         ---------      ---------      ---------      ---------      ---------
                                                               133             80           (257)        (3,206)        19,541
                                                         ---------      ---------      ---------      ---------      ---------
Net income                                               $   3,535      $   3,413      $  12,725      $  18,441      $   3,419
                                                         ---------      ---------      ---------      ---------      ---------
                                                         ---------      ---------      ---------      ---------      ---------
Earnings per share (pro forma) - Unaudited (NOTE 12)     $     .35      $     .34      $    1.27
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------


SEE ACCOMPANYING NOTES.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

              Consolidated Statements of Changes in Members' Equity
                                 (IN THOUSANDS)


                                                            ACCUMULATED
                                             UNASSIGNED        OTHER
                                              MEMBERS'     COMPREHENSIVE
                                              EQUITY        INCOME (LOSS)        TOTAL
                                             --------       -------------      ---------
BALANCE AT DECEMBER 31, 1995                 $193,122        $   7,847         $ 200,969
1996 activity:
   Net income                                   3,419               --             3,419
   Other comprehensive income:
     Change in unrealized loss on
       investments, net of tax                     --          (11,052)          (11,052)
                                                                               ---------
   Comprehensive loss                              --               --            (7,633)
                                             --------        ---------         ---------
BALANCE AT DECEMBER 31, 1996                  196,541           (3,205)          193,336
1997 activity:
   Net income                                  18,441               --            18,441
   Other comprehensive income:
     Change in unrealized gain on
       investments, net of tax                     --            8,392             8,392
                                                                               ---------
   Comprehensive income                            --               --            26,833
                                             --------        ---------         ---------
BALANCE AT DECEMBER 31, 1997                  214,982            5,187           220,169
1998 activity:
   Net income                                  12,725               --            12,725
   Other comprehensive income:
     Change in unrealized gain on
       investments, net of tax                     --            9,796             9,796
                                                                               ---------
   Comprehensive income                            --               --            22,521
                                             --------        ---------         ---------
BALANCE AT DECEMBER 31, 1998                  227,707           14,983           242,690
1999 activity (unaudited):
   Net income                                   3,535               --             3,535
   Other comprehensive income:
     Change in unrealized gain on
       investments, net of tax                     --           (8,449)           (8,449)
                                                                               ---------
   Comprehensive loss                              --               --            (4,914)
                                             --------        ---------         ---------
BALANCE AT MARCH 31, 1999 (UNAUDITED)
                                             $231,242        $   6,534         $ 237,776
                                             --------        ---------         ---------
                                             --------        ---------         ---------

SEE ACCOMPANYING NOTES.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

                      Consolidated Statements of Cash Flows
                                 (IN THOUSANDS)

                                                                        THREE MONTHS
                                                                        ENDED MARCH 31              YEAR ENDED DECEMBER 31
                                                                      1999         1998         1998          1997          1996
                                                                    --------     --------     ---------     ---------     ---------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income                                                          $  3,535     $  3,413     $  12,725     $  18,441     $   3,419
Adjustments to reconcile net income to net cash provided by
   (used in) operating activities:
     Deferred income tax                                                (917)        (970)         (757)       (7,106)       19,541
     Amortization of net premium on investments                          250          344         1,381         1,724         2,185
     Net realized (gains) losses on investments                         (283)         (13)          104           401        (2,406)
     Decrease in book value of other invested assets                      41           41           166           166           176
     (Increase) decrease  in receivables and other assets              5,364         (873)      121,656        43,470       (20,444)
     Increase (decrease) in unpaid losses and loss adjustment
       expenses                                                          560       (1,698)      (50,807)      (34,135)      (41,430)
     Increase (decrease) in unearned premiums, funds held for or payable to reinsurers, advanced premiums billed but not
       collected, accrued expenses and other liabilities, and
       payable for securities                                          9,308        1,593        (7,223)      (29,986)      (27,792)
     Increase in income taxes payable, net of amounts
       recoverable                                                     1,050        1,397         9,665         3,538         2,776
                                                                    --------     --------     ---------     ---------     ---------
Net cash provided by (used in) operating activities                   18,908        3,234        86,910        (3,487)      (63,975)

INVESTING ACTIVITIES
Purchase of investments                                              (96,976)     (69,573)     (302,135)     (128,722)     (120,049)
Proceeds from sale or maturity of investments                         78,816       61,827       215,052       150,397       183,932
                                                                    --------     --------     ---------     ---------     ---------
Net cash provided by (used in) investing activities                  (18,160)      (7,746)      (87,083)       21,675        63,883

FINANCING ACTIVITIES - OTHER                                              --           --            (2)           (8)         (284)
                                                                    --------     --------     ---------     ---------     ---------
Increase (decrease) in cash and cash equivalents                         748       (4,512)         (175)       18,180          (376)
Cash and cash equivalents, at beginning of period                     38,920       39,095        39,095        20,915        21,291
                                                                    --------     --------     ---------     ---------     ---------
Cash and cash equivalents, at end of period                         $ 39,668     $ 34,583     $  38,920     $  39,095     $  20,915
                                                                    --------     --------     ---------     ---------     ---------
                                                                    --------     --------     ---------     ---------     ---------


SEE ACCOMPANYING NOTES

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

                   Notes to Consolidated Financial Statements


1.  ORGANIZATION AND OPERATIONS

The Illinois State Medical Inter-Insurance Exchange (Exchange) provides comprehensive professional liability insurance to Illinois physicians. The Exchange is an inter-insurance exchange, or reciprocal, formed under the Illinois Insurance Code. An inter-insurance exchange is an organization under which policyholders "exchange" insurance contracts and thereby insure each other and become members of the Exchange. The Exchange is managed under contract by Illinois State Medical Insurance Services, Inc. (Services), which was formed on July 1, 1998, as a wholly owned subsidiary of the Exchange, subject to the general supervision of the Exchange's Board of Governors. Prior to July 1, 1998, the Exchange was managed by an affiliated entity, Illinois Medical Physician Insurance Services, Inc. (IMPIS), which is a wholly owned subsidiary of the Illinois State Medical Society (Society). Services and IMPIS are compensated by the Exchange on a cost-reimbursement basis. The Exchange and Services were organized solely for the purpose of providing insurance for Illinois physicians. Generally, the Exchange has not been operated to generate a profit. Earnings that the Exchange has generated through its history have been used to write additional business and absorb losses. The Exchange was organized with capital contributed by members in the form of guaranty fund certificates. These certificates were redeemed before 1989.


Since July 1, 1986, all insurance policies issued by the Exchange are on a "claims made" basis and provide coverage for the policyholder for claims first made against the policyholder and reported to the Exchange during the policy period for claims which occurred on or after the retroactive date stated in the policy. Prior to July 1986, all insurance policies issued by the Exchange were on an "occurrence" basis and provided coverage for the policyholder for claims incurred during the policy period regardless of when the claims were reported to the Exchange. The Exchange also provides, upon payment of an additional premium, a reporting endorsement that extends the period in which claims otherwise covered by the "claims made" policy may be reported to the Exchange. In the event of death or permanent disability of a policyholder, the reporting endorsement is issued without additional premium. Upon retirement of a policyholder, as defined in the policy, the policyholder may be eligible for a credit toward the additional premium for the reporting endorsement calculated at one-ninetieth of the additional premium for each consecutive month that the policyholder was insured by the Exchange. In no event will the credit exceed 100% of the additional premium. The Exchange establishes reserves to fund the reporting endorsements that are issued without additional premium or with reduced premiums.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of the Exchange, Services (since date of inception) and IMPIS (prior to July 1, 1998), collectively, the "Company." These financial statements have been prepared in conformity with generally accepted accounting principles. All transactions between the Exchange, Services, and IMPIS have been eliminated in the preparation of the consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions, and such differences may be material to the financial statements.

INVESTMENTS

The Company has designated its entire fixed-maturities and equity securities portfolio as available-for-sale. These available-for-sale investments are carried at fair value. Changes in fair value for these investments, after adjustment for deferred income taxes, are reported as other comprehensive income directly in members' equity.

Fair values for fixed maturities and equity securities are based on quoted market prices, or, if they are not actively traded, on estimated values obtained from independent pricing services. Realized gains or losses are determined on the basis of specific identification and are included in the determination of net income or loss. The discount or premium on investments is amortized using the interest method.

LOSSES AND LOSS ADJUSTMENT EXPENSES

The liability for losses and loss adjustment expenses represents an estimate of the ultimate net cost of all such amounts that are unpaid at the balance sheet dates. The Company does not discount the liability for losses and loss adjustment expenses. The liability is based on loss and loss adjustment expense factors determined by independent consulting actuaries using statistical analyses and projections and the historical loss experience of the Company, and gives effect to estimates of trends in claim severity and

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

2.  ACCOUNTING POLICIES (CONTINUED)

frequency. These estimates are continually reviewed and, as adjustments become necessary, such adjustments are included in current operations. Although management believes that the estimate of the liability for losses and loss adjustment expenses is reasonable in the circumstances, it is possible that the actual incurred losses and loss adjustment expenses will not conform to the assumptions inherent in the determination of the liability. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimated amounts included in the financial statements.

PREMIUMS

Premiums are earned ratably over the policy period to which they apply. Net premiums written totaled $134,215,000, $104,953,000, and $85,532,000 in 1998,
1997, and 1996, respectively.

REINSURANCE

Reinsurance premiums, losses, and loss adjustment expenses are accounted for on a basis consistent with the accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium revenue. Reinsurance receivables are reported as assets in the accompanying consolidated balance sheets. There are no restrictions on the funds paid to or held for reinsurers.



DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs (primarily commissions and beginning in 1998, the Illinois privilege tax), which vary with and are directly related to the production of business, are capitalized and amortized over the effective period of the related policies. Included in other underwriting expenses were policy acquisition costs of $1,188,000 and $898,000 for the three months ended March 31, 1999 and 1998, and $3,413,000, $2,253,000, and $1,303,000 for the years ended December 31, 1998, 1997, and 1996, respectively.



There were no unamortized policy acquisition costs at any of the balance sheet dates.



OTHER INCOME

During 1998, the Company received $5,095,000 representing interest on federal income taxes recoverable from prior tax years.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

2.  ACCOUNTING POLICIES (CONTINUED)


CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.


FINANCIAL INSTRUMENTS

The fair values of investments are reported in Note 3. The fair values of other financial instruments approximate their carrying values at the balance sheet dates.


SEGMENT INFORMATION

In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which became effective on December 31, 1998. The Company operates in only one reportable industry segment and therefore Statement No. 131 did not require disclosure of any significant information beyond that previously provided in the Company's consolidated financial statements.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company plans to adopt Statement No. 133 on the effective date. Statement No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.



In 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," SOP 98-1, which has been adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP 98-1, the Company expensed all internal use software related costs as incurred. The effect of adopting SOP 98-1 was not material to the Company's consolidated operating results.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

2.  ACCOUNTING POLICIES (CONTINUED)


UNAUDITED INTERIM INFORMATION

The accompanying financial statements and notes as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial statements. The results of operations for the interim period are not necessarily indicative of results that may be expected for the entire year.


3.  INVESTMENTS

The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturities and equity securities are summarized as follows:



                                                       COST OR         GROSS             GROSS
                                                      AMORTIZED      UNREALIZED        UNREALIZED          FAIR
                                                         COST           GAINS            LOSSES            VALUE
                                                       --------        --------         ---------         --------
                                                                             (IN THOUSANDS)
AT MARCH 31 , 1999 (UNAUDITED)
Fixed maturity securities:
   U.S. government obligations                         $157,137        $  2,874         $  (1,148)        $158,863
   Corporate securities                                 356,582           4,820            (2,012)         359,390
   Mortgage-backed and other
     asset-backed securities                            288,599           3,100              (969)         290,730
   States, territories, and
     possessions                                          6,691             124                --            6,815
   Public utilities                                       5,612              14                --            5,626
                                                       --------        --------         ---------         --------
Total fixed maturities                                  814,621          10,932            (4,129)         821,424
Total equity securities                                  18,993           3,507              (259)          22,241
                                                       --------        --------         ---------         --------
                                                       $833,614        $ 14,439         $  (4,388)        $843,665
                                                       --------        --------         ---------         --------
                                                       --------        --------         ---------         --------

AT DECEMBER 31, 1998
Fixed maturity securities:
   U.S. government obligations                         $155,165        $  5,848         $      (7)        $161,006
   Corporate securities                                 345,733          10,965              (119)         356,579
   Mortgage-backed and other
     asset-backed securities                            285,930           4,191              (190)         289,931
   States, territories, and
     possessions                                          6,691             319                --            7,010
   Public utilities                                       5,616              49                --            5,665
                                                       --------        --------         ---------         --------
Total fixed maturities                                  799,135          21,372              (316)         820,191
Total equity securities                                  15,975           2,440              (446)          17,969
                                                       --------        --------         ---------         --------
                                                       --------        --------         ---------         --------
                                                       $815,110        $ 23,812         $    (762)        $838,160
                                                       --------        --------         ---------         --------
                                                       --------        --------         ---------         --------

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

3.  INVESTMENTS (CONTINUED)


                                                       COST OR         GROSS         GROSS
                                                      AMORTIZED      UNREALIZED    UNREALIZED         FAIR
                                                         COST          GAINS         LOSSES           VALUE
                                                       --------        ------        -------         --------
                                                                          (IN THOUSANDS)
AT DECEMBER 31, 1997
Fixed maturity securities:
   U.S. government obligations                         $152,551        $1,809        $  (195)        $154,165
   Corporate securities                                 261,739         3,781           (657)         264,863
   Mortgage-backed and other
     asset-backed securities                            307,854         4,074           (927)         311,001
   States, territories, and                               6,694            93             --            6,787
     possessions
                                                       --------        ------        -------         --------
Total fixed maturities                                 $728,838        $9,757        $(1,779)        $736,816
                                                       --------        ------        -------         --------
                                                       --------        ------        -------         --------


The amortized cost and fair value of fixed maturities, by contractual maturity, are summarized as follows (in thousands):


                                                 MARCH 31 , 1999                DECEMBER 31, 1998
                                              AMORTIZED        FAIR           AMORTIZED        FAIR
MATURITY                                        COST           VALUE            COST           VALUE
--------                                      --------        --------        --------        --------
                                                                     (UNAUDITED)
Due in one year or less                       $  5,065        $  5,109        $     --        $     --
Due after one year through five years          220,999         222,567         261,404         265,674
Due after five years through ten years         285,934         289,322         237,777         250,166
Due after ten years                             14,024          13,696          14,024          14,420
                                              --------        --------        --------        --------
                                               526,022         530,694         513,205         530,260
Mortgage-backed and other asset-backed
   securities                                  288,599         290,730         285,930         289,931
                                              --------        --------        --------        --------
                                              $814,621        $821,424        $799,135        $820,191
                                              --------        --------        --------        --------
                                              --------        --------        --------        --------


The expected maturities in the foregoing table will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The components of the equity securities are as follows (in thousands):

                                                         MARCH 31      DECEMBER 31
                                                           1999           1998
                                                          -------        -------
                                                        (UNAUDITED)
Equity securities:
   Common stock:
     Banks, trust, and insurance companies                $ 3,339        $ 2,501
     Industrial, miscellaneous, and all other              18,902         15,468
                                                          -------        -------
     Total equity securities                              $22,241        $17,969
                                                          -------        -------
                                                          -------        -------

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

3.  INVESTMENTS (CONTINUED)

Proceeds from the sales of fixed maturities were $60,013,000 and $46,970,000 for the three months ended March 31, 1999 and 1998, and $135,390,000, $105,489,000,
and $123,388,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Proceeds from the sales of equity securities were $1,108,000 for the three months ended March 31, 1999, and $1,810,000 for the year ended December 31, 1998.



Major categories of net investment income are summarized as follows (in thousands):



                                      THREE MONTHS                           YEAR ENDED
                                     ENDED MARCH 31                          DECEMBER 31
                                   1999           1998            1998          1997           1996
                                 -------        -------        -------        -------        -------
                                      (UNAUDITED)
Fixed maturities                 $12,374        $11,844        $47,171        $47,373        $48,373
Equity securities                     36             --             50             --             --
Cash and cash equivalents            383            383          1,390          2,060          1,738
Other                                160            152            601            621            602
                                 -------        -------        -------        -------        -------
Total investment income           12,953         12,379         49,212         50,054         50,713
Investment expenses                  886            923          3,851          3,391          4,277
                                 -------        -------        -------        -------        -------
Net investment income            $12,067        $11,456        $45,361        $46,663        $46,436
                                 -------        -------        -------        -------        -------
                                 -------        -------        -------        -------        -------


Realized gains and losses on investments are summarized as follows (in thousands):


                                      THREE MONTHS                      YEAR ENDED
                                     ENDED MARCH 31                     DECEMBER 31
                                   1999         1998          1998          1997           1996
                                  -----         -----         -----         -----         ------
                                      (UNAUDITED)
Fixed maturities:
   Gross realized gains           $ 361         $ 107         $ 853         $ 545         $1,852
   Gross realized losses             --            --           478           537            576
                                  -----         -----         -----         -----         ------
Net realized gains on
   fixed maturities                 361           107           375             8          1,276

Equity securities:
   Gross realized gains              --            --            81            --             --
   Gross realized losses              1            --           157            --             --
                                  -----         -----         -----         -----         ------
Net realized losses on
   equity securities                 (1)           --           (76)           --             --

Other invested assets:
   Gross realized gains              --            --            --            --          1,269
   Gross realized losses             77            94           403           409            139
                                  -----         -----         -----         -----         ------
Net realized gains
   (losses) on other
   invested assets                  (77)          (94)         (403)         (409)         1,130
                                  -----         -----         -----         -----         ------
Net realized gains
   (losses) on investments        $ 283         $  13         $(104)        $(401)        $2,406
                                  -----         -----         -----         -----         ------
                                  -----         -----         -----         -----         ------

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

3.  INVESTMENTS (CONTINUED)

The change in the Company's unrealized appreciation (depreciation) on fixed maturities was $15,071,000, $12,909,000, and $(17,003,000), for the years ended
December 31, 1998, 1997, and 1996, respectively.


At December 31, 1998 and 1997, fixed maturities with an aggregate amortized cost of $3,134,000 and $3,027,000, respectively, were held on deposit to meet statutory and reinsurance escrow requirements.


The Company participates, through a trustee, in a securities lending program with major securities brokers. Investment securities with an aggregate fair value of $94,852,000 (unaudited) were loaned to various brokers in connection with a securities lending program at March 31, 1999. These securities are returnable on demand and collateralized by cash deposits amounting to approximately 102% of the market value of the securities loaned. Since the Company may demand that a counterparty return the securities which it has borrowed at any time, the Company retains effective control of all assets participating in the securities lending program. The Company receives lending fees and continues to earn interest on the loaned securities.



There were no investment securities loaned at December 31, 1998 or 1997.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

4.  INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates.

Significant components of deferred tax assets and liabilities are as follows (in thousands):


                                                        MARCH 31              DECEMBER 31
                                                          1999             1998             1997
                                                        --------         --------         --------
                                                      (UNAUDITED)
Deferred tax assets:
   Tax-basis loss reserve discounting adjustment        $ 42,566         $ 42,486         $ 47,408
   Alternative minimum tax credit carryforward             3,774            4,674            4,046
   Tax-basis unearned premium reserve adjustment              51              793            1,233
   Tax-basis fixed asset adjustment                        1,369            1,396            1,367
   Other                                                   3,047            1,765            1,176
                                                        --------         --------         --------
Total deferred tax assets                                 50,807           51,114           55,230
Valuation allowance for deferred tax assets               (8,625)          (9,857)         (14,758)
                                                        --------         --------         --------
Deferred tax assets net of valuation allowance            42,182           41,257           40,472

Deferred tax liabilities:
   Discount amortization on bonds and other                 (516)            (508)            (480)
   Net unrealized appreciation on securities              (3,518)          (8,067)          (2,792)
                                                        --------         --------         --------
Total deferred tax liabilities                            (4,034)          (8,575)          (3,272)
                                                        --------         --------         --------
Net deferred tax asset                                  $ 38,148         $ 32,682         $ 37,200
                                                        --------         --------         --------
                                                        --------         --------         --------



The nature of the deferred tax assets and liabilities are such that the reversal pattern for these temporary differences should result in realization of a portion of the deferred tax assets. The Company establishes a "valuation allowance" for any portion of the deferred tax asset where management believes that it is more likely than not that the asset will not be realized. The Company evaluates a number of factors when determining the valuation allowance. A principal factor includes the Company's estimate of future taxable income. The changes in the valuation allowance were due principally to changes in the Company's estimate of future taxable income. These estimates are influenced by the Company's actual financial reporting-basis results. The valuation allowance decreased by $1,232,000 for the three months ended March 31, 1999, decreased by $4,901,000 and $8,597,000 in 1998 and 1997, respectively, and increased by $8,914,000 in 1996.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

4.  INCOME TAXES (CONTINUED)



A reconciliation of income tax computed at the United States federal statutory tax rate of 35% to income tax expense is as follows (in thousands):


                                                THREE MONTHS                             YEAR ENDED
                                               ENDED MARCH 31                            DECEMBER 31
                                            1999            1998            1998             1997            1996
                                           -------         -------         -------         --------         -------
                                                 (UNAUDITED)
Federal income tax at 35%                  $ 1,284         $ 1,223         $ 4,364         $  5,332         $ 8,036
Prior-period tax return adjustments
                                                --              --            (170)              68           1,740
Change in valuation allowance
                                            (1,232)         (1,225)         (4,901)          (8,597)          8,914
Other                                           81              82             450               (9)            851
                                           -------         -------         -------         --------         -------
Total income tax expense (benefit)
                                           $   133         $    80         $  (257)        $ (3,206)        $19,541
                                           -------         -------         -------         --------         -------
                                           -------         -------         -------         --------         -------


At December 31, 1998, the Company has alternative minimum tax credits of approximately $4,674,000 that have no expiration date. The Company received refunds of income taxes of $11,665,000, $3,737,000, and $3,842,000 in 1998,
1997, and 1996, respectively, and made tax payments of $2,500,000 in 1998.


5.  ANNUITIES PURCHASED TO FUND CERTAIN OBLIGATIONS

The Company currently purchases annuities without recourse on a competitive basis to fund settlements of indemnity losses. The nature and terms of the annuities vary according to settlements. The current value of annuities purchased in prior years from other insurance companies, but with recourse to the Company, and reflected as an other asset and an other liability in the consolidated balance sheets, totaled $17,356,000 and $17,222,000 as of December 31, 1998 and 1997, respectively. The Company becomes liable only in the event that an insurance company cannot meet its obligations under existing agreements and state guaranty funds are not available.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

6.  LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table provides a reconciliation of the beginning and ending loss and loss adjustment expenses (LAE) reserve balances, net of reinsurance receivables, as follows (in thousands):


                                                          THREE MONTHS                              YEAR ENDED
                                                         ENDED MARCH 31                             DECEMBER 31
                                                      1999            1998            1998              1997             1996
                                                    --------        --------        ---------         ---------         --------
                                                           (UNAUDITED)
Liability for losses and LAE, net of
   reinsurance receivables, at
   beginning of period                              $673,516        $614,225        $ 614,225         $ 585,113         $658,669

Add: Provision for losses and LAE for
   claims, net of reinsurance, occurring
   during:
     Current period                                   40,221          32,884          163,962           121,912           99,373
     Prior periods                                        --              --          (10,302)           (4,096)           6,030
                                                    --------        --------        ---------         ---------         --------
Incurred losses and LAE during the
   current period, net of reinsurance                 40,221          32,884          153,660           117,816          105,403

Effect of commutation                                     --              --           79,130            81,080               --

Deduct: Loss and LAE payments for claims,
   net of reinsurance, occurring during:
     Current period                                       16              10            4,379             6,436            3,449
     Prior periods                                    35,542          43,533          169,120           163,348          175,510
                                                    --------        --------        ---------         ---------         --------
Claim payments during the current period,
   net of reinsurance                                 35,558          43,543          173,499           169,784          178,959
                                                    --------        --------        ---------         ---------         --------
Liability for losses and LAE, net of
   reinsurance receivables, at end of period         678,179         603,566          673,516           614,225          585,113
Reinsurance receivable on losses and LAE,
   at end of period                                  217,656         340,818          221,759           331,857          395,104
                                                    --------        --------        ---------         ---------         --------
Liability for losses and LAE, gross of
   reinsurance receivables, at end of period        $895,835        $944,384        $ 895,275         $ 946,082         $980,217
                                                    --------        --------        ---------         ---------         --------
                                                    --------        --------        ---------         ---------         --------


The incurred development related to prior years for the years ended December 31, 1998 and 1997, was principally a result of the Company's methodology of reallocating reserves for death, permanent disability, or retirement (DDR) policies from prior years to the current year upon issuance of a DDR policy. This reallocation has no effect on the Company's total incurred losses. For 1996, the incurred development related to prior years was a result of higher than expected losses and related expenses in 1996.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

6.  LOSSES AND LOSS ADJUSTMENT EXPENSES (CONTINUED)

During 1998 and 1997, the Exchange received proceeds of $79,130,000 and $81,080,000, respectively, related to the commutation of a ceded reinsurance agreement in each year. At the time of the commutations, the Exchange reduced reinsurance receivables totaling $62,784,000 and $30,992,000 related to the 1998 and 1997 periods, respectively. Favorable net loss reserve development related to the commutations was substantially offset by increases in gross loss reserves on other accident years.


7.  REINSURANCE

Certain premiums and losses and loss adjustment expenses are ceded to other insurance companies under various reinsurance agreements. These reinsurance agreements provide the Company with increased capacity to write additional risks and maintain its exposure to loss within its capital resources.


The Company's ceded reinsurance arrangements reduced certain items in the accompanying consolidated financial statements as follows (in thousands):



                                                THREE MONTHS                         YEAR ENDED
                                               ENDED MARCH 31                        DECEMBER 31
                                             1999          1998            1998          1997           1996
                                           -------        -------        -------        -------        --------
                                                (UNAUDITED)
Premiums earned                            $ 6,564        $15,763        $45,453        $91,199        $122,040
Losses and loss adjustment expenses
                                             5,277         15,239         13,951         61,820          55,577


Amounts reported as reinsurance receivables represent estimates of the ultimate losses which will exceed the Company's retention levels. Included in reinsurance receivables at March 31, 1999, and December 31, 1998 and 1997 were amounts due from Cologne Re (Dublin) totaling $10,075,000, $10,075,000, and $85,686,000, respectively. The majority of the remaining reinsurance receivables are due from other United Kingdom-based reinsurers. The Company would remain liable to the extent that the reinsuring companies were unable to meet their obligations. Premiums ceded to reinsurers represent the estimated ultimate reinsurance premiums based on estimated losses to be reinsured.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

8.  STATUTORY ACCOUNTING PRACTICES

The statutory accounting practices prescribed or permitted by regulatory authorities for the Exchange differ in some respects from generally accepted accounting principles. Members' equity and net income, as reported to the domicillary state insurance department in accordance with statutory accounting practices, are summarized as follows:

                                           1998            1997            1996
                                         --------        --------        --------
                                                     (IN THOUSANDS)
Statutory surplus at year-end            $187,224        $172,712        $158,621
Statutory net income for the year          11,968          11,335          22,960

9.  COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Statement No. 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or members' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in members' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

9.  COMPREHENSIVE INCOME (CONTINUED)

The components of comprehensive income, and the related tax effects, are as follows (in thousands):


                                                         AMOUNT                           AMOUNT
                                                         BEFORE          INCOME           NET OF
                                                         TAXES            TAXES           TAXES
                                                        --------         -------         --------
THREE MONTHS ENDED MARCH 31, 1999
 (UNAUDITED)
Unrealized holding losses arising during the
   period                                               $(12,639)        $(4,423)        $ (8,215)
Reclassification adjustment                                 (360)           (126)            (234)
                                                        --------         -------         --------
Total other comprehensive income                        $(12,999)        $(4,549)        $ (8,449)
                                                        --------         -------         --------
                                                        --------         -------         --------
YEAR ENDED DECEMBER 31, 1998
Unrealized holding gains arising during
   the year                                             $ 15,370         $ 5,380         $  9,990
Reclassification adjustment                                 (299)           (105)            (194)
                                                        --------         -------         --------
Total other comprehensive income                        $ 15,071         $ 5,275         $  9,796
                                                        --------         -------         --------
                                                        --------         -------         --------
YEAR ENDED DECEMBER 31, 1997
Unrealized holding gains arising during
   the year                                             $ 12,918         $ 4,521         $  8,397
Reclassification adjustment                                   (8)             (3)              (5)
                                                        --------         -------         --------
Total other comprehensive income                        $ 12,910         $ 4,518         $  8,392
                                                        --------         -------         --------
                                                        --------         -------         --------
YEAR ENDED DECEMBER 31, 1996
Unrealized  holding  losses  arising  during the
   year                                                 $(15,728)        $(5,505)        $(10,223)
Reclassification adjustment                               (1,276)           (447)            (829)
                                                        --------         -------         --------
Total other comprehensive income                        $(17,004)        $(5,952)        $(11,052)
                                                        --------         -------         --------
                                                        --------         -------         --------


10.  COMMITMENTS AND CONTINGENCIES

The Company has entered into certain lease and related agreements for office space. The principal lease agreement is through November 2011, and contains certain escalation clauses. At December 31, 1998, future minimum annual payments under these agreements are $1,675,000.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

10.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent expense for 1998, 1997, and 1996 amounted to $1,704,000, $1,700,000, and
$1,667,000, respectively. The Company received rental income of $377,000, $371,000, and $381,000 in 1998, 1997, and 1996, respectively, from the Society for office space made available for their use. The rental rates paid by the Society for office space were based on current market rates.



The Company has been named as defendant in various legal actions in which plaintiffs are seeking material amounts. Management intends to defend these actions vigorously and believes that the actions should not have a material adverse effect on the Company's financial position, results of operations, or cash flows.



11.  RELATED PARTIES

The Exchange, Services, and Society share various support services pursuant to a Shared Services Agreement (the Shared Services Agreement). The services covered by the Agreement are office space, administrative, human resources, public relations, membership services, communications, mail, and other miscellaneous services. The Shared Services Agreement has a term of five years, and, thereafter is automatically renewed on an annual basis. Any party may terminate the Shared Services Agreement upon six month's prior notice. All such services are provided at rates established from time to time by negotiation among the parties. If actual usage of the services varies from expected usage, adjustments to the rates may be negotiated by the parties.



12.  CONVERSION

On May 5, 1999, the Board of Governors of the Exchange adopted a Plan and Agreement of Merger (the Merger Agreement) whereby the Exchange will reorganize from a reciprocal insurer to a stock insurance company and become a wholly owned subsidiary of ISMIE Holdings Inc. (the Conversion). Pursuant to the Conversion, the Exchange will merge with and into ISMIE Indemnity Company (ISMIE Indemnity), a newly organized Illinois stock insurer and a wholly owned subsidiary of ISMIE Holdings Inc. that will be the surviving corporation of the Conversion. The assets and liabilities of the Exchange that will be merged into ISMIE Indemnity will be accounted for at a historical cost in a manner similar to that in a pooling of interests. ISMIE Indemnity is licensed to write property and casualty insurance lines in the state of Illinois, but has not conducted business prior to the Conversion.

         Illinois State Medical Inter-Insurance Exchange and Subsidiary

12.  CONVERSION (CONTINUED)

The principal purpose of the Conversion is to enhance the Exchange's ability to achieve its strategic goals by providing greater operating flexibility and access to the capital markets. The Conversion will also provide Members of the Exchange with shares of Common Stock in exchange for their membership interests in the Exchange.


Certain of the members of the ISMIE Holdings Inc. Board of Directors are also policyholders of the Exchange and eligible to receive Common Stock in the Conversion. These directors may experience claims requiring coverage under their respective insurance policies.


A special meeting of the Exchange Members will be held to approve the Merger Agreement.


The Exchange incurred expenses related to the Conversion of $717,000 and $67,000 for the year ended December 31, 1998 and three months ended March 31, 1999, respectively. The costs of the Conversion are expensed as incurred.



Unaudited pro forma net income per share included in the consolidated statements of income gives effect to the Conversion and the issuance of 10,000,000 shares of Common Stock to Eligible Members of the Exchange.

                                                                     ANNEX I

                          PLAN AND AGREEMENT OF MERGER


     THIS PLAN AND AGREEMENT OF MERGER (the "Plan"), dated as of May 5, 1999, is among ISMIE HOLDINGS INC., a Delaware corporation ("Holdings"), ISMIE INDEMNITY COMPANY, an Illinois corporation and a wholly owned subsidiary of Holdings ("New Insurer"), and ILLINOIS STATE MEDICAL INTER-INSURANCE EXCHANGE, an Illinois reciprocal insurance exchange (the "Company").

                                    RECITALS

     WHEREAS, the Company is an Illinois reciprocal insurance exchange organized pursuant to the provisions of Article IV of the Insurance Code of the State of Illinois (the "Illinois Insurance Code");

     WHEREAS, New Insurer is an Illinois stock insurance company organized to transact insurance under the Illinois Insurance Code;

     WHEREAS, Holdings is a corporation incorporated in the State of Delaware and a wholly owned subsidiary of the Company;

     WHEREAS, Article X of the Illinois Insurance Code authorizes the merger of the Company with and into the New Insurer;

     WHEREAS, the Board of Governors of the Company (the "Board of Governors") and the respective Boards of Directors of New Insurer and Holdings have each proposed and duly approved the merger of the Company with and into New Insurer (the "Merger") upon the terms and subject to the conditions set forth in this Plan and in accordance with the Illinois Insurance Code;

     WHEREAS, in the Merger, the Membership Interests (as hereinafter defined) of the Company shall be cancelled and extinguished in exchange for the consideration described herein;

     WHEREAS, the Company intends to prepare and mail to all Eligible Members of the Company a proxy statement with respect to a special meeting (the "Special Meeting") of Members of the Company at which Eligible Members will be asked to approve this Plan;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Holdings, New Insurer and the Company hereby agree as follows:

                                   ARTICLE I

                                  THE MERGER

     1.1 THE MERGER. Subject to the conditions of Article VII of this Agreement being satisfied or duly waived, and in accordance with and subject to the provisions of this Plan and the Illinois Insurance Code, at the Effective Time (as defined in Section 1.2) the Company shall be merged with and into New Insurer in the Merger. At and after the Effective Time, the separate existence of the Company shall cease, and New Insurer shall continue as the surviving corporation, sometimes hereinafter referred to as the "Surviving Corporation," under the corporate name it possesses immediately prior to the Effective Time. The Company and New Insurer are sometimes hereinafter referred to as the "Constituent Entities."

     1.2 EFFECTIVE TIME OF THE MERGER. The Merger shall be effected and become effective at the time (herein called the "Effective Time") the Illinois Director of Insurance issues a certificate of merger as provided for in Section 163 of the Illinois Insurance Code. The day on which the Effective Time occurs is hereinafter called the "Effective Date."

     1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Illinois Insurance Code, including, without limitation, Section 166 of the Illinois Insurance Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the Surviving Corporation shall have all of the rights, privileges, immunities and powers and shall be subject to all of the duties and liabilities granted or imposed by the Illinois Insurance Code. The Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, of each of the Constituent Entities; and all property, real, personal and mixed, and all debts due on whatever account, including subscriptions to shares, assessments payable from members or policyholders, and all other choses in action and all and every other interest of, or belonging to or due to, each of the Constituent Entities shall be deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, under the laws of the State of Illinois vested in any of such companies shall not revert or be in any way impaired by reason of such Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of the Constituent Entities; any claim existing or action or proceeding pending by or against any of the Constituent Entities may be prosecuted to judgment as if such merger or consolidation had not taken place, or the Surviving Corporation may be substituted in its place; neither the rights of creditors nor any liens upon the property of any of the Constituent Entities shall be impaired by such Merger, but such liens shall be limited to the property upon which they were liens immediately prior to the time of such Merger, unless otherwise provided herein.

     1.4 SUBSEQUENT ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deed, bill of sale, assignment, assurance or any other action or thing is necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Plan, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bill of sale, assignments and assurances and to take and do, in the name and on behalf of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Plan.

     1.5 GOVERNING DOCUMENTS. The Articles of Incorporation and Bylaws of New Insurer shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and under the Illinois Insurance Code.

     1.6 DIRECTORS AND OFFICERS. The members of the Board of Directors of New Insurer immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers of New Insurer immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their successors are duly elected and qualified.

                                   ARTICLE II

                      CONVERSION OF MEMBERSHIP INTERESTS,
                 ALLOCATION AND PAYMENT OF MERGER CONSIDERATION

     2.1 CERTAIN DEFINITIONS. As used in this Article II and elsewhere in this Plan, the terms listed below shall have the following meanings:

     "Adoption Date" means May 5, 1999, the date that the Board of Governors adopted this Plan.

     "Attorney-in-Fact" means Illinois State Medical Insurance Services, Inc., an Illinois corporation, a wholly owned subsidiary of the Company and the Company's attorney-in-fact.

     "Director" means the Director of Insurance of the Illinois Department, or such governmental officer, body or authority as may succeed such Director as the primary regulator of the Company's insurance business under applicable law.

     "Earned Premiums" means earned premiums (exclusive of any premium surcharges) in respect of a Policy at any time during the period beginning on July 1, 1995 and ending on and including the Adoption Date.

     "Eligible Member" means a Person who is a Member of the Company on the Adoption Date.

     "Holdings Common Stock" means the common stock, par value $.01 per share, of Holdings.

     "Illinois Department" means the Department of Insurance of the State of Illinois.

     "Member" means a Person who is a Named Insured or Additional Named Insured under a Policy. A Named Insured or Additional Named Insured ceases to be a Member when the period of time (without regard to any extended reporting period) which commences with the Policy effective date specified on the declarations page expires or terminates, either upon cancellation, non-renewal of the Policy, or otherwise.

     "Named Insured" or "Additional Named Insured" means any Person who is specifically identified by name in the declarations page of a Policy as a "named insured" or as an "additional named insured" on any endorsement attached thereto other than a reporting endorsement. The Named Insured or Additional Named Insured in any Policy as of any date shall be determined on the basis of the Company's records as of such date, and the Company shall not be required to examine or consider any other facts or circumstances. The identity of the Named Insured or Additional Named Insured in a Policy shall be determined by the Company without giving effect to any interest of any other Person in such Policy and such determination shall be binding.

     "Membership Interests" means rights of Members of the Company arising under the APPLICANT SUBSCRIBER'S REPRESENTATION, AUTHORIZATION AND RELEASE, APPLICATION FOR MEMBERSHIP--POWER OF ATTORNEY between Members and the Company (the "Subscription

Agreements"), the Company's Rules and Regulations, the Illinois Insurance Code or otherwise, including, without limitation, the right to vote for members of the Board of Governors and on other matters and the right they may have in any assets of the Company and to participate in any distribution of surplus on liquidation of the Company (but not including claim obligations of the Company arising under Policies).

     "Merger Shares" means the shares of Holdings Common Stock to be delivered by virtue of the Merger (i) to Eligible Members and (ii) to New Insurer as consideration for the cancellation of the shares of Holdings Common Stock held by the Company, which cancellation shall occur by virtue of the Merger.

     "Person" means an individual, corporation, joint venture, limited liability company, partnership, association, trust, trustee, unincorporated entity, organization or government or any department or agency thereof.

     "Policy" means an insurance policy issued by the Company but does not include (i) any agreement pursuant to which the Company has ceded or assumed reinsurance or (ii) a reporting endorsement.

     2.2 CANCELLATION AND CONVERSION OF INTERESTS. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, New Insurer, Holdings, the Surviving Corporation or any other Person, and subject to Section 2.6 hereof regarding dissenter's rights:

          (a) All Membership Interests in existence immediately prior to the Effective Time shall be cancelled and extinguished.

          (b) Membership Interests of Eligible Members shall be converted into the right to receive the number of Merger Shares as provided in Section 2.3(a) and Section 2.4 below.

          (c) The Holdings Common Stock held by the Company immediately prior to the Effective Time shall be cancelled and converted into the right to receive the number of Merger Shares as provided in Section 2.3(b) below.

          (d) Each share of common stock of New Insurer issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     2.3  ALLOCATION OF MERGER SHARES.   The Merger Shares issuable in the
Merger shall be allocated among the Eligible Members and New Insurer as follows:

          (a) The number of Merger Shares allocable to each Eligible Member shall be determined as follows:

               (i) Each Eligible Member shall be allocated a number of shares of Holdings Common Stock equal to the product of x and y, where "x" equals 9,000,000 shares of Holdings Common Stock and "y" equals the ratio of the Earned Premiums of such Eligible Member to the total Earned Premiums of all Eligible Members during the period beginning on July 1, 1995 and ending on and including the Adoption Date, plus

               (ii) Each Eligible Member shall be allocated a number of shares of Holdings Common Stock equal to 1,000,000 shares of Holdings Common Stock divided by the total number of Eligible Members.

          (b) The number of Merger Shares allocable to New Insurer shall be (i) 100,000 or (ii) such other number as the Board of Directors of Holdings and the Board of Governors of the Company determine is appropriate in order to insure that the Merger Shares issued to New Insurer pursuant to the Merger have a fair market value equivalent to the fair market value of the shares of Holdings Common Stock held by the Company which are to be cancelled in the Merger pursuant to Section 2.5 hereof.

     2.4 FRACTIONAL SHARES. No fractional shares of Holdings Common Stock shall be issued upon consummation of the Plan. The number of shares of Holdings Common Stock calculated in accordance with Section 2.3 in respect of each Eligible Member and New Insurer shall be the sum of the number of shares of Holdings Common Stock after rounding such number to the nearest integral number of shares (with one-half being rounded upward). Because of such rounding, the aggregate number of shares of Holdings Common Stock issued to Eligible Members in the Merger may be slightly more or less than 10,000,000.

     2.5 ISSUANCE, DELIVERY, VOTING AND DIVIDENDS. Subject to Section 2.6 hereof, the Merger Shares allocated to the Eligible Members and New Insurer shall be deemed to have been issued at the Effective Time. The Merger Shares shall be delivered to the recipients thereof on the thirty-first day after the Effective Date, or as soon as reasonably practicable thereafter, unless the petition specified in Section 2.6 hereof has been filed with the Director prior thereto. If such a petition has been filed, the Merger Shares shall be delivered only upon the conclusion of the Director's review of dissenting policyholder rights or the issuance of an order permitting or confirming the effectiveness of the Merger in accordance with

Section 168 of the Illinois Insurance Code. No recipient shall have the right to vote the Merger Shares, and no dividends or other distributions with respect to the Merger Shares shall be paid to any recipient, until the Merger Shares are delivered as provided herein. Following delivery of the Merger Shares, (i) each recipient other than New Insurer shall have the right to vote its Merger Shares at any meeting the record date of which is after the date of such delivery, and (ii) there shall be paid, without interest, to each recipient in whose name the certificates representing the Merger Shares are registered, all dividends and other distributions payable in respect of such Merger Shares on a date subsequent to, and in respect of a record date after, the Effective Time and prior to such delivery. Such recipient shall also be entitled to receive, on the payment date therefor, any dividend or distribution the record date for which occurs prior to such delivery and the payment date for which occurs following such delivery.

     2.6 DISSENTING MEMBERS' RIGHTS. If five percent or more of all Eligible Members who do not vote in favor of the Plan at the Special Meeting at which this Plan was adopted by the Eligible Members, at any time within thirty days after the Effective Date, shall file a petition with the Director for a hearing upon the Plan, the Director shall then order a hearing upon said petition, fix the time and place of such hearing, and give written notice to the Constituent Entities (as defined in Section 1.1), at least fifteen days before the date of such hearing, all as provided in Section 168 of the Illinois Insurance Code. Any Eligible Member so petitioning may appear before the Director at such hearing, either in person or by an attorney, and be heard with reference to the Plan. If, upon such hearing being had, the Director finds that the interests of the Members of the Company are not properly protected, or if he finds that any reasonable objection exists to this Plan, he shall enter an order revoking the approval already given, and the Merger, and this Plan, shall, thereupon, become null and void. In the event of the entry of such an order by the Director, no party hereto nor any Eligible Member shall have any further rights under this Agreement. The Director shall also have the power to revoke any approval of the Merger if any officer, director or employee of any Constituent Entity shall, after reasonable notice, fail or refuse without reasonable cause to attend and testify at such hearing, or to produce any books or papers called for by the Director.

     2.7 NO FURTHER INTEREST IN THE COMPANY. Subject to Section 2.6 hereof, as of the Effective Time, each Member of the Company shall cease to be a Member, and shall have no further Membership Interest or any other interest in the Company or any interest in the Surviving Corporation, except for any interest that a Member may have as a holder of Holdings Common Stock or rights as a policyholder under any Policy issued by the Company.

                                  ARTICLE III

                            APPROVAL BY THE DIRECTOR

     3.1 DIRECTOR'S APPROVAL. This Plan is subject to the approval of the Director pursuant to Article X of the Illinois Insurance Code. The change of control of Holdings and New Insurer contemplated by the Plan is subject to the standards established under Article VIII 1/2 of the Illinois Insurance Code.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES BY THE COMPANY

     The Company represents and warrants to Holdings that, as of the date of this Plan and as of the Effective Time:

     4.1 ORGANIZATION AND QUALIFICATION. The Company is a reciprocal insurance exchange duly organized, validly existing and in good standing under the laws of the State of Illinois. The Company has all requisite power and authority required for it to hold, lease, convey or dispose of assets held for subscribers and carry on its business as presently conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of business or the character of its properties makes necessary such qualifications or licensing, except where the failure to so qualify would not materially adversely affect the condition (financial or otherwise), results of operations, business, properties or prospects of the Company taken as a whole.

     4.2 AUTHORITY RELATIVE TO THIS PLAN; RECOMMENDATION TO ELIGIBLE MEMBERS. The Company has full right, power, and authority to execute, deliver and perform the terms of this Plan. Subject only to favorable action by the Company's Eligible Members at the Special Meeting referred to in Section 6.2, the execution, delivery and performance of this Plan by the Company have been duly and validly authorized and approved by all required action on the part of the Company. The Company's Board of Governors has approved the execution, delivery and performance of this Plan and recommends the approval of this Plan by the Eligible Members. Subject only to approval of the Company's Eligible Members and the Director as described above, this Plan constitutes the valid and binding agreement of the Company and is enforceable in accordance with its terms.

     4.3 COMPLIANCE. Neither the execution and delivery of this Plan by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of (a) the Power of Attorney Agreement between the Company and the Attorney-in-Fact, or the Company's Rules and Regulations or (b) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any direct or indirect subsidiary of the Company is a party, or to which any of them, or any of their respective properties or assets, may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any direct or indirect subsidiary of the Company or any of their respective properties or assets, except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances, which, in the aggregate, would not have a material adverse effect on the transactions contemplated hereby or on the condition (financial or other), business or operations of the Company and its subsidiaries taken as a whole.

     Other than in connection with or in compliance with the provisions of the Illinois Insurance Code, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), and the "takeover" or "blue sky" laws of the various states, no notice to, filing with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Plan, except where the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals would, individually or in the aggregate, not have a material adverse effect on the transactions contemplated hereby or on the condition (financial or other), business or operations of the Company taken as a whole.

                                   ARTICLE V

           REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND NEW INSURER

     Each of Holdings and New Insurer, jointly and severally, represents and warrants to the Company as follows:

     5.1 ORGANIZATION AND QUALIFICATION. Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. New Insurer is a stock insurance corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. At the Effective time, each of Holdings and New Insurer will be duly qualified or licensed to do business, and will be in good standing, in each jurisdiction where the nature of their respective businesses or the character of their respective properties makes necessary such qualifications or licensing, except where the failure to so qualify would not materially adversely affect the condition (financial or otherwise), results of operations, business, properties or prospects of Holdings and New Insurer, taken as a whole. At the Effective Time, New Insurer will hold a certificate of authority from the Director to transact Class 2 and Class 3 insurance in the State of Illinois, and such certificate of authority will be in full force and effect at the Effective Time.

     5.2 CAPITALIZATION. As of the date of this Plan, Holdings has an authorized capital stock of 40,000,000 shares of Holdings Common Stock, par value $.01 per share, of which 1,000 shares are duly and validly issued and outstanding, fully paid and nonassessable, all of which are held by the Company, and 5,000,000 shares of Preferred Stock, par value $.01 per share, none of which is issued and outstanding. As of the date of this Plan, New Insurer has an authorized capital stock of 500,000 shares of common stock, par value $100 per share, of which 10 shares are duly and validly issued and outstanding, fully paid, nonassessable, all of which are held by Holdings. At the Effective Time, 25,000 shares of New Insurer will be duly and validly issued and outstanding, fully paid and nonassessable, all of which will be held by Holdings.

     5.3 AUTHORITY RELATIVE TO THIS PLAN. Each of Holdings and New Insurer has full corporate power and authority to execute and deliver this Plan and to perform its respective obligations hereunder. All corporate action required on the part of Holdings and New Insurer in order to authorize such execution, delivery and performance has been taken. This Plan constitutes the valid and binding obligation of each of Holdings and New Insurer, enforceable against each in accordance with its terms.

     5.4 COMPLIANCE. Neither the execution and delivery of this Plan by Holdings and New Insurer nor the consummation of the transactions contemplated hereby nor compliance by Holdings and New Insurer with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Holdings or New Insurer or any other direct or indirect subsidiary under any of the terms, conditions or provisions of (a) the respective charters or bylaws of Holdings or New Insurer or (b) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Holdings or New Insurer is a party, or to which either of them, or any of their respective properties or assets, may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Holdings or New Insurer or any of their respective properties or assets, except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances, which, in the aggregate, would not have a material adverse effect on the transactions contemplated hereby or on the condition (financial or other), business or operations of Holdings and its subsidiaries taken as a whole.

     Other than in connection with or in compliance with the provisions of the Illinois Insurance Code, the Exchange Act, the Securities Act, and the "takeover" or "blue sky" laws of the various states, no notice to, filing with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary for the consummation by Holdings or New Insurer of the transactions contemplated by this Plan, except where the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals would, individually or in the aggregate, not have a material adverse effect on the transactions contemplated hereby or on the condition (financial or other), business or operations of Holdings and New Insurer taken as a whole.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 COOPERATION. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Plan and to cooperate with each other in connection with the foregoing, including using its best efforts to:

          (a) prepare and file with the Illinois Department as soon as is reasonably practicable all necessary requests for approval, applications and other necessary registrations and filings, including, but not limited to, all filings and other submissions of information to governmental authorities with respect to the transactions contemplated by this Plan, and use its best efforts to obtain such permits and approvals as promptly as possible;

          (b) prepare and file with the SEC as soon as is reasonably practicable a Registration Statement, including a proxy statement/prospectus (the "Registration Statement"), with respect to the transactions contemplated by this Plan, and use its best efforts to have such Registration Statement declared effective by the SEC under the Securities Act as promptly as possible;

          (c) mail to Eligible Members, as soon as is reasonably practicable after receiving any required regulatory approvals (other than approval of this Agreement under Article X of the Illinois Insurance Code), a proxy statement, together with a form of proxy, with respect to the meeting of the Company's Eligible Members at which the Eligible Members of the Company will vote upon this Plan and the Merger (the "Proxy Statement"). The term "Proxy Statement" shall mean such proxy or information statement at the time it initially is mailed to the Company's Eligible Members and all amendments or supplements thereto, if any, similarly filed and mailed. The information provided and to be provided by the Company, Holdings and New Insurer, respectively, for use in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company's Eligible Members and on the date of the meeting of the Company's Eligible Members referred to in Section 6.2, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such information not misleading, and each of the Company, Holdings and New Insurer agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading;

          (d) take all such actions as may be required under state blue sky or securities laws in connection with the transactions contemplated by this Plan;

          (e) arrange for the listing of the Holdings Common Stock on a national securities exchange or the Nasdaq Stock Market;

          (f) obtain all necessary waivers, consents and approvals from other parties to material loan agreements, leases and other contracts;

          (g) obtain all necessary consents, approvals and authorizations as are required to be obtained under any Federal, state or foreign law or regulations;

          (h) defend all lawsuits or other legal proceedings, formal or informal, challenging this Plan or the consummation of the transactions contemplated hereby; and

          (i) lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby.

     6.2  SPECIAL MEETING OF ELIGIBLE MEMBERS OF THE COMPANY.

          (a) The Company shall take all action necessary, in accordance with the Illinois Insurance Code, the Subscription Agreements and the Company's Rules and Regulations, to convene the Special Meeting of the Eligible Members as promptly as practicable to consider and vote upon this Plan and the Merger.

          (b)  The record date for the Special Meeting shall be the Adoption
     Date.

          (c) Each Eligible Member shall be entitled to vote in person or by proxy in a manner to be prescribed by the Director and the Company's Rules and Regulations; provided, however, that any vote cast shall be by ballot and not viva voce.

          (d) The Proxy Statement shall contain the recommendation of the Board of Governors that the Eligible Members of the Company vote to approve the Merger and this Plan.

          (e) The Company shall use its best efforts to solicit from Eligible Members proxies or otherwise secure the vote or consent of the Eligible Members in favor of approval of the Merger and the Plan.

          (f) The Company shall mail notice of the Special Meeting to all Eligible Members. Such notice shall set forth the reasons for the Special Meeting and the time and place of the Special Meeting, and shall enclose a proxy for each Eligible Member. Such notice and proxy shall be mailed by first class mail to the address of each Eligible Member, as such address appears on the records of the Company, at least 20 days prior to the Special Meeting, and such notice and proxy shall be in a form satisfactory to the Director. Notice of the Special Meeting shall be accompanied by information relevant to the Special Meeting.

          (g) The affirmative vote of the Eligible Members required for approval of this Plan and the Merger shall be two-thirds of the votes cast by Eligible Members.

     6.3 OFFICERS' AND DIRECTORS' INSURANCE; INDEMNIFICATION. It is understood and agreed that the Company shall indemnify and hold harmless and, after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, each present and former member of the Board of Governors and officer of the Company, and each director and officer of the Attorney-in-Fact (the term "officer" including for this purpose the chief executive officer, the chief operating officer, the chief administrative officer, the chief financial officer and the chief legal officer)(the "Indemnified Parties") to the fullest extent permitted by applicable law against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission which arises out of or relates to the transactions contemplated by this Plan, and the Company and the Surviving Corporation, as the case may be, will advance expenses to each such person upon receipt of an undertaking to: (i) repay such amount if it shall be determined ultimately that such person is not entitled to indemnification under the applicable law; and (ii) reasonably cooperate with the Company (or, after the Effective Time, the Surviving Corporation) concerning the action, suit, proceeding or investigation. In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (a) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Surviving Corporation after the Effective Time), (b) the Company (or after the
Effective Time, the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (c) the Company (or after the Effective Time, the Surviving Corporation) will use its best efforts to assist in the vigorous defense of any such matter, provided, that neither the Company nor the Surviving Corporation shall be liable for any such settlement effected without their written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 6.3, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company or the Surviving Corporation thereof and shall deliver to the Company or the Surviving Corporation an undertaking to repay any amounts advanced pursuant hereto when and if a court of competent jurisdiction shall ultimately determine, after exhaustion of all avenues of appeal, that such Indemnified Party was not entitled to indemnification under this Section. In addition, upon the occurrence of the Effective Time, New Insurer shall be deemed expressly to have assumed any obligations of the Company to its directors and officers for indemnification, whether under the Company's Rules and Regulations or the Subscription Agreements, or otherwise, for acts or occurrences prior to the Effective Time. This Section 6.3 shall survive the consummation of the Merger.

     6.4 CONTINUITY OF OBLIGATIONS REGARDING POLICYHOLDERS. It is understood and agreed that after the Effective Time: (i) the Surviving Corporation shall be a corporation of the State of Illinois authorized to transact insurance under the Illinois Insurance Code, (ii) the policyholders of the Company immediately prior to the Effective Time shall become policyholders of the Surviving Corporation; (iii) the Surviving Corporation shall be available to such policyholders to obtain policy changes and endorsements, to receive payment of premiums and refund unearned premiums, to serve notice of claim, proof of loss, summons, process and other papers, and for purposes of suit; and (iv) the Surviving Corporation shall timely file with the Director the financial statements and tax returns required by the Illinois Insurance Code, and shall timely pay all taxes found to be due relating to the business of the

Company in the State of Illinois during the calendar year of the Merger, in accordance with the Illinois Insurance Code.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) the Registration Statement shall have become effective under the Securities Act and no stop order with respect to the Registration Statement shall have been issued;

          (b) all consents, authorizations, orders or approvals of the Illinois Department and any other governmental commission, board or other regulatory body that the parties mutually agree are essential to effect the Merger and for New Insurer to conduct the business of New Insurer and the Company in substantially the same matter as now conducted shall have been received;

          (c) this Plan and the Merger shall have been approved and adopted by the requisite vote or consent of the Eligible Members of the Company required by the Illinois Insurance Code, by the requisite vote or consent of the shareholders of New Insurer required by the Illinois Insurance Code, and by the requisite vote or consent of the stockholder of Holdings;

          (d) the Company shall have received an opinion from a law firm of recognized standing, to the effect that for Federal income tax purposes, the Eligible Members generally will recognize no gain or loss on the exchange of their Membership Interests for shares of Holdings Common Stock pursuant to the Merger;

          (e) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect, which would prevent the consummation of the Merger or make the consummation of the Merger illegal; and

          (f) prior to the Effective Time, the Company and Holdings shall have received from an investment banking firm of recognized standing an opinion that the exchange of the aggregate Membership Interests for the Merger Shares in the aggregate is fair, from a financial point of view, to the Eligible Members as a group.

                                  ARTICLE VIII

                                  TERMINATION

     8.1 TERMINATION. This Plan may be terminated, and the Merger contemplated herein may be abandoned, at any time prior to the Effective Time, whether prior to or after approval of the Merger by the Eligible
Members:

          (a) by mutual written consent of the Board of Directors of Holdings, the Board of Directors of New Insurer and the Board of Governors of the Company; or

          (b) by the Company, if New Insurer or Holdings breaches in any material respect any of its covenants or agreements contained in this Plan; or

          (c) by Holdings, if the Company breaches in any material respect any of its covenants or agreements contained in this Plan; or

          (d)  by either Holdings or the Company:

               (i) if the Merger has not been consummated prior to December 31, 1999; or

               (ii) if any court of competent jurisdiction or other governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

     8.2 EFFECT OF TERMINATION. In the event of the termination of this Plan as provided in Section 7.1, this Plan shall forthwith become void, and there shall be no liability on the part of the Company, Holdings or New Insurer, except as described in Section 6.3 and as set forth in the last sentence of this Section 8.2. Nothing contained in this Section 8.2 shall relieve the Company, Holdings or New Insurer from liability for any breach of this Plan.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 AMENDMENT. This Plan may be amended by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that after approval of the Merger by the Eligible Members, no amendment may be made which under applicable law requires further approval of Eligible Members without such further approval of Eligible Members.

     9.2 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto; (ii) waive any inaccuracies in the representations and warranties contained in this Plan and
(iii) waive compliance with any of the agreements of the other parties or conditions to its own obligations contained in this Plan. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

     9.3 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. The respective representations and warranties of the Company, New Insurer and Holdings contained herein shall expire with, and be terminated and extinguished upon, consummation of the Merger, and thereafter none of the Company, New Insurer and Holdings or any officer, director or principal thereof shall be under any liability whatsoever with respect to any such representation or warranty. This Section 9.3 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the consummation of the Merger.

     9.4 ENTIRE PLAN. This Plan contains the entire agreement among the Company, New Insurer and Holdings with respect to the subject matter hereof and supersedes all prior arrangements and understandings, both written and oral, among such parties with respect thereto.

     9.5 COUNTERPARTS. This Plan may be executed in one or more counterparts, all of which shall be considered one and same agreement and shall become binding when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.6 SEVERABILITY. It is the desire and intent of the parties that the provisions of this Plan be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Plan would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Plan or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Plan or affecting the validity or enforceability of such provision in any other jurisdiction.

     9.7 NOTICES. Any notice given by any party under this Plan (each, a "notice") shall be in writing and shall be deemed duly given (i) when personally delivered, or (ii) when five days have elapsed after its transmittal by registered or certified mail, postage prepaid, return receipt requested, addressed to the party to whom directed at that party's address as it appears below or another address of which that party has given notice as provided herein, or (iii) when transmitted by telex or telecopy (or equivalent service), the sender's receiving apparatus having printed the answerback (if any) of the addressee on a copy of the telex or telecopy message. Notices of address change shall be effective only upon receipt notwithstanding the previous sentence.

          If to the Company, to:

               Illinois State Medical Inter-Insurance Exchange
               20 North Michigan Avenue, Suite 700
               Chicago, Illinois  60602-4890
               Attention: Chairman, Board of Governors


          If to Holdings to:

               ISMIE Holdings Inc.
               20 North Michigan Avenue, Suite 700
               Chicago, Illinois  60602-4890
               Attention: Chairman, Board of Directors


          If to New Insurer, to:

               ISMIE Indemnity Company
               20 North Michigan Avenue, Suite 700
               Chicago, Illinois  60602-4890
               Attention: Chairman, Board of Directors

     9.8 SECTION HEADINGS. The section headings contained in this Plan are inserted for reference purposes only and shall not affect the meaning or interpretation of this Plan.

     9.9 BENEFITS AND ASSIGNMENT. This Plan is not intended to convey upon any person other than the parties any rights or remedies hereunder. This Plan shall not be assigned by operation of law or otherwise.

     9.10 APPLICABLE LAW. This Plan and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois applicable to contracts made and to be performed therein.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, each of the parties has caused this Plan to be executed as of the date first above written, which is sometimes referred to herein as "the date of this Plan."

                    ILLINOIS STATE MEDICAL INTER-INSURANCE EXCHANGE



                    By:
                       --------------------------------------------
                         Chairman


                    By:
                       --------------------------------------------
                         Secretary



                    ISMIE INDEMNITY COMPANY


                    By:
                       --------------------------------------------
                         Chairman


                    By:
                       --------------------------------------------
                         Secretary



                    ISMIE HOLDINGS INC.


                    By:
                       --------------------------------------------
                         Chairman


                    By:
                       --------------------------------------------
                         Secretary

                                                                    ANNEX II

                     [SALOMON SMITH BARNEY INC. LETTERHEAD]



May 5, 1999

The Board of Governors
Illinois State Medical Inter-Insurance Exchange
20 North Michigan Avenue, Suite 700
Chicago, IL 60602

Members of the Board of Directors:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the Eligible Members of Illinois State Medical Inter-Insurance Exchange ("ISMIE" or the "Company"), as a group, of the exchange of the aggregate Membership Interests for shares of Common Stock of ISMIE Holdings Inc. (the "Holding Company"), pursuant to the Plan and Agreement of Merger among the Company, the Holding Company and ISMIE Indemnity Company, an Illinois stock insurance company, dated May 5, 1999 (the "Plan"). Capitalized terms not otherwise defined herein are used as defined in the Plan.

     The Plan provides for a merger and related transactions pursuant to
Article X of the Illinois Insurance Code (the "Conversion") and further provides, among other things, that: (1) the Company will merge with and into ISMIE Indemnity Company, the surviving corporation of the Merger; (2) following such merger, ISMIE Indemnity Company will be a wholly owned subsidiary of the Holding Company; (3) the Membership Interests in ISMIE will be extinguished; (4) Eligible Members will receive shares of Common Stock of the Holding Company as compensation for relinquishing their Membership Interests in ISMIE; and (5) at the discretion of the board of directors of the Holding Company, shares of Common Stock of the Holding Company may be offered to the public in an Initial Public Offering.

     As you are aware, Salomon Smith Barney Inc. has acted as financial advisor to the Company in connection with the Conversion and has received a fee in connection with those services. In addition, the Company has agreed to retain Salomon Smith Barney Inc. as lead underwriter in connection with a possible initial public offering (the "IPO"). Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc. and The Robinson-Humphrey Company,
LLC) may have other business relationships with the Company. The Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     Pursuant to the Illinois Insurance Code, the Plan must be approved by
(a) the Illinois Director of Insurance (the "Director") and (b) not less than two-thirds of the

The Board of Governors
Illinois State Medical Inter-Insurance Exchange
May 5, 1999
Page 2

Eligible Members present in person or by proxy at the Special Meeting of the policyholders. If approved by Eligible Members and the Director, and if the other conditions set forth in the Plan or required by law are satisfied, the Merger contemplated by the Plan will become effective on the Effective Date.

     We do not express any opinion as to: (1) which of the Company's policyholders are to be included among the Eligible Members; (2) the fairness of the proposed consideration to be paid to any particular Eligible Member or to any class of Eligible Members in connection with the Conversion, including any provisions of the Plan relating to which Eligible Members receive Common Stock of the Holding Company, the allocation of such Common Stock among Eligible Members and other provisions of the Plan which distinguish among Eligible Members; and (3) the fair market value of any shares of Common Stock of the Holding Company to be issued pursuant to the Plan, the price at which the Common Stock could be sold in an Initial Public Offering (the "IPO Price"), or the price at which the Common Stock of the Holding Company issued in connection with the Plan or pursuant to an Initial Public Offering will trade. We note that the IPO Price would be a function of market conditions and the recent performance of and outlook for the Company at that time. We believe that trading in the Common Stock of the Holding Company for a period following the completion of a distribution of the Common Stock of the Holding Company, including an Initial Public Offering, would be characterized by a redistribution of the Common Stock of the Holding Company among Eligible Members that were issued shares of Common Stock and other investors. It is possible that during these periods of redistribution, the Common Stock of the Holding Company may trade at prices below the prices at which it would trade on a fully distributed basis.

     In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition and prospects of the Company and material prepared in connection with the Plan and the Conversion, and we have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among other things, the following: (1) the statutory annual statements provided by the Company for the years 1993 through 1998; (2) certain GAAP financial data provided by the Company, including the audited income statements for each year of the five year period ending December 31, 1998 and the audited balance sheets for each year of the five year period ending December 31, 1998 (3) certain consolidated financial projections for the Holding Company and its subsidiaries after the Conversion provided to us by the Company; (4) the draft Registration Statement on Form S-4 of the Company dated April 28, 1999;
(5) a copy of the Plan dated May 5, 1999; (6) certain financial data of the Company which we compared with publicly available financial information and market data of other companies which we believed to be comparable; and (7) the financial terms of the transactions contemplated by the Plan and the exhibits thereto which we compared with the financial terms of other transactions we deemed to be relevant. We have also conducted discussions with the management and advisors of the Company relating to the business of the Company and certain financial and other aspects of the Plan and the Conversion and such other matters we believe

The Board of Governors
Illinois State Medical Inter-Insurance Exchange
May 5, 1999
Page 3


relevant to our inquiry. We have also taken into account our assessment of general economic, market and financial conditions, our experience in securities valuation and our knowledge of the insurance industry generally.

     Furthermore, you have directed us to assume and we have assumed that:
(1) the Conversion will meet all applicable legal and regulatory requirements and that all necessary action will have been taken to comply with all applicable laws and requirements, including the receipt of all required approvals by policyholders, regulators and otherwise; and (2) the terms of an Initial Public Offering (which have not yet been determined), would not affect the legal or tax treatment of the Plan or the Conversion. We have also assumed that, as of the date hereof, the Conversion will be completed on the basis described in the Plan. We have been advised as to certain legal and tax matters by counsel to the Company and, with respect to such matters, we have relied upon such counsel.

     We have assumed that the Company will receive, prior to the Effective Date, a private letter ruling from the Internal Revenue Service or an opinion from its tax counsel as to certain tax matters as described in Section 7.1(d) of the Plan. For purposes of our opinion, we have assumed that, if an opinion from tax counsel is delivered, then such opinion of tax counsel is correct and will be confirmed as of the Effective Date with no changes or exceptions whatsoever.

     In preparing our opinion, we have taken into account a number of factors including, but not limited to, the following (in no particular order): (1) the fact that the Company has advised us that growth is extremely important to remain an effective and competitive insurer in the future; (2) the fact that the Company has advised us that it is of significant strategic importance that it have broader access to external capital to finance this growth; (3) the Company's financial strength ratings and the considerations on which such ratings are based; (4) in its present form as a reciprocal insurer, the Company has limited access to the capital markets for new capital; (5) following the Conversion, the Company will have a capital structure potentially enabling it to access the capital markets for new capital; and (6) the illiquidity of Membership Interests.

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to independently verify the same. With respect to the financial projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have not made or obtained any evaluations or appraisals of the properties, assets, liabilities, reserves or surplus of the Company. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Eligible Members of the exchange of the aggregate membership interests for shares of Common Stock of the Holding Company pursuant to the Plan, and does not address the Company's underlying business decision to participate in the Plan and Conversion,

The Board of Governors
Illinois State Medical Inter-Insurance Exchange
May 5, 1999
Page 4


and does not constitute a recommendation to any Eligible Member as to how such Eligible Member should vote with respect to the Plan. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     It is understood that this letter is for the information of the Board of Governors of the Company and is not to be quoted or referred to, in whole or in part, in any document or used for any other purpose without the prior written consent of Salomon Smith Barney Inc., except that it may be referred to in, and attached as an exhibit to, the Proxy Statement/Prospectus to be sent to Eligible Members, and copies of it may be provided to the Director.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the exchange of the aggregate Membership Interests for shares of Common Stock of the Holding Company pursuant to the Plan is fair, from a financial point of view, to the Eligible Members of the Company, as a group.

Very truly yours,


/s/ Salomon Smith Barney Inc.

Salomon Smith Barney Inc.

                                                                ANNEX III


                        SECTION 168 OF THE ILLINOIS INSURANCE CODE
                   RIGHTS OF DISSENTING POLICYHOLDER OF DOMESTIC COMPANY

      Section 168. Rights of Dissenting Policyholder of Domestic Company.
(1) If not less than five per centum of all the policyholders in any domestic company who were entitled to vote with respect to any merger or consolidation and who did not vote in favor of such merger or consolidation at the meeting at which the agreement of merger or consolidation was adopted by the policyholders of such company, or if not less than five per centum of the members of any domestic fraternal benefit society party to a merger or consolidation shall file, at any time within thirty days after the agreement of merger or consolidation is effected, a petition with the Director for a hearing upon such agreement of merger or consolidation, the Director shall order a hearing upon said petition, fix the time and place of such hearing, and give written notice to the companies that are parties to the merger or consolidation, at least fifteen days before the date of such hearing. Any member or policyholder so petitioning may appear before the Director at such hearing, either in person or by an attorney, and be heard with reference to said agreement. If, upon such hearing being had, the Director finds that the interests of the members or policyholders, as the case may be, of such company are not properly protected, or if he finds that any reasonble objection exists to such agreement, he shall enter an order revoking the approval already given, and the agreement of merger or consolidation shall, thereupon, become null and void.

     (2) The Director shall have like power to revoke any approval of any such agreement if any officer, director or employee of any company party to such agreement shall, after reasonable notice, fail or refuse without reasonable cause to attend and testify at such hearing, or to produce any books or papers called for by said Director.

                                    PART II
                           INFORMATION NOT REQUIRED
                                 IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of the action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if the person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, the person should be indemnified for the Expenses. The Delaware General Corporation Law also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent the person has been successful in any proceeding covered by the statute. In addition, the Delaware General Corporation Law provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of the advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be considered exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.


    Article Ninth of the Certificate of incorporation of Holdings Inc. (the "Registrant") provides for the broad indemnification of the directors and officers of the Registrant and for advancement of litigation expenses to the fullest extent permitted by current Delaware law.


    Article Seventh of the Certificate of incorporation of the Registrant eliminates the personal liability of a director to the Registrant or its stockholders under certain circumstances, for monetary damages for breach of fiduciary duty as a director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.




A.      EXHIBITS


EXHIBIT
NUMBER                                  DOCUMENT DESCRIPTION

2                 Plan and Agreement of Merger by and among Holdings Inc., ISMIE Indemnity
                  Company, and Illinois State Medical Inter-Insurance Exchange, dated May 5,
                  1999.**

3.1               Certificate of incorporation.**

3.2               Bylaws.**

5                 Opinion of Lord, Bissell & Brook.*

8                 Opinion of Lord, Bissell & Brook regarding tax matters.*

10.1              1999 Long-Term Equity Incentive Plan.*

10.2 Excess of Loss Reinsurance Agreement, effective July 1, 1997 among Illinois State Medical Inter-Insurance Exchange and the reinsurers listed therein.*

10.3              First Excess Cession Reinsurance Agreement, effective July 1, 1997 among Illinois
                  State Medical Inter-Insurance Exchange and the reinsurers listed therein.*

                  Second Excess Cession Reinsurance Agreement, effective July 1, 1997 among Illinois
10.4              State Medical Inter-Insurance Exchange and the reinsurers listed therein.*

                  Physician's Business Practice Liability Quota Share Reinsurance Agreement, effective
                  July 1, 1997 among Illinois State Medical Inter-Insurance Exchange and the
10.5              reinsurers listed therein.*

10.6              Aggregate Stop Loss Reinsurance Contract, effective July 1, 1997 between Illinois
                  State Medical Inter-Insurance Exchange and Cologne Reinsurance Company
                  (Dublin) Ltd.**

10.7              Shared Services Agreement among the Illinois State Medical Inter-Insurance
                  Exchange, Illinois State Medical Services, Inc. and Illinois State Medical Society.*

10.8              Lease dated October 14, 1996, by and between U.S. Equities Realty, Inc., as agent for the Beneficiary of LaSalle National Bank, as Trustee under Trust No. 106020 and
                  Illinois State Medical Inter-Insurance Exchange, as amended.*





EXHIBIT
NUMBER                              DOCUMENT DESCRIPTION

10.9              Amended and Restated Employment Agreement dated January 20, 1999, between
                  Illinois State Medical Inter-Insurance Exchange and Alexander R. Lerner.*

10.10             Amended and Restated Employment Agreement dated January 20, 1999, between
                  Illinois State Medical Inter-Insurance Exchange and Donald Udstuen.*

10.11             Amended and Restated Employment Agreement dated January 20,
                  1999, between Illinois State Medical Inter-Insurance Exchange and Jeffrey M. Holden*.

10.12             Employment Agreement dated April 21, 1999, between Illinois State Medical Inter-
                  Insurance Exchange and Saul Morse.*

10.13             Amended and Restated Employment Agreement dated January 20, 1999, between
                  Illinois State Medical Inter-Insurance Exchange and Eugene J. Gross.*

11                Statement regarding computation of per share earnings, reference is made to page F-
                  ----.
21                Subsidiaries of the registrant.**

23.1              Consent of Ernst & Young LLP.

23.2              Consent of Lord, Bissell & Brook (to be included in Exhibit 5).

23.3              Consent of Salomon Smith Barney Inc. (included in Annex II to the proxy statement/prospectus).

24                Power of Attorney (included in signature page).**

27                Financial Data Schedule.

99.1              Form of Proxy Card.*

99.2              Form of Taxpayer Identification Card.*

99.3              Form of Record Card.*

----------------

*       To be filed by amendment
**      Previously filed



        B. FINANCIAL STATEMENT SCHEDULES Schedules I, II, III, IV and VI have been omitted as all required data is included in the Financial Statements and corresponding footnotes. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and therefore have been omitted.

ITEM 22.  UNDERTAKINGS.

        (a) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that the reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.


                 (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, for purposes of determining any liability under then Securities Act, each the post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.


        (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against the liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.


        (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on August 6, 1999.


                                              ISMIE Holdings, Inc.


                                              BY: /s/ Alexander R. Lerner
                                                  -----------------------
                                                  Alexander R. Lerner
                                                  President and
                                                  Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 6, 1999.


NAME                                         TITLE
---                                          -----


               *
----------------------------
Harold L. Jensen, M.D.                       Chairman of the Board

               *
----------------------------
Walter Whisler, M.D.                         Vice Chairman of the Board

/s/ Alexander R. Lerner
----------------------------
Alexander R. Lerner                          President, Chief Executive Officer
                                             and Director (principal executive
                                             officer)
               *
----------------------------
Donald A. Udstuen                            Chief Operating Officer and
                                             Director



               *
----------------------------
Eugene J. Gross                              Chief Financial Officer and
                                             Assistant Treasurer (principal
                                             financial and accounting officer)

               *
----------------------------
Irwin A. Smith, M.D.                         Secretary and Director

               *
----------------------------
Peter A. Brusca, M.D.                        Treasurer and Director

               *
----------------------------
Richard A. Geline, M.D.                      Director

               *
----------------------------
Henri S. Havdala, M.D.                       Director

               *
----------------------------
Robert M. Reardon, M.D.                      Director

              *
----------------------------
 Jane Jackman, M.D.                           Director

*By: /s/ Alexander R. Lerner
----------------------------
        Alexander R. Lerner
        as attorney-in-fact for
        each of the persons indicated